Tabcorp

Financial Report 2007

Contents

Income statement

for the year ended 30 June 2007

	Note	Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
		$m	$m	**$m**	$m
Total operating revenues		**3,835.0**	3,776.9	**27.0**	25.9
Other revenues	2	**48.7**	57.9	**322.0**	487.3
Revenue		**3,883.7**	3,834.8	**349.0**	513.2
Other income	2	**(1.5)**	11.8	**(0.9)**	0.2
Government taxes and levies		**(1,044.3)**	(1,018.7)	**-**	-
Commissions and fees		**(825.5)**	(796.0)	**(7.4)**	(11.7)
Employment costs		**(587.3)**	(536.2)	**(48.1)**	(23.6)
Depreciation and amortisation	2	**(142.3)**	(139.1)	**(2.9)**	(1.7)
Impairment	2	**(2.2)**	(68.5)	**-**	-
Property costs		**(78.7)**	(76.0)	**(0.2)**	(0.7)
Computer costs		**(28.9)**	(27.1)	**(0.1)**	(0.2)
Advertising and promotions		**(80.9)**	(82.2)	**(2.5)**	(2.3)
Professional and contract services		**(33.3)**	(33.4)	**(13.8)**	(6.8)
Finance costs	2	**(172.3)**	(165.9)	**-**	(0.2)
Other expenses		**(246.9)**	(208.5)	**(12.1)**	(7.1)
Profit before income tax expense		**639.6**	695.0	**261.0**	459.1
Income tax (expense)/benefit	4	**(190.1)**	(152.4)	**12.1**	4.3
Net profit after tax		**449.5**	542.6	**273.1**	463.4
Net loss attributable to minority interest		**0.9**	0.8	**-**	-
Net profit attributable to members of the parent entity		**450.4**	543.4	**273.1**	463.4
Earnings per share for profit attributable to members of the parent entity:					
Basic earnings per share (cents per share)	6	**85.8**	103.6		
Diluted earnings per share (cents per share)	6	**85.6**	103.4		

The accompanying notes form an integral part of this income statement.

Balance sheet

as at 30 June 2007

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
Current assets					
Cash and cash equivalents	7	**202.2**	206.6	**39.9**	46.6
Receivables	8	**31.6**	34.7	**2,446.8**	2,632.6
Inventories	9	**15.1**	15.0	**-**	-
Derivative financial instruments	33(a)	**-**	1.8	**-**	-
Other	10	**18.7**	20.5	**2.5**	0.8
Assets held for sale	11	**15.1**	-	**-**	-
Total current assets		**282.7**	278.6	**2,489.2**	2,680.0
Non current assets					
Investments in controlled entities		**-**	-	**447.7**	447.7
Property, plant and equipment	12	**1,461.8**	1,442.3	**6.3**	7.4
Licences	13	**1,220.8**	1,230.1	**597.2**	597.2
Other intangible assets	14	**3,680.7**	3,676.5	**7.2**	26.4
Deferred tax assets	4	**-**	-	**8.1**	1.3
Derivative financial instruments	33(a)	**66.8**	29.7	**-**	-
Other	10	**13.7**	14.8	**0.3**	1.3
Total non current assets		**6,443.8**	6,393.4	**1,066.8**	1,081.3
TOTAL ASSETS		**6,726.5**	6,672.0	**3,556.0**	3,761.3
Current liabilities					
Payables	16	**379.8**	345.4	**19.0**	16.1
Interest bearing liabilities	17	**390.0**	390.0	**-**	-
Current tax liabilities		**13.2**	33.3	**13.6**	31.4
Provisions	18	**114.7**	122.3	**18.3**	1.9
Other	19	**2.6**	5.2	**-**	-
Liabilities held for sale	11	**4.6**	-	**-**	-
Total current liabilities		**904.9**	896.2	**50.9**	49.4
Non current liabilities					
Interest bearing liabilities	17	**1,950.6**	2,029.6	**-**	-
Deferred tax liabilities	4	**271.7**	246.1	**-**	-
Provisions	18	**45.3**	63.8	**0.6**	0.2
Derivative financial instruments	33(a)	**167.3**	73.4	**-**	-
Other	19	**2.5**	-	**-**	-
Total non current liabilities		**2,437.4**	2,412.9	**0.6**	0.2
TOTAL LIABILITIES		**3,342.3**	3,309.1	**51.5**	49.6
NET ASSETS		**3,384.2**	3,362.9	**3,504.5**	3,711.7
Equity					
Issued capital	20	**3,192.3**	3,176.3	**3,198.0**	3,197.2
Retained earnings	20	**168.6**	201.7	**299.1**	509.5
Reserves	20	**15.2**	(19.2)	**7.4**	5.0
Parent interests		**3,376.1**	3,358.8	**3,504.5**	3,711.7
Minority interests	21	**8.1**	4.1	**-**	-
TOTAL EQUITY		**3,384.2**	3,362.9	**3,504.5**	3,711.7

The accompanying notes form an integral part of this balance sheet.

Cash flow statement

for the year ended 30 June 2007

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
Cash flows from operating activities					
Net cash receipts in the course of operations		**4,009.0**	3,969.1	**59.8**	47.5
Payments to suppliers, service providers and employees		**(2,057.1)**	(1,893.6)	**(72.3)**	(53.8)
Payments of government levies, betting taxes and GST		**(993.1)**	(998.7)	**(137.5)**	(148.0)
Dividends received		**-**	-	**296.6**	471.0
Interest received		**8.7**	9.5	**2.2**	1.7
Finance costs paid		**(161.4)**	(162.7)	**-**	(0.2)
Income tax paid		**(198.2)**	(218.4)	**(195.8)**	(224.0)
Net cash flows from operating activities	22	**607.9**	705.2	**(47.0)**	94.2
Cash flows from investing activities					
Proceeds from sale of businesses		**-**	6.3	**-**	-
Payments for property, plant and equipment and intangibles		**(166.8)**	(236.1)	**(2.4)**	(23.9)
Proceeds from sale of property, plant and equipment and intangibles		**5.8**	38.0	**-**	0.2
Repayments of loans to controlled entities		**-**	-	**526.1**	409.2
Net cash flows from investing activities		**(161.0)**	(191.8)	**523.7**	385.5
Cash flows from financing activities					
Net proceeds/(repayments) from borrowings		**22.0**	(98.0)	**-**	-
Dividends paid		**(348.4)**	(299.5)	**(348.4)**	(299.5)
On-market share purchases for dividend reinvestment plan		**(134.6)**	(146.7)	**(134.6)**	(146.7)
Payments for on-market share buy back		**(1.2)**	(1.6)	**(1.2)**	(1.6)
Proceeds from issue of shares and exercise of options		**-**	13.9	**-**	13.9
Proceeds from issue of shares to minority interests		**-**	4.9	**-**	-
Proceeds from sale of treasury shares		**-**	1.5	**-**	-
Repayments of employee share loans		**16.0**	9.3	**0.8**	0.4
Net cash flows from financing activities		**(446.2)**	(516.2)	**(483.4)**	(433.5)
Net increase/(decrease) in cash held		**0.7**	(2.8)	**(6.7)**	46.2
Cash at the beginning of the financial year		**206.6**	209.4	**46.6**	0.4
Cash at the end of the financial year	22	**207.3**	206.6	**39.9**	46.6

The accompanying notes form an integral part of this cash flow statement.

Statement of recognised income and expense

for the year ended 30 June 2007

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
Change in fair value of cash flow hedges		**45.9**	(30.1)	-	-
Actuarial gain/(loss) on defined benefit plan	26	**(0.8)**	3.7	**(0.8)**	3.7
Income tax (expense)/benefit on items taken directly to equity	4(a)	**(13.6)**	8.0	**0.3**	(1.1)
Net income/(expense) recognised directly in equity		**31.5**	(18.4)	**(0.5)**	2.6
Net profit after tax		**449.5**	542.6	**273.1**	463.4
Total recognised income and expense for the period		**481.0**	524.2	**272.6**	466.0
Attributable to:					
Members of the parent entity		**481.9**	525.0	**272.6**	466.0
Minority interest		**(0.9)**	(0.8)	-	-
		481.0	524.2	**272.6**	466.0
Effects of changes in accounting policy on members of the parent entity:					
Retained earnings		-	0.7	-	-
Net unrealised gain/(loss) reserve		-	(3.2)	-	-
		-	(2.5)	-	-

The accompanying notes form an integral part of this statement of recognised income and expense.

Notes to the financial statements

for the year ended 30 June 2007

1. Significant accounting policies and corporate information

Tabcorp Holdings Limited (the Company) is a company limited by shares which are traded on the Australian Stock Exchange. The Company is incorporated and domiciled in Australia. The financial report of the Company for the year ended 30 June 2007 comprises the Company and its subsidiaries (collectively referred to as the Group) and the Group's interest in joint ventures.

The financial report was authorised for issue by the directors on 23 August 2007.

(a) Statement of compliance

New Australian Accounting Standards
Australian Accounting Standards that have been recently issued or amended but are not yet effective have not been applied to the financial report.

The following amendments by the AASB to Australian Accounting Standards are currently being assessed by management but are not expected to change accounting policies, or have a material impact on the Group's financial position and performance, however increased disclosures may be required in the Group's financial statements.

AASB Reference	Title	Application date for Group
AASB 7	Financial Instruments: Disclosures	1 July 2007
AASB 8	Operating Segments	1 July 2009
AASB 123	Borrowing Costs	1 July 2009
AASB 2005-10	Amendments to Australian Accounting Standards	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11	1 July 2007
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards	1 July 2007
Interpretation 4	Determining whether an Arrangement contains a Lease	1 July 2008
Interpretation 10	Interim Financial Reporting and Impairment	1 July 2007
Interpretation 11	AASB 2 - Group and Treasury Share Transactions	1 July 2007

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

(b) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia.

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments and pension assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

1. Significant accounting policies and corporate information (continued)

(b) Basis of preparation (continued)

The accounting policies have been applied consistently throughout the Group for the purposes of this financial report.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

(c) Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events.

The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives
The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are described in note 15.

(d) Basis of consolidation

Controlled entities
Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of controlled entities are included in the consolidated financial report from the date control commences until the date that control ceases. The financial statements of the controlled entities are prepared for the same reporting period as the Company, using consistent accounting policies.

Joint ventures
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Jointly controlled entities
Investments in jointly controlled entities are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Group's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Jointly controlled operations and assets
The interest of the Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls, the liabilities it incurs, the expenses it incurs, and the share of income that it earns from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation
Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(e) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(f) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for cash flow hedge accounting, any resultant gain or loss may be deferred to reserves.

The fair value of interest rate swap and cross currency swap contracts is determined by reference to market values for similar instruments.

(g) Hedging

Cash flow hedges

Where a derivative financial instrument is designated as a hedge to the exposure to the variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

For cash flow hedges, the effective part of any gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability of changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the derivative is recognised directly in the income statement.

(h) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Wagering and gaming revenue

Revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover.

Casino revenue

Revenue is recognised as the net gaming win plus the retail sale of food, beverages, accommodation and other services.

Fixed odds betting revenue

Revenue is recognised as the net win or loss on an event. The amounts bet on an event are recognised as a liability until the outcome of the event is determined, at which time the revenue is brought to account. Open betting positions are carried at fair market value and gains and losses arising on these positions are recognised in revenue.

Provision of technology services

Revenue is recognised where the contracted outcome can be reliably measured and control of the right to be compensated for the services exists under the contractual agreement.

Sale of goods

Revenue is recognised when:

- the significant risks and rewards of ownership of the goods have passed to the buyer;
- it is probable consideration will pass from the buyer in accordance with an established arrangement; and
- the amount of consideration can be reliably measured.

Media operations revenue

Revenue includes subscription income, advertising revenue and product recoveries, and is recognised once the service has been rendered.

Interest

Revenue is recognised as the interest accrues, using the effective interest rate method.

Dividends

Revenue is recognised when the right to receive payment is established.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

1. Significant accounting policies and corporate information (continued)

(i) Finance costs

Finance costs are recognised as an expense when incurred.

(j) Taxation

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:

- goodwill; and
- the initial recognition of an asset or liability in a transaction which is not a business combination and that affect neither accounting nor taxable profit at the time of the transaction.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Goods and services tax

Revenues, expenses, assets and liabilities are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(k) Cash

Cash comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash for the purpose of the cash flow statement.

(l) Receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amount (where applicable). An allowance for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(m) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress, and are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(n) Non current assets held for sale and discontinued operations

Assets classified as held for sale (and all assets and liabilities in a disposal group) are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement. No depreciation or amortisation is charged on these assets while they are classified as held for sale.

A discontinued operation is a component of the Group's business that represents a separate major line of business or is a controlled entity acquired or held exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(o) Investment in controlled entities

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(p) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (refer to note 1(r)).

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases where the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of property, plant and equipment other than land, which is not depreciated.

Useful life	
Buildings	10 - 95 years
Leasehold improvements	4 - 75 years
Plant and equipment	5 - 19 years

(q) Intangible assets

Goodwill arising from business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Impairment

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated at acquisition date to cash generating units expected to benefit from the business combination's synergies and is not amortised but is tested annually for impairment. Impairment is determined by assessing the recoverable amount of the cash generating unit, to which the goodwill relates. When the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses are recognised directly in the income statement and are not subsequently reversed.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses (refer to note 1(r)). The cost of internally developed software includes the cost of materials, direct labour and an appropriate proportion of overheads. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation

Amortisation of intangible assets is charged to the income statement as follows:

Victorian wagering and gaming licence:

The licence has not been amortised as the payment to be received by the Company under Section 4 of the Gambling Regulation Act 2003 (Vic) at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence expires in 2012.

Star City casino licence:

The licence is amortised on a straight line basis from its date of issue until expiry in 2093.

Treasury casino licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2070.

Queensland Keno licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2022.

NSW wagering licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2097.

Other licences:

Other licences are amortised on a straight line basis over the life of the licences.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

1. Significant accounting policies and corporate information (continued)

(q) Intangible assets (continued)

Other intangible assets:
Other intangibles relate to the contribution to the construction costs of the state government owned Gold Coast Convention and Entertainment Centre. The Group's Gold Coast casino is deriving future benefits from the contribution, which is being amortised over a period of 50 years.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Software is amortised on a straight line basis over its useful life, which varies from 5 to 8 years.

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the directors believe that the life of these intangibles to the Group will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material. These assets, together with goodwill, are tested annually for impairment.

(r) Impairment

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. When an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated as it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Impairment losses are recognised immediately in the income statement.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

(s) Payables

Payables are stated at amortised cost.

(t) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as a finance cost.

Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced, has been announced publicly, or has no realistic probability of withdrawal. Future operating costs are not provided for in the provision for restructuring.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Self insurance
Where the Group self insures for workers' compensation, a provision is recognised in the balance sheet, which includes a prudential margin.

Management agreement
A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities of Jupiters Limited acquired in 2003. The increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

(u) Interest bearing liabilities

Interest bearing liabilities are recognised initially at fair value plus directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recognised at amortised cost. Amortised cost is calculated using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised in addition to the amortisation process.

(v) Employee benefits

Post-employment benefits
Accumulation plan
The Group's commitment to accumulation plans is

limited to making the contributions in accordance with the minimum statutory requirements. There is no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees relating to current and past employee services.

Contributions to accumulation plans are recognised as expenses in the income statement as the contributions become payable. A liability is recognised when the Group is required to make future payments as a result of employees' services provided.

Defined benefit plan

The Group operates a defined benefit plan which is recognised in the balance sheet as the difference between the present value of the estimated future benefits that will be payable to plan members and the fair value of the plan's assets. At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. When the fair value of the plan assets is less than the present value of the defined benefit obligation, the net deficit is recognised as a liability.

An annual adjustment is made to recognise all movements in the carrying amount of the plan as income or expense in the income statement, except for the portion of the movement that is attributable to actuarial gains and losses, which are recognised directly in equity. Actuarial gains and losses represent the difference between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.

Long service leave

The Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Group's obligations.

Wages, salaries and annual leave

Liabilities for employee benefits of salaries, wages and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the Group expects to pay, including related on-costs when the liability is expected to be settled.

Share based payment transactions

The Group operates the Long Term Performance Plan (LTPP), which is available at the most senior executive levels. Under the LTPP, employees may become entitled to Performance Options (and prior to December 2006, also Share Rights) in the Company.

The fair value of Performance Options and Share Rights is measured at grant date and is recognised as an employee expense (with a corresponding increase in equity) over four years (three years for instruments issued prior to 30 June 2006) irrespective of whether the Performance Options and Share Rights vest to the holder. A reversal of the expense is only recognised in the event the instruments lapse due to cessation of employment within the four year period (three year period for instruments issued prior to 30 June 2006).

The fair value of the Performance Options and Share Rights is determined by an external valuer and takes into account the terms and conditions upon which the Performance Options and Share Rights were granted.

The dilutive effect, if any, of outstanding Performance Options and Share Rights is reflected in the computation of diluted earnings per share.

In addition, the Group operates the Short Term Performance Plan (STPP) and Medium Term Performance Plan (MTPP) for senior executives. Participants in the STPP have the opportunity to voluntarily sacrifice part or all of the award payable under the STPP into shares. The cost of the shares is recognised in the year of performance. Participants in the MTPP become entitled to Restricted Shares, which are subject to a two year service condition. The cost of the Restricted Shares is based on the market price at grant date and is recognised over a two year period.

Restricted Shares may be issued to executives as an incentive upon appointment or for retention. The fair value of Restricted Shares is recognised as an employee expense over the relevant vesting period.

Refer to note 25 for further details on the share based payment transactions.

(w) Rental in advance

The payment made for rental in advance for the Star City casino site for 12 years was deferred in the balance sheet at the nominal amount and amortised over 12 years commencing from the date of issue of the casino licence in 1994. The amount is now fully amortised.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

1. Significant accounting policies and corporate information (continued)

(w) Rental in advance (continued)

The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the balance sheet at the nominal amount and is being amortised over 95 years from the commencement of the rental of the site in 1997.

(x) Deferred revenue

Deferred revenue includes subscriptions received before the end of the financial year, but relating to future periods.

(y) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received.

Any transaction costs directly attributable to the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.

The balance of limited recourse loans provided to employees to participate in employee share plans are recorded as a reduction in issued capital. No such loans have been granted since 2003.

Shares held in the Company by a special purpose entity established to administer an employee share plan are recorded as a reduction in issued capital. All shares were disposed of prior to 31 December 2005.

The amount which has been credited to the employee equity benefit reserve in relation to Performance Options and Share Rights is transferred to issued capital to the extent the relevant Performance Options and Share Rights vest.

(z) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

(aa) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the Company, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Company, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenue or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ab) Capitalised costs

Capitalised costs relating to development projects and potential business acquisitions are recognised as an asset when it is:

- probable that any future economic benefit associated with the item will flow to the entity; and
- it can be reliably measured.

If it becomes apparent that the development or acquisition will not occur the amount is expensed to the income statement.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
2. Revenue and expenses				
(a) Other revenues:				
Finance revenue	**8.6**	9.4	**2.3**	1.7
Dividend revenue received from controlled entities	**-**	-	**296.6**	471.0
Other revenue items	**40.1**	48.5	**23.1**	14.6
	48.7	57.9	**322.0**	487.3
(b) Other income:				
Net gain/(loss) on disposal of non current assets	**(2.0)**	8.5	**(0.9)**	0.2
Net gain on disposal of businesses	**-**	0.6	**-**	-
Net foreign exchange gain	**0.5**	2.7	**-**	-
	(1.5)	11.8	**(0.9)**	0.2
(c) Depreciation:				
- buildings	**14.4**	8.3	**-**	-
- leasehold improvements	**14.3**	13.7	**-**	-
- plant and equipment	**75.4**	83.7	**1.5**	1.0
	104.1	105.7	**1.5**	1.0
(d) Amortisation:				
- NSW wagering licence	**3.7**	3.7	**-**	-
- Star City and Treasury casino licences	**3.2**	3.1	**-**	-
- Queensland Keno licence	**2.4**	2.4	**-**	-
- customer contracts and relationships	**0.2**	0.2	**-**	-
- software	**23.6**	13.6	**1.4**	0.7
- rental in advance	**4.7**	10.0	**-**	-
- other	**0.4**	0.4	**-**	-
	38.2	33.4	**1.4**	0.7
(e) Impairment:				
- goodwill	**-**	59.7	**-**	-
- software	**-**	6.7	**-**	-
- assets held for sale	**-**	2.1	**-**	-
- property, plant and equipment	**2.2**	-	**-**	-
	2.2	68.5	**-**	-
(f) Employment costs:				
Included in employment costs:				
- defined benefit plan expense	**0.6**	1.3	**0.6**	1.3
- defined contribution plan expense	**38.4**	33.4	**0.7**	0.8
- share based payments expense	**3.7**	3.8	**1.0**	1.3
- reorganisation costs	**37.0**	6.7	**27.5**	1.2
	79.7	45.2	**29.8**	4.6
(g) Operating lease rentals:				
- minimum lease payments	**27.6**	25.8	**1.5**	2.2
(h) Finance costs:				
- other parties	**165.0**	161.2	**-**	0.2
- unwinding of discounts	**7.3**	4.7	**-**	-
	172.3	165.9	**-**	0.2

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$'000	$'000	**$'000**	$'000
3. Auditor's remuneration				
Amounts received or due and receivable by Ernst & Young for:				
- audit and review of the financial report of the Company and any other entity in the Group	**1,383**	1,482	**379**	341
- other services in relation to the Company and any other entity in the Group:				
- other audit services	**89**	305	**-**	-
- other regulatory audit services	**97**	108	**-**	-
- other assurance	**15**	-	**-**	-
	1,584	1,895	**379**	341

The auditor of the Company and its controlled entities is Ernst & Young. From time to time, Ernst & Young provides other services to the Group, which are subject to strict corporate governance procedures encompassing the selection of service providers and the setting of their remuneration. The Chairman of the Audit Committee must approve any other services provided by Ernst & Young to the Group.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
4. Income tax				
(a) Income tax expense				
The major components of income tax expense are:				
Current tax expense	**181.8**	224.8	**(3.8)**	(3.3)
Adjustments in respect of current income tax of previous years:				
- affecting provision for income tax	**(4.4)**	(3.0)	**(1.4)**	0.2
- affecting deferred tax balances	**(2.0)**	(10.7)	**(0.3)**	(0.9)
Deferred income tax expense relating to the origination and reversal of temporary differences	**14.7**	(58.7)	**(6.6)**	(0.3)
Income tax expense/(benefit) reported in the income statement	**190.1**	152.4	**(12.1)**	(4.3)
Aggregate current and deferred tax relating to items charged or credited to equity:				
Change in value of cash flow hedges	**13.9**	(9.1)	**-**	-
Actuarial gain/(loss) on defined benefit plan	**(0.3)**	1.1	**(0.3)**	1.1
Income tax expense/(benefit) reported in equity	**13.6**	(8.0)	**(0.3)**	1.1

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Income tax expense				
A reconciliation between income tax expense and the product of accounting profit before income tax multiplied by the income tax rate is as follows:				
Accounting profit before income tax expense	**639.6**	695.0	**261.0**	459.1
At the Group's statutory income tax rate of 30%	**(191.9)**	(208.5)	**(78.3)**	(137.7)
- Dividends received	**-**	-	**89.0**	141.3
- Impairment of goodwill	**-**	(17.9)	**-**	-
- Prepaid rent	**(1.6)**	(6.0)	**-**	-
- International business costs	**(1.3)**	(4.1)	**-**	-
- Sundry items	**(1.7)**	2.3	**(0.3)**	-
- Recognition of tax benefit upon entry into tax consolidation and resetting tax values	**-**	70.7	**-**	-
- Over provision in prior years	**6.4**	11.1	**1.7**	0.7
Aggregate income tax (expense)/benefit	**(190.1)**	(152.4)	**12.1**	4.3
(b) Deferred tax assets				
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Doubtful debts	**2.5**	3.3	**-**	-
Employee benefits	**20.2**	19.9	**1.0**	0.6
Merger/acquisition costs	**3.6**	4.5	**0.8**	-
Provision for management agreement	**13.7**	19.1	**-**	-
Provision for restructuring costs	**5.6**	3.2	**4.3**	-
Provision for onerous contract - surplus lease space	**1.5**	2.1	**-**	-
Fair value of cross currency swaps	**8.3**	3.6	**-**	-
Minor assets	**1.0**	1.5	**-**	0.1
Other provisions	**1.3**	5.0	**1.6**	0.1
Tax losses	**-**	0.6	**-**	0.6
Accrued expenses	**11.3**	7.0	**1.1**	0.8
Jackpots	**2.0**	3.4	**-**	-
Amounts recognised directly in equity:				
Fair value of cash flow hedges	**(3.7)**	10.1	**-**	-
	67.3	83.3	**8.8**	2.2
Deferred tax assets set off	**67.3**	83.3	**-**	-
Deferred tax liabilities set off	**-**	-	**0.7**	0.9
Net deferred tax assets	**-**	-	**8.1**	1.3
Movements:				
Opening balance at 1 July	**83.3**	86.8	**2.2**	1.6
Application of AASB 139	**-**	0.8	**-**	-
Credited/(charged) to the income statement	**(2.1)**	(13.4)	**6.6**	0.6
Credited/(charged) to equity	**(13.9)**	9.1	**-**	-
Closing balance at 30 June	**67.3**	83.3	**8.8**	2.2

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
4. Income tax (continued)				
(c) Deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Prepayments	**5.1**	4.7	**-**	-
Inventories	**3.3**	3.0	**-**	-
Unclaimed dividend adjustment	**4.8**	4.6	**-**	-
Prepaid rent	**35.2**	32.9	**-**	-
Fair value of US dollar private placement	**7.3**	3.2	**-**	-
Intangibles	**11.8**	5.2	**0.4**	0.2
Licences	**187.1**	189.9	**-**	-
Property, plant and equipment	**83.2**	84.3	**0.2**	0.3
Other	**1.1**	1.2	**-**	-
Amounts recognised directly in equity:				
Actuarial gains/(losses) on defined benefit plans	**0.1**	0.4	**0.1**	0.4
	339.0	329.4	**0.7**	0.9
Deferred tax assets set off	**67.3**	83.3	**-**	-
Deferred tax liabilities set off	**-**	-	**0.7**	0.9
Net deferred tax liabilities	**271.7**	246.1	**-**	-
Movements:				
Opening balance at 1 July	**329.4**	410.4	**0.9**	0.4
Charged/(credited) to the income statement	**9.9**	(82.1)	**0.1**	(0.6)
Charged/(credited) to equity	**(0.3)**	1.1	**(0.3)**	1.1
Closing balance at 30 June	**339.0**	329.4	**0.7**	0.9

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited (the Head Company) and its 100% owned subsidiaries formed an income tax consolidation group. Members of the tax consolidation group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the Head Company default on its tax payment obligations. At balance date, the possibility of default is remote.

Tab Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group when full beneficial share ownership was attained on 20 September 2004. An income tax benefit of $70.7 million was recognised in the prior year resulting from the finalisation of resetting the tax values of certain assets.

Tax effect accounting by members of the tax consolidation group

Members of the tax consolidation group have entered into a tax funding agreement effective from 1 July 2005. Under the terms of the tax funding agreement, the Head Company and each of the members in the tax consolidation group have agreed to make a tax equivalent payment to or from the Head Company, based on the current tax liability or current tax asset of the member. Deferred taxes are recorded by members of the tax consolidation group in accordance with the principles of AASB 112 'Income Taxes'. Calculations under the tax funding agreement are undertaken for statutory reporting purposes.

The allocation of taxes under the tax funding agreement is recognised as either an increase or decrease in the subsidiaries' intercompany accounts with the tax consolidation group Head Company. The Group has chosen to adopt the Group Allocation method as outlined in UIG 1052 'Tax Consolidation Accounting' as the basis to determine each members' current and deferred taxes. The Group Allocation method as adopted by the Group will not give rise to any contribution or distribution of the subsidiaries' equity accounts as there will not be any differences between the current tax amount that is allocated under the tax funding agreement and the amount that is allocated under the Group Allocation method.

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
5. Dividends					
Dividends declared and paid during the year on ordinary shares:					
(a) Final dividend for 2006 of 45.0 cents (2005: 41.0 cents)		**236.2**	215.2	**236.2**	215.2
(b) Interim dividend for 2007 of 47.0 cents (2006: 44.0 cents)		**246.8**	231.0	**246.8**	231.0
	20(b)	**483.0**	446.2	**483.0**	446.2
Dividends declared after balance date					
Since the end of the financial year, the directors declared the following dividend:					
Final - 47.0 cents per share (2006: 45.0 cents per share)		**246.7**	236.2	**246.7**	236.2
The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 31).					
Franking credit balance					
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis:				**191.3**	214.9
Franking credits available once the impact of dividends declared after balance date has been incorporated:				**85.6**	113.7

Dividends on ordinary shares are fully franked at a tax rate of 30%.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated 2007 $m	Consolidated 2006 $m
6. Earnings per share		
(a) Earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Net profit attributable to members of the parent entity	**450.4**	543.4

	Consolidated 2007 Number	Consolidated 2006 Number
(b) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used in calculating basic earnings per share	**524,927,016**	524,740,823
Effect of dilution:		
- Options and Performance Options	**659,559**	482,206
- Share Rights	**406,940**	226,285
Weighted average number of ordinary shares adjusted for the effect of dilution	**525,993,515**	525,449,314
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**51,665**	86,466

(c) Information concerning the classification of securities

(i) Options and Performance Options

Options and Performance Options granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The Options and Performance Options have not been included in the determination of basic earnings per share. Details relating to Options and Performance Options are set out in note 25.

The following Performance Options granted are not included in the calculation of diluted earnings per share because they are not dilutive. These Performance Options could potentially dilute basic earnings per share in the future:

	Note	Consolidated 2007 Number	Consolidated 2006 Number
- Issue date 7 September 2004	25	-	1,042,225
- Issue date 3 March 2005	25	**50,574**	74,097
- Issue date 7 September 2005	25	**731,765**	1,277,029
- Issue date 3 March 2006	25	-	143,872
- Issue date 3 April 2006	25	**112,500**	112,500
- Issue date 17 November 2006	25	**899,583**	n/a

(ii) Share Rights

Share Rights granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The Share Rights have not been included in the determination of basic earnings per share. Details relating to Share Rights are set out in note 25.

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
7. Cash and cash equivalents					
Cash on hand and in banks		**108.4**	112.8	**4.7**	1.3
Short term deposits, maturing within 30 days		**93.8**	93.8	**35.2**	45.3
		202.2	206.6	**39.9**	46.6
8. Receivables					
Current					
Trade debtors [i]		**26.6**	29.3	**-**	-
Allowance for doubtful debts		**(9.8)**	(10.9)	**-**	-
		16.8	18.4	**-**	-
Sundry debtors		**14.8**	16.3	**0.1**	0.2
Amounts receivable from controlled entities	29	**-**	-	**2,446.7**	2,632.4
		31.6	34.7	**2,446.8**	2,632.6

(i) Trade debtors are non-interest bearing and are generally on 30-90 day terms.

9. Inventories					
Consumable stores at cost		**16.7**	15.9	**-**	-
Provision for obsolescence		**(2.0)**	(1.7)	**-**	-
		14.7	14.2	**-**	-
Finished goods and stores at net realisable value		**0.4**	0.8	**-**	-
		15.1	15.0	**-**	-
10. Other assets					
Current					
Prepayments		**15.7**	14.0	**2.5**	0.8
Rental in advance		**0.3**	5.0	**-**	-
Other		**2.7**	1.5	**-**	-
		18.7	20.5	**2.5**	0.8
Non current					
Prepayments		**0.8**	1.0	**-**	-
Rental in advance		**11.5**	11.8	**-**	-
Pension asset	26	**0.3**	1.3	**0.3**	1.3
Other		**1.1**	0.7	**-**	-
		13.7	14.8	**0.3**	1.3

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
11. Assets and liabilities held for sale				
Assets held for sale				
Current				
Cash and cash equivalents	**5.1**	-	-	-
Receivables	**0.1**	-	-	-
Property, plant and equipment	**6.6**	-	-	-
Intangibles	**3.3**	-	-	-
	15.1	-	-	-
Liabilities held for sale				
Current				
Payables	**4.6**	-	-	-

The assets and liabilities held for sale relate to certain international operations, which are intended to be disposed of in the next financial year.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
12. Property, plant and equipment				
Land and buildings:				
Freehold land:				
- at cost	**111.2**	113.6	-	-
Buildings:				
- at cost [(i)]	**881.3**	842.7	-	-
- accumulated depreciation	**(105.8)**	(93.7)	-	-
	775.5	749.0	-	-
Total land and buildings, net	**886.7**	862.6	-	-
Leasehold improvements:				
- at cost [(i)]	**327.0**	332.5	**0.1**	-
- accumulated depreciation	**(91.1)**	(83.9)	-	-
Total leasehold improvements, net	**235.9**	248.6	**0.1**	-
Plant and equipment:				
- at cost [(i)]	**894.2**	830.2	**11.2**	11.9
- accumulated depreciation	**(555.0)**	(499.1)	**(5.0)**	(4.5)
Total plant and equipment, net	**339.2**	331.1	**6.2**	7.4
	1,461.8	1,442.3	**6.3**	7.4
(i) Includes capital works in progress of:				
Freehold land - at cost	**1.6**	1.6	-	-
Buildings - at cost	**73.2**	41.4	-	-
Leasehold improvements - at cost	**2.0**	10.9	**0.1**	-
Plant and equipment - at cost	**49.6**	49.5	**2.7**	2.9
Total capital works in progress	**126.4**	103.4	**2.8**	2.9

Reconciliations	Freehold land	Buildings	Leasehold improvements	Plant and equipment
	$m	$m	$m	$m
2007 - Consolidated				
Carrying amount at beginning of year	**113.6**	**749.0**	**248.6**	**331.1**
Additions	-	**41.5**	**1.9**	**100.7**
Reclassification/transfer	**(1.8)**	**2.7**	**0.4**	**(0.2)**
Disposals/write down	**(0.6)**	**(2.0)**	-	**(1.1)**
Impairment	-	**(1.0)**	-	**(1.2)**
Transfer to assets held for sale	-	-	-	**(6.6)**
Depreciation expense	-	**(14.7)**	**(15.0)**	**(83.5)**
Carrying amount at end of year	**111.2**	**775.5**	**235.9**	**339.2**
2007 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	-	-	-	**7.4**
Additions	-	-	**0.1**	**1.5**
Reclassification/transfer	-	-	-	**(0.9)**
Disposals	-	-	-	**(0.3)**
Depreciation expense	-	-	-	**(1.5)**
Carrying amount at end of year	-	-	**0.1**	**6.2**
2006 - Consolidated				
Carrying amount at beginning of year	115.7	711.4	249.1	365.1
Additions	1.6	46.4	14.3	59.6
Reclassification/transfer	-	-	-	-
Disposals/write down	-	(0.3)	(0.4)	(2.8)
Transfer to assets held for sale	(3.7)	-	-	-
Depreciation/amortisation expense	-	(8.5)	(14.4)	(90.8)
Carrying amount at end of year	113.6	749.0	248.6	331.1
2006 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	-	-	-	8.5
Additions	-	-	-	-
Reclassification/transfer	-	-	-	-
Disposals	-	-	-	(0.1)
Depreciation/amortisation expense	-	-	-	(1.0)
Carrying amount at end of year	-	-	-	7.4

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
13. Intangible assets - licences				
Victorian wagering and gaming licence:				
- at cost	**597.2**	597.2	**597.2**	597.2
NSW wagering licence:				
- at cost	**339.1**	339.1	-	-
- accumulated amortisation	**(11.1)**	(7.4)	-	-
	328.0	331.7	-	-
Star City and Treasury casino licences:				
- at cost	**294.7**	294.7	-	-
- accumulated amortisation	**(34.2)**	(31.0)	-	-
	260.5	263.7	-	-
Queensland Keno licence:				
- at cost	**43.7**	43.7	-	-
- accumulated amortisation	**(8.6)**	(6.2)	-	-
	35.1	37.5	-	-
	1,220.8	1,230.1	**597.2**	597.2

Reconciliations	**Victorian wagering & gaming licence**	**NSW wagering licence**	**Star City & Treasury casino licences**	**Queensland Keno licence**
	$m	**$m**	**$m**	**$m**
2007 - Consolidated				
Carrying amount at beginning of year	**597.2**	**331.7**	**263.7**	**37.5**
Amortisation expense	-	**(3.7)**	**(3.2)**	**(2.4)**
Carrying amount at end of year	**597.2**	**328.0**	**260.5**	**35.1**
2007 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	**597.2**	-	-	-
Carrying amount at end of year	**597.2**	-	-	-
2006 - Consolidated				
Carrying amount at beginning of year	597.2	335.4	266.8	39.9
Amortisation expense	-	(3.7)	(3.1)	(2.4)
Carrying amount at end of year	597.2	331.7	263.7	37.5
2006 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	597.2	-	-	-
Carrying amount at end of year	597.2	-	-	-

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
14. Intangible assets - other				
Goodwill:				
- at cost	**3,537.5**	3,537.5	**-**	-
- accumulated impairment	**(152.9)**	(152.9)	**-**	-
	3,384.6	3,384.6	**-**	-
Customer contracts and relationships:				
- at cost	**2.9**	2.9	**-**	-
- accumulated amortisation	**(0.7)**	(0.5)	**-**	-
	2.2	2.4	**-**	-
Software:				
- at cost [i]	**251.9**	232.1	**10.5**	31.8
- accumulated amortisation and impairment	**(114.0)**	(98.8)	**(3.3)**	(5.4)
	137.9	133.3	**7.2**	26.4
Other:				
- at cost	**20.6**	20.5	**-**	-
- accumulated amortisation	**(1.1)**	(0.8)	**-**	-
	19.5	19.7	**-**	-
Brand names at cost	**105.9**	105.9	**-**	-
Broadcast rights at cost	**6.5**	6.5	**-**	-
Media content at cost	**24.1**	24.1	**-**	-
	3,680.7	3,676.5	**7.2**	26.4
(i) Includes capital works in progress.	**18.6**	65.1	**1.5**	8.3

Notes to the financial statements

for the year ended 30 June 2007 (continued)

Reconciliations	Goodwill	Customer contracts & relationships	Software	Other	Brand names	Broadcast rights	Media content
	$m	$m	$m	$m	$m	$m	$m
14. Intangible assets - other (continued)							
2007 - Consolidated							
Carrying amount at beginning of year	**3,384.6**	**2.4**	**133.3**	**19.7**	**105.9**	**6.5**	**24.1**
Additions - acquired	-	-	**6.4**	**0.1**	-	-	-
- internally developed	-	-	**32.1**	-	-	-	-
Reclassification/transfer	-	-	**(0.4)**	-	-	-	-
Disposals	-	-	**(4.3)**	-	-	-	-
Transfer to assets held for sale	-	-	**(3.3)**				
Amortisation expense	-	**(0.2)**	**(25.9)**	**(0.3)**	-	-	-
Carrying amount at end of year	**3,384.6**	**2.2**	**137.9**	**19.5**	**105.9**	**6.5**	**24.1**
2007 - Tabcorp Holdings Ltd							
Carrying amount at beginning of year	-	-	**26.4**	-	-	-	-
Additions - internally developed	-	-	**0.7**	-	-	-	-
Reclassification/transfer	-	-	**(17.9)**	-	-	-	-
Disposals	-	-	**(0.6)**	-	-	-	-
Amortisation expense	-	-	**(1.4)**	-	-	-	-
Carrying amount at end of year	-	-	**7.2**	-	-	-	-
2006 - Consolidated							
Carrying amount at beginning of year	3,444.3	2.7	44.9	18.2	105.9	6.5	24.1
Additions - acquired	-	-	8.4	1.9	-	-	-
- internally developed	-	-	103.4	-	-	-	-
Reclassifications/transfer	-	-	1.0	-	-	-	-
Disposals	-	-	(1.1)	-	-	-	-
Impairment	(59.7)	-	(7.5)	-	-	-	-
Amortisation expense	-	(0.3)	(15.8)	(0.4)	-	-	-
Carrying amount at end of year	3,384.6	2.4	133.3	19.7	105.9	6.5	24.1
2006 - Tabcorp Holdings Ltd							
Carrying amount at beginning of year	-	-	3.2	-	-	-	-
Additions - acquired	-	-	1.2	-	-	-	-
- internally developed	-	-	22.7	-	-	-	-
Amortisation expense	-	-	(0.7)	-	-	-	-
Carrying amount at end of year	-	-	26.4	-	-	-	-

15. Impairment testing of goodwill and intangibles with indefinite lives

Goodwill and intangible assets with indefinite useful lives (brand names, broadcast rights and media content) acquired through business combinations have been allocated to the applicable cash generating unit for impairment testing. Each cash generating unit represents a business operation of the Group.

Carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each cash generating unit:

Cash generating unit (Segment)	Star City (Casinos) $m	Conrad Jupiters (Casinos) $m	Conrad Treasury (Casinos) $m	Wagering Victoria (Wagering) $m	Wagering NSW (Wagering) $m	SKY Channel $m	Gaming Victoria (Gaming) $m	Queensland Keno (Gaming) $m	Other[i] $m	Total carrying amount $m
2007 - Consolidated										
Goodwill	575.6	514.3	347.7	209.3	1,317.0	212.6	47.2	129.6	31.3	3,384.6
Brand names	-	-	-	-	98.8	6.7	-	-	0.4	105.9
Broadcast rights	-	-	-	-	-	-	-	-	6.5	6.5
Media content	-	-	-	-	-	24.1	-	-		24.1
	575.6	514.3	347.7	209.3	1,415.8	243.4	47.2	129.6	38.2	3,521.1
2006 - Consolidated										
Goodwill	575.6	514.3	347.7	207.6	1,317.0	212.6	47.2	129.6	33.0	3,384.6
Brand names	-	-	-	-	98.8	6.7	-	-	0.4	105.9
Broadcast rights	-	-	-	-	-	-	-	-	6.5	6.5
Media content	-	-	-	-	-	24.1	-	-	-	24.1
	575.6	514.3	347.7	207.6	1,415.8	243.4	47.2	129.6	39.9	3,521.1

(i) Represents an allocation to other cash generating units where the individual amount allocated per cash generating unit is not considered significant.

15. Impairment testing of goodwill and intangibles with indefinite lives (continued)

The recoverable amount of each cash generating unit is determined based on fair value less selling costs, which is calculated using the discounted cash flow approach. This approach utilises cash flow forecasts that are principally based upon Board-approved business plans for a five-year period and extrapolated using growth rates ranging from 2.0% to 4.5%. These cash flows are then discounted using a relevant pre-tax weighted average cost of capital, ranging from 12.9% to 15.2%.

Key assumptions

The following describes the key assumptions on which management based its cash flow projections when determining fair value less selling costs to undertake impairment testing of goodwill and intangibles:

i. Cash flow forecasts
The cash flow forecasts are based upon the Board approved five-year business plan for each cash generating unit.

Cash flows beyond the five-year period are extrapolated using growth rates which are either in line with or do not exceed the long-term average growth rate for the industry in which the cash generating unit operates.

The terminal growth rate used is in line with the forecast long term underlying growth rate in CPI.

ii. State tax regimes
The state tax regimes in which the Group operates remain largely unchanged.

iii. Regulatory
There are no regulatory amendments which would adversely impact gaming patronage or profitability of the casino properties.

iv. Discount rates
Discount rates used are the pre tax weighted average cost of capital applicable to the relevant industry in which the cash generating unit operates.

v. Victorian wagering and gaming licence
The Victorian wagering and gaming licence is assumed to expire in 2012, at which time the Company would receive a cash refund of $687 million being the original cost of the licence plus a 15% premium. The premium is based on a formula outlined in the Gambling Regulation Act and assumes the Group has met the required revenue growth rates to achieve the premium.

The key estimates and assumptions used to determine the fair value less costs to sell of a cash generating unit are based on management's current expectations. Significant changes in any of these key estimates and assumptions may result in a cash generating unit's carrying value exceeding its recoverable value requiring an impairment charge to be recognised.

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
16. Payables					
Current					
Trade creditors and accrued expenses - unsecured	33(a)	**379.8**	345.4	**19.0**	16.1

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
17. Interest bearing liabilities				
Current				
Bank loans - unsecured	**390.0**	390.0	-	-
Non current				
Bank loans - unsecured	**677.1**	653.7	-	-
Medium term notes (i):				
- fixed interest rate	**382.8**	382.3	-	-
- floating interest rate	**64.8**	64.8	-	-
Private placement (ii):				
- US dollar (iii)	**726.2**	829.2	-	-
- Australian dollar	**99.7**	99.6	-	-
	1,950.6	2,029.6	-	-

(i) Mature in October 2011.
(ii) Mature in December 2014, December 2016 and December 2019.
(iii) Aggregate US dollar principal of $625 million.

Fair value disclosures

Details of the fair value of the Group's interest bearing liabilities are set out in note 33(a).

Financing arrangements

The Group has access to the following financing facilities:

	Consolidated 2007 $m	Consolidated 2006 $m	Tabcorp Holdings 2007 $m	Tabcorp Holdings 2006 $m
Total unsecured bank revolving & term loan facilities	**1,405.0**	1,550.0	-	-
Amount of facilities unused	**336.0**	503.0	-	-

The facilities consisted of:

	Amount	**2007**	2006
Type	**$m**	**Expiry date**	Expiry date
Syndicated revolving facility	265.0	October 2007	October 2006
	375.0	October 2008	April 2008
	260.0	April 2010	April 2010
Revolving facility	125.0	October 2007	October 2006
	180.0	October 2008	April 2008
	145.0	Cancelled	April 2010
	200.0	March 2010	March 2010

Each of the above facilities is subject to a negative pledge agreement under which the Group undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
18. Provisions					
Current					
Employee benefits		**52.6**	54.5	**2.1**	1.9
Workers' compensation	(a)	**13.2**	14.6	**-**	-
Onerous contract - surplus lease space	(b)	**1.5**	1.5	**-**	-
Management agreement - Gold Coast and Brisbane casinos	(c)	**17.4**	17.9	**-**	-
Restructuring costs	(d)	**18.8**	10.6	**14.2**	-
Other	(e)	**11.2**	23.2	**2.0**	-
		114.7	122.3	**18.3**	1.9
Non current					
Employee benefits		**10.7**	11.4	**0.3**	0.2
Onerous contract - surplus lease space	(b)	**3.5**	5.4	**-**	-
Management agreement - Gold Coast and Brisbane casinos	(c)	**28.3**	45.7	**-**	-
Other	(e)	**2.8**	1.3	**0.3**	-
		45.3	63.8	**0.6**	0.2

Reconciliations

Reconciliations of the carrying amounts of each class of provision, including non current provisions, except for employee benefits, at the end of the current financial year are set out below.

	Consolidated	Tabcorp Holdings
	2007	**2007**
	$m	**$m**
(a) Workers' compensation		
Carrying amount at beginning of year	14.6	-
Provisions made during the year	3.9	-
Payments made during the year	(3.6)	-
Unused amounts reversed	(1.7)	-
Carrying amount at the end of the year	13.2	-
(b) Onerous contract - surplus lease space		
Carrying amount at beginning of year	6.9	-
Payments made during the year	(2.2)	-
Discount on provisions	0.3	-
Carrying amount at the end of the year	5.0	-

	Consolidated 2007 $m	Tabcorp Holdings 2007 $m
(c) Management agreement - Gold Coast and Brisbane casinos		
Carrying amount at beginning of year	63.6	-
Payments made during the year	(23.2)	-
Discount on provisions	5.3	-
Carrying amount at the end of the year	45.7	-
(d) Restructuring costs		
Carrying amount at beginning of year	10.6	-
Provisions made during the year	34.3	30.3
Payments made during the year	(26.1)	(16.1)
Carrying amount at the end of the year	18.8	14.2
(e) Other		
Carrying amount at beginning of year	24.5	-
Provisions made during the year	5.2	2.4
Payments made during the year	(13.8)	(0.1)
Unused amounts reversed	(1.9)	-
Carrying amount at the end of the year	14.0	2.3

(a) Workers' compensation

The casinos self insure for workers' compensation in both New South Wales and Queensland. A valuation of the estimated claims liability for workers' compensation is undertaken annually by an independent actuary, Mr Andrew Cohen FIAA FIA and Mr Mark Hurst FIAA (Finity Consulting Pty Ltd) (2006: Queensland - Mr Frank Funder FIAA).

The valuations are prepared in accordance with the relevant legislative requirements of each state and Professional Standard 300 of the Institute of Actuaries. The estimate of claims liability includes a margin over case estimates to allow for the future development of known claims, the cost of incurred but not reported (IBNR) claims and claims handling expenses, which are determined using a range of assumptions.

The Group provides a risk margin in addition to the actuarially estimated claims liability.

(b) Onerous contract - surplus lease space

In 1995, a 15 year non cancellable lease contract was entered into by Star City Pty Ltd for commercial premises in Ultimo, New South Wales. A surplus lease space provision has been recognised as the premises are not occupied by the Group and the lease expenses exceed the rental income from a number of sub-leases to third party tenants. The provision represents the present value of the estimated liability for the Group to the expiration of the lease in April 2010 for its obligations under the lease agreement, assuming no further space is sub-let.

(c) Management agreement - Gold Coast and Brisbane casinos

The Treasury and Gold Coast casinos were managed by a third party under contract at the time of the acquisition of Jupiters Limited by the Group in 2003. A provision of $115.9m was included in the determination of the fair value of the net assets and liabilities acquired. The contract matures in April 2010.

(d) Restructuring costs

The restructuring provision relates principally to the creation of a group-wide shared services centre, and other business-led cost saving restructures and initiatives. The restructuring plan is expected to be completed in the next financial year.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
19. Other liabilities				
Current				
Deferred revenue	**1.6**	0.7	-	-
Other	**1.0**	4.5	-	-
	2.6	5.2	-	-
Non current				
Deferred revenue	**2.5**	-	-	-
20. Capital and reserves				
(a) Issued capital				
Ordinary shares [(i)]	**3,199.0**	3,199.6	**3,199.0**	3,199.6
Treasury shares [(ii)]	**(6.7)**	(23.3)	**(1.0)**	(2.4)
	3,192.3	3,176.3	**3,198.0**	3,197.2

(i) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the Company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. The Company does not have authorised capital nor par value in respect of its issued shares.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Issued and fully paid	**3,199.0**	3,199.6	**3,199.0**	3,199.6

	2007		2006	
	Number of shares	**$m**	Number of shares	$m
Movements in ordinary share capital:				
Ordinary share capital at the beginning of the financial year	**524,927,016**	**3,199.6**	523,918,865	3,187.3
Issues:				
- employee deferred share plan [(a)]	**51,595**	**0.8**	8,151	0.1
- Options, Performance Options and Share Rights exercised	-	-	1,108,072	13.8
- buy backs	**(51,595)**	**(0.8)**	(108,072)	(1.7)
- transfer from employee equity benefit reserve [(b)]	-	**0.2**	-	1.1
- net outlay to purchase shares [(c)]	-	**(0.8)**	-	(1.0)
Ordinary share capital at the end of the financial year	**524,927,016**	**3,199.0**	524,927,016	3,199.6

(a) Refer to note 25 for details of the employee deferred share plan.

(b) Transfer on vesting of Performance Options and Share Rights.

(c) Net outlay for the purchase of Company shares for Performance Options and Share Rights exercised by certain executives in lieu of issuing new share capital.

(ii) Treasury shares

Treasury shares comprise:

- the balance of limited recourse loans provided to employees in employee share plans (loans ceased being granted in 2003);
- the unvested portion of Restricted Shares issued to executives as an incentive on appointment or for retention; and
- shares in the Company held by a special purpose entity established to administer an employee share plan (all shares disposed of prior to 31 December 2005).

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
Movements in treasury shares:					
Treasury shares at the beginning of the financial year		**(23.3)**	(32.5)	**(2.4)**	(1.2)
Restricted shares issued		**(0.4)**	(1.9)	**(0.4)**	(1.9)
Share based payments expense - Company		**0.1**	-	**0.1**	-
Share based payments expense - other Group entities		**0.9**	0.3	**0.9**	0.3
Disposal of shares		**-**	1.5	**-**	-
Repayments [a]		**16.0**	9.3	**0.8**	0.4
Treasury shares at the end of the financial year		**(6.7)**	(23.3)	**(1.0)**	(2.4)

(a) Refer to note 25 for details of the employee share plans.

		Consolidated		Tabcorp Holdings	
	Note	**2007 $m**	2006 $m	**2007 $m**	2006 $m
(b) Retained earnings					
Movements in retained earnings:					
Retained earnings at the beginning of the financial year		**201.7**	101.2	**509.5**	489.7
Application of AASB 139		**-**	0.7	**-**	-
Net actuarial gain/(loss) on defined benefit plan		**(0.5)**	2.6	**(0.5)**	2.6
Net profit attributable to members of the parent entity		**450.4**	543.4	**273.1**	463.4
Dividends paid	5	**(483.0)**	(446.2)	**(483.0)**	(446.2)
Retained earnings at the end of the financial year		**168.6**	201.7	**299.1**	509.5
(c) Reserves					
Net unrealised gains/losses reserve [i]					
Balance at start of period		**(24.2)**	-	**-**	-
Application of AASB 139		**-**	(3.2)	**-**	-
Change in fair value of cash flow hedges		**32.0**	(21.0)	**-**	-
Total for the period		**7.8**	(24.2)	**-**	-
Employee equity benefit reserve [ii]					
Balance at start of period		**5.0**	2.6	**5.0**	2.6
Share based payments expense - Company		**0.9**	1.3	**0.9**	1.3
Share based payments expense - other Group entities		**1.7**	2.2	**1.7**	2.2
Transfers to share capital [a]		**(0.2)**	(1.1)	**(0.2)**	(1.1)
Total for the period		**7.4**	5.0	**7.4**	5.0
Total reserves		**15.2**	(19.2)	**7.4**	5.0

(a) Transfer on vesting of Performance Options and Share Rights.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

20. Capital and reserves (continued)

Nature and purpose of reserves

(i) Records fair value changes on the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

(ii) Records the movement of equity benefits provided to executives and employees as part of their remuneration (refer to note 25).

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
21. Minority interest				
Interest in:				
Ordinary shares	**9.9**	4.9	-	-
Retained earnings	**(1.8)**	(0.8)	-	-
Closing balance	**8.1**	4.1	-	-

22. Notes to the cash flow statement

(a) Reconciliation of cash

For the purposes of the cash flow statement, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

		Consolidated		Tabcorp Holdings	
		2007	2006	**2007**	2006
	Note	**$m**	$m	**$m**	$m
Cash on hand and in banks	7	**108.4**	112.8	**4.7**	1.3
Short term deposits, maturing within 30 days	7	**93.8**	93.8	**35.2**	45.3
Assets held for sale	11	**5.1**	-	-	-
		207.3	206.6	**39.9**	46.6

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
(b) Reconciliation of net profit after tax to net cash flows from operating activities				
Net profit after tax	**449.5**	542.6	**273.1**	463.4
Add/(less) items classified as investing/financing activities:				
- net gain on disposal of non current assets	**2.0**	(8.5)	**0.9**	(0.2)
- net gain on disposal of businesses	**-**	(0.6)	**-**	-
- write off development costs	**-**	2.2	**-**	2.2
Add/(less) non cash income and expense items:				
- depreciation expense	**104.1**	105.7	**1.5**	1.0
- amortisation expense	**38.2**	33.4	**1.4**	0.7
- impairment	**2.2**	68.5	**-**	-
- share based payment expense	**3.7**	3.8	**1.0**	1.3
- net fair value change on derivatives	**0.5**	1.2	**-**	-
Net cash provided by operating activities before changes in assets and liabilities	**600.2**	748.3	**277.9**	468.4
Changes in assets and liabilities:				
(Increase)/decrease in:				
- trade and sundry receivables	**8.0**	8.6	**0.2**	0.3
- inventories	**(0.1)**	0.4	**-**	-
- prepayments	**(1.5)**	5.4	**(1.7)**	1.8
- accrued interest income	**0.1**	0.1	**(0.1)**	-
- amounts receivable from controlled entities	**-**	-	**(318.7)**	(386.2)
- deferred tax assets	**-**	-	**(6.5)**	(0.9)
- other assets	**(1.3)**	(2.8)	**-**	(3.6)
(Decrease)/increase in:				
- payables	**33.8**	51.6	**2.9**	9.9
- provisions	**(26.1)**	(30.5)	**16.8**	(0.8)
- deferred tax liabilities	**12.7**	(66.8)	**-**	-
- provision for income tax	**(20.1)**	1.1	**(17.8)**	5.5
- other liabilities	**2.2**	(10.2)	**-**	(0.2)
Net cash from operating activities	**607.9**	705.2	**(47.0)**	94.2

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
23. Commitments				
(a) Capital expenditure commitments				
Plant and equipment				
Contracted but not provided for and payable:				
Not later than one year	**47.1**	32.7	**0.4**	0.8
Later than one year but not later than five years	**9.5**	-	**-**	-
	56.6	32.7	**0.4**	0.8
Software				
Contracted but not provided for and payable:				
Not later than one year	**5.1**	14.3	**1.0**	3.4
	5.1	14.3	**1.0**	3.4
(b) Operating lease commitments				
Contracted but not provided for and payable:				
Not later than one year	**32.6**	25.5	**2.4**	2.3
Later than one year but not later than five years	**77.5**	69.3	**7.7**	10.0
Later than five years	**95.9**	97.6	**-**	-
	206.0	192.4	**10.1**	12.3
Non cancellable sub leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:				
Not later than one year	**1.4**	1.4	**-**	-
Later than one year but not later than five years	**1.7**	3.2	**-**	-
	3.1	4.6	**-**	-

The Group leases property under operating leases expiring from 1 to 87 years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
(c) Operating expenditure commitments				
Contracted but not provided for and payable [(i)]:				
Not later than one year	**48.0**	43.1	**-**	-
Later than one year but not later than five years	**194.0**	161.3	**-**	-
Later than five years	**86.2**	69.0	**-**	-
	328.2	273.4	**-**	-

(i) Long term contracts for telecommunication services and racing club broadcast rights.

24. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has four main business segments:

Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
Wagering	Comprises: ■ Totalizator and fixed odds betting activities; and ■ National and international broadcasting of racing and sporting events.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.
International	Technology and product sales and development of opportunities outside of Australia.

Effective 1 July 2006, the following changes were made to the Group's segments, reflecting operational changes, and the 2006 comparatives have been adjusted accordingly:

- Media operations were integrated into the Wagering segment;
- International Keno operations were transferred to the Gaming segment from the International segment; and
- International Trackside operations were transferred to the Wagering segment from the International segment.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. International's operations outside of Australia were not material in the reporting periods.

Inter segment pricing is determined on commercial terms and conditions.

	Casinos $m	Wagering $m	Gaming $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated							
Total operating revenues - external	1,286.6	1,464.1	1,081.8	2.5	-	-	3,835.0
Other revenues - external	7.1	13.0	19.8	-	8.8	-	48.7
Intersegment revenue	4.8	-	-	-	-	(4.8)	-
Revenues	1,298.5	1,477.1	1,101.6	2.5	8.8	(4.8)	3,883.7
Segment Result	**333.9**	**225.7**	**251.1**	**(6.5)**			**804.2**
Unallocated interest revenue							8.6
Unallocated other revenue							0.2
Unallocated expenses							(1.1)
Unallocated finance costs							(172.3)
Profit before income tax							639.6
Income tax expense							(190.1)
Profit for the period							**449.5**
Depreciation and amortisation	67.9	49.5	23.8	1.1	-	-	142.3
Impairment losses recognised in the income statement	2.2	-	-	-	-	-	2.2
Non cash expenses other than depreciation and amortisation	(1.1)	1.7	0.3	-	-	-	0.9
Segment assets	3,139.2	2,714.2	782.4	23.6	67.1	-	6,726.5
Segment liabilities	254.8	209.1	50.7	12.1	2,815.6	-	3,342.3
Capital expenditure	89.0	43.0	44.8	5.9	-	-	182.7

Notes to the financial statements

for the year ended 30 June 2007 (continued)

	Casinos $m	Wagering $m	Gaming $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
24. Segment information (continued)							
2006 - Consolidated							
Total operating revenues - external	1,324.5	1,403.3	1,046.6	2.5	-	-	3,776.9
Other revenues - external	7.2	10.8	20.4	-	19.5	-	57.9
Intersegment revenue	5.6	-	-	-	-	(5.6)	-
Revenues	1,337.3	1,414.1	1,067.0	2.5	19.5	(5.6)	3,834.8
Segment result (pre impairment of goodwill)	424.1	239.5	257.3	(16.1)			904.8
Segment Result	**424.1**	**179.8**	**257.3**	**(16.1)**			**845.1**
Unallocated interest revenue							9.4
Unallocated other revenue							10.1
Unallocated expenses							(3.7)
Unallocated finance costs							(165.9)
Profit before income tax							695.0
Income tax expense							(152.4)
Profit for the period							**542.6**
Depreciation and amortisation	72.3	43.1	22.4	0.6	0.7	-	139.1
Impairment losses recognised in the income statement	2.1	66.4	-	-	-	-	68.5
Non cash expenses other than depreciation and amortisation	1.8	0.4	0.7	-	-	-	2.9
Segment assets	3,205.6	2,719.4	687.2	27.7	32.1	-	6,672.0
Segment liabilities	249.1	214.1	36.7	12.8	2,796.4	-	3,309.1
Capital expenditure	98.2	84.2	41.0	0.3	-	-	223.7

25. Employee share plans

The Company has a number of share plans in operation which were established to enable eligible employees to own shares in the Company, and provide equity instruments to senior executives and management as a component of their remuneration.

The maximum number of shares that can be outstanding at any time under these plans is limited to 5% of the Company's issued capital.

These plans operate under the following names:

Plan type	Employee equity participation plans	Incentive equity plans
Current	Employee Deferred Share Plan (EDSP) (i)	Short Term Performance Plan (STPP) (iii) Medium Term Performance Plan (MTPP) (iv) Long Term Performance Plan (LTPP) (iii)
Previous	General Employee Share Plan (GESP) (ii)	Senior Executive Long Term Incentive Plan (SELTIP) (ii)

(i) Implemented in 2004.
(ii) Ceased being offered in 2003.
(iii) Implemented in 2003.
(iv) Implemented in 2007.

In addition, the Company has granted Restricted Shares to certain executives as an incentive upon appointment or for retention.

The share based payments expense in respect of the equity instruments granted is recognised in the income statement for the period and is disclosed at note 2(f).

The nature of each plan and other relevant information is described below:

Employee equity participation plans

The object of these plans is to provide the opportunity for eligible employees to own shares in the Company and align the interest of employees with those of shareholders.

Current

Under the EDSP, participants may acquire shares in the Company through salary sacrifice. A minimum of $1,000 of shares and up to no more than 50% of remuneration may be purchased under the EDSP each year. Shares are acquired in quarterly instalments at the volume weighted average share price at the time of allocation.

Previous

Participants in the GESP received an interest free loan to acquire shares in the Company. The loans mature either five years after commencement or upon cessation of employment and are repaid by way of instalments through salary deductions. All remaining loans mature by September 2008.

Incentive equity plans

Current

A detailed explanation of the current incentive equity plans are disclosed in the Remuneration report.

Previous

Under the SELTIP, participants received a low interest loan from the Company to acquire shares at the prevailing market price at the time of allocation. Interest is charged bi-annually at the lower of either 4.0% per annum on the outstanding loan balance at the date dividends are paid or an amount equal to the dividend paid, net of the tax reimbursement. Any dividends paid on the shares in excess of the interest payable under the loan are paid to the plan participants. The remaining loans only mature upon cessation of employment of the remaining participants.

Set out below are summaries of Performance Options and Share Rights granted under long term performance plans and service agreements.

Details of employee share plans

Options, Performance Options and Share Rights Issued

		Exercise price ($)	
Grant date	**Exercise expiry date**	**Options & Performance Options**	**Share Rights**
7 October 2002 (i)	7 October 2005	12.61	n/a
7 October 2002 (i)	7 October 2010	12.61	n/a
1 December 2003	1 December 2010	11.23	Nil
7 September 2004	7 September 2011	14.54	Nil
3 March 2005	3 March 2012	17.03	Nil
7 September 2005	7 September 2012	16.51	Nil
3 March 2006	3 March 2013	15.08	Nil
3 April 2006	3 April 2013	15.42	Nil
17 November 2006	17 November 2013	15.22	Nil

(i) Equity instruments granted under a service agreement. These equity instruments have not been recognised as an expense in the income statement as AASB 2 'Share based Payment' excludes Options granted on or before 7 November 2002. The first tranche vested at grant date, and the second tranche can only be exercised if certain annual and cumulative benchmarks are achieved.

Grant date	WASP at exercise date[ii] $	Balance at the start of the year Number	Granted during the year Number	Forfeited during the year Number	Exercised during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
25. Employee share plans (continued)							
Consolidated and Tabcorp Holdings - 2007							
Options and Performance Options:							
7 October 2002	n/a	1,000,000	-	-	-	1,000,000	85,165
1 December 2003	16.02	1,025,337	-	28,488	102,793	894,056	-
7 September 2004	15.49	1,042,225	-	73,853	17,413	950,959	-
3 March 2005	n/a	74,097	-	23,523	-	50,574	-
7 September 2005	n/a	1,277,029	-	545,264	-	731,765	-
3 March 2006	n/a	143,872	-	12,500	-	131,372	-
3 April 2006	n/a	112,500	-	-	-	112,500	-
17 November 2006	n/a	-	1,123,103	223,520	-	899,583	-
		4,675,060	1,123,103	907,148	120,206	4,770,809	85,165
Share Rights:							
1 December 2003	15.94	129,854	-	5,567	14,000	110,287	-
7 September 2004	15.20	141,378	-	13,670	2,368	125,340	-
3 March 2005	n/a	13,699	-	4,798	-	8,901	-
7 September 2005	15.20	175,628	-	53,859	1,311	120,458	-
3 March 2006	n/a	21,366	-	2,536	-	18,830	-
3 April 2006	n/a	15,000	-	-	-	15,000	-
17 November 2006	n/a	-	2,628	2,143	-	485	-
		496,925	2,628	82,573	17,679	399,301	-
Consolidated and Tabcorp Holdings - 2006							
Options and Performance Options:							
7 October 2002	16.39	1,000,000	-	-	1,000,000	-	n/a
7 October 2002	n/a	1,000,000	-	-	-	1,000,000	85,165
1 December 2003	15.49	1,267,931	-	60,898	181,696	1,025,337	-
7 September 2004	15.38	1,190,580	-	67,707	80,648	1,042,225	-
3 March 2005	n/a	84,605	-	10,508	-	74,097	-
7 September 2005	n/a	-	1,331,944	54,915	-	1,277,029	-
3 March 2006	n/a	-	179,901	36,029	-	143,872	-
3 April 2006	n/a	-	112,500	-	-	112,500	-
		4,543,116	1,624,345	230,057	1,262,344	4,675,060	85,165
Share Rights:							
1 December 2003	15.54	168,836	-	12,440	26,542	129,854	-
7 September 2004	15.38	166,156	-	13,811	10,967	141,378	-
3 March 2005	n/a	15,842	-	2,143	-	13,699	-
7 September 2005	15.41	-	184,964	5,604	3,732	175,628	-
3 March 2006	n/a	-	26,240	4,874	-	21,366	-
3 April 2006	n/a	-	15,000	-	-	15,000	-
		350,834	226,204	38,872	41,241	496,925	-

(ii) Denotes the weighted average share price at the date of exercise.

The weighted average remaining contractual life for the Options, Performance Options and Share Rights outstanding as at 30 June 2007 is:

- Options and Performance Options: 4.5 years (2006: 5.2 years)
- Share Rights: 4.4 years (2006: 5.5 years)

Fair value of equity instruments

The Options, Performance Options and Share Rights have been independently valued at the date of grant using a Monte-Carlo simulation-based model and Binomial Tree methodology.

The assumptions underlying the Options, Performance Options and Share Rights valuations are:

Grant date	Expiry date	Share price at date of grant $	Expected volatility in share price [(i)] %	Expected dividend yield [(ii)] %	Risk free interest rate [(iii)] %	Value per Performance Option $	Value per Share Right $
7 Oct 2002	7 Oct 2005	12.11	20.70	5.20	4.99	0.93	-
7 Oct 2002	7 Oct 2010	12.11	20.70	5.20	5.14 [(iv)]	1.51	-
1 Dec 2003	1 Dec 2010	11.19	19.80	6.00	5.98	1.31	5.65
7 Sep 2004	7 Sep 2011	14.57	16.00	4.90	5.53	1.81	8.72
3 Mar 2005	3 Mar 2012	16.81	16.00	4.50	5.56	2.16	10.29
7 Sep 2005	7 Sep 2012	16.35	16.00	4.95	5.10	1.86	10.01
3 Mar 2006	3 Mar 2013	15.00	16.00	5.00	5.31	1.73	9.21
3 Apr 2006	3 Apr 2013	15.85	16.00	5.00	5.40	2.01	9.75
17 Nov 2006	17 Nov 2013	16.69	15.00	5.00	5.83 / 5.89 [(v)]	2.42	10.18
17 Nov 2006	17 Nov 2013	16.69	15.00	5.00	5.83	2.29	-

(i) Reflects the assumption that the historical volatility is indicative of future trends.

(ii) Reflects the assumption that the current payout ratio will continue with no anticipated increases.

(iii) Represents the zero coupon interest rate derived from government bond market interest rates on the valuation date and vary according to each maturity date.

(iv) Represents an average of the rates used to value each of the four tranches that comprise the issue.

(v) Risk free interest rate used for Performance Options and Share Rights respectively.

26. Pensions and other post employment benefit plans

Superannuation funds

The Tabcorp Superannuation Plan comprises:

- an accumulation section - providing benefits based on contributions accumulated with interest; and
- a defined benefit section (closed to new entrants) - providing benefits based on salary and length of service.

The Group contributes to the Tabcorp Superannuation Plan as follows:

- the accumulation section at rates specified in the governing rules; and
- the defined benefit section at rates recommended by the actuary.

In addition, the Group contributes superannuation on behalf of some employees to:

- Industry Funds as required by Enterprise Agreements; and
- other nominated superannuation funds following changes to superannuation legislation from 1 July 2005.

26. Pensions and other post employment benefit plans (continued)

The following tables summarise the components of net benefit expense recognised in the Group's income statement and the funded status and amounts recognised in the Group's balance sheet for the defined benefit section of the Tabcorp Superannuation Plan.

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Movements in the net asset/(liability) recognised in the balance sheet				
Net asset/(liability) for the defined benefit obligation at the beginning of the year	**1.3**	(1.4)	**1.3**	(1.4)
Expense recognised in the income statement	**(0.6)**	(1.3)	**(0.6)**	(1.3)
Actuarial gains/(losses) recognised in retained earnings	**(0.8)**	3.7	**(0.8)**	3.7
Employer contributions	**0.4**	0.3	**0.4**	0.3
Net asset/(liability) for defined benefit obligation at the end of the year	**0.3**	1.3	**0.3**	1.3
Net benefit expense recognised in the income statement				
Current service cost	**1.2**	1.0	**1.2**	1.0
Interest cost on benefit obligation	**1.1**	1.0	**1.1**	1.0
Expected return on plan assets	**(1.7)**	(1.5)	**(1.7)**	(1.5)
Plan assets used to fund contribution holiday	**-**	0.8	**-**	0.8
Net benefit expense	**0.6**	1.3	**0.6**	1.3
Actual return on plan assets	**2.2**	4.6	**2.2**	4.6
Reconciliation of the net asset/(liability) recognised on the balance sheet				
Present value of defined benefit obligation	**(24.5)**	(22.6)	**(24.5)**	(22.6)
Fair value of plan assets	**24.8**	23.9	**24.8**	23.9
Net benefit asset/(liability) - non current	**0.3**	1.3	**0.3**	1.3
The Group has a legal liability to make up a deficit in the plan and also a legal right to benefit from any surplus in the plan.				
Reconciliation of the present value of the defined benefit obligation				
Opening defined benefit obligation	**(22.6)**	(24.6)	**(22.6)**	(24.6)
Interest cost	**(1.1)**	(1.0)	**(1.1)**	(1.0)
Current service cost	**(1.2)**	(1.0)	**(1.2)**	(1.0)
Benefits and taxes paid	**2.1**	3.5	**2.1**	3.5
Plan participants' contributions	**(0.3)**	(0.1)	**(0.3)**	(0.1)
Actuarial gains/(losses) on obligation	**(1.4)**	0.6	**(1.4)**	0.6
Closing defined benefit obligation	**(24.5)**	(22.6)	**(24.5)**	(22.6)

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Reconciliation of the fair value of plan assets				
Opening fair value of plan assets	**23.9**	23.2	**23.9**	23.2
Expected return	**1.7**	1.5	**1.7**	1.5
Contributions by employer	**0.4**	0.3	**0.4**	0.3
Benefits and taxes paid	**(2.1)**	(3.5)	**(2.1)**	(3.5)
Plan participants' contributions	**0.3**	0.1	**0.3**	0.1
Actuarial gains/(losses)	**0.6**	3.1	**0.6**	3.1
Plan assets used to fund contribution holiday	**-**	(0.8)	**-**	(0.8)
Fair value of plan assets	**24.8**	23.9	**24.8**	23.9
Amounts recognised in the statement of recognised income and expense				
Actuarial gain/(loss)	**(0.8)**	3.7	**(0.8)**	3.7
Cumulative actuarial gains/(losses)	**1.8**	2.7	**1.8**	2.7
The history of experience adjustments is as follows:				
Experience adjustments - plan liabilities	**(1.7)**	0.3	**(1.7)**	0.3
Experience adjustments - plan assets	**0.6**	3.0	**0.6**	3.0

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2007	**2006**
	%	**%**
Australian equities	29.0	29.0
International equities	29.0	29.0
Australian fixed interest	10.0	10.0
International fixed interest	13.0	13.0
Listed property	6.7	7.5
Direct property	3.3	2.5
Cash	3.0	3.0
Other	6.0	6.0

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

26. Pensions and other post employment benefit plans (continued)

Actuarial assumptions

The principal actuarial assumptions used in determining pension obligations for the Group's plans are shown below (expressed as weighted averages):

	2007 % pa	2006 % pa
Discount rate:		
- active members	5.3	4.9
- pensioners (i)	6.2	5.8
Expected salary increase rate	4.5	4.5
Expected pension increase rate	2.5	2.5
Expected rate of return on assets:		
- supporting lump sum liabilities	7.0	7.0
- supporting pensioner liabilities (i)	8.0	8.0

(i) Assets backing pension liabilities are not subject to tax.

Actuarial review

The most recent actuarial review of the Tabcorp Superannuation Plan was undertaken as at 1 May 2005 by the Fund's Actuary, Mr John Smith BA (Maths) FIAA of The Heron Partnership. Details of the Group's defined benefit plan as extracted from that review:

	$m
At 1 May 2005	
Accrued benefits	(21.5)
Net market value of plan assets	26.0
Surplus of net market value of plan assets over accrued benefits	4.5

Employer contributions to the Group's defined benefit plan are based on recommendations by the plan's actuary. Comprehensive actuarial valuations are made at no more than three yearly intervals, and the last such assessment was made at 1 May 2005.

The objective of the valuation is to ensure that the benefit entitlements of employees are fully funded by the time they become payable. To achieve this objective, the actuary has used a method of determining accrued benefits that is consistent with Professional Standard 402 and Guidance Note 454 issued by The Institute of Actuaries of Australia.

Funding recommendations made by the actuary are based on assumptions of various matters such as investment returns, future salary increases, insurance premiums, death and disablement rates and taxation rates.

The financing method adopted is to target coverage of vested benefits. Based on this financing method and the actuarial assumptions, the actuary recommended that the Group maintain its current contribution rate in respect of defined benefit members.

27. Director and executive disclosures

(a) Details of key management personnel (KMP)

Name	Position	Period of KMP responsibility if less than full year
Directors		
Current		
Michael Robinson	Chairman	
Anthony Hodgson	Deputy Chairman	
Paula Dwyer	Director (Non Executive)	
Philip Satre	Director (Non Executive)	
John Story	Director (Non Executive)	
Zygmunt Switkowski	Director (Non Executive)	From 2 October 2006
Pending regulatory approval		
John O'Neill	Director (Non Executive)	
Former		
Matthew Slatter	Managing Director and Chief Executive Officer	To 14 March 2007
Richard Warburton	Director (Non Executive)	To 27 November 2006
Lawrence Willett	Director (Non Executive)	To 27 November 2006
Executives		
Current		
Elmer Funke Kupper	Acting Chief Executive Officer	From 14 March 2007
	Chief Executive, Australian Business	To 13 March 2007
Matt Bekier	Chief Financial Officer	
Walter Bugno	Chief Executive, Casinos	
Peter Caillard	Executive General Manager, Strategy and Development	
Mohan Jesudason	Managing Director, Gaming	From 14 March 2007
Robert Nason	Managing Director, Wagering	From 14 March 2007
Kerry Willcock	Executive General Manager, Corporate and Legal	
Former		
George Mackey	Executive General Manager, Technical Services	To 11 December 2006
Julia Nenke	Executive General Manager, Human Resources	To 30 April 2007

(b) Compensation of KMP

	Consolidated		Tabcorp Holdings	
	2007	2006	**2007**	2006
	$	$	**$**	$
Short term	**9,307,091**	11,272,818	**9,307,091**	11,272,818
Other long term	**(22,002)**	192,862	**(22,002)**	192,862
Post employment	**232,888**	513,260	**232,888**	513,260
Termination benefits	**4,413,132**	3,690,510	**4,413,132**	3,690,510
Share based payment	**2,656,288**	2,742,584	**2,656,288**	2,742,584
	16,587,397	18,412,034	**16,587,397**	18,412,034

Notes to the financial statements

for the year ended 30 June 2007 (continued)

27. Director and executive disclosures (continued)

The above reflects the compensation for the year for individuals who were a KMP at any time during the year. The compensation for the period while the individuals were a KMP is $14,890,731 (2006: $16,539,799).

The Company has applied the exemption under Corporations Amendment Regulations 2006 to transfer remuneration disclosures in relation to the KMP to the Remuneration report section of the Directors' report. These transferred disclosures have been audited.

(c) Shareholdings of KMP

30 June 2007
Shares held in Tabcorp Holdings Limited (number)

	Balance 1 July 2006	Granted as remuneration	On exercise of Options, Performance Options and Share Rights	Net change other	Balance at KMP cessation date	Balance at 30 June 2007
Directors						
Current						
Michael Robinson	45,565	-	-	-	n/a	45,565
Anthony Hodgson	100,105	-	-	65	n/a	100,170
Paula Dwyer	10,000	-	-	10,000	n/a	20,000
Philip Satre	8,000	-	-	-	n/a	8,000
John Story	13,149	-	-	-	n/a	13,149
Zygmunt Switkowski [(a)]	33,800	-	-	-	n/a	33,800
Former						
Matthew Slatter	2,071,130	-	-	-	2,071,130	n/a
Richard Warburton	23,456	-	-	-	23,456	n/a
Lawrence Willett	2,904	-	-	86	2,990	n/a
Executives						
Current						
Elmer Funke Kupper	97,000	-	-	-	n/a	97,000
Matt Bekier	-	1,819	-	-	n/a	1,819
Walter Bugno	30,000	-	-	-	n/a	30,000
Peter Caillard	105,740	15,000	-	-	n/a	120,740
Mohan Jesudason	158,625	-	-	-	n/a	158,625
Robert Nason	10,000	-	-	-	n/a	10,000
Kerry Willcock	715	-	-	-	n/a	715
Former						
George Mackey	11,162	3,504	-	-	14,666	n/a
Julia Nenke	942	-	-	-	942	n/a
Total	2,722,293	20,323	-	10,151	2,113,184	639,583

(a) Became a Director on 2 October 2006 following receipt of all necessary regulatory approvals.

(c) Shareholdings of KMP (continued)

30 June 2006

Shares held in Tabcorp Holdings Limited (number)

	Balance 1 July 2005	Granted as remuneration	On exercise of Options, Performance Options and Share Rights	Net change other	Balance at KMP cessation date	Balance at 30 June 2006
Directors						
Current						
Michael Robinson	45,565	-	-	-	n/a	45,565
Matthew Slatter	1,040,440	30,690	1,000,000	-	n/a	2,071,130
Paula Dwyer [(a)]	5,000	-	-	5,000	n/a	10,000
Anthony Hodgson	100,049	-	-	56	n/a	100,105
Philip Satre	8,000	-	-	-	n/a	8,000
John Story	8,149	-	-	5,000	n/a	13,149
Richard Warburton	23,456	-	-	-	n/a	23,456
Lawrence Willett	2,755	-	-	149	n/a	2,904
Former						
Warren Wilson [(b)]	50,000	-	-	-	50,000	n/a
Executives						
Current						
Walter Bugno	-	30,000	-	-	n/a	30,000
Peter Caillard	175,620	2,716	-	(72,596)	n/a	105,740
Elmer Funke Kupper	-	97,000	-	-	n/a	97,000
Mohan Jesudason	154,595	4,030	-	-	n/a	158,625
George Mackey	4,640	6,522	-	-	n/a	11,162
Julia Nenke	-	942	-	-	n/a	942
Kerry Willcock	-	715	-	-	n/a	715
Former						
David Banks [(c)]	408,167	5,981	-	-	414,148	n/a
David Elmslie [(d)]	261,553	4,851	-	(255,000)	11,404	n/a
Paul Gulbenkian	82,500	2,119	-	-	84,619	n/a
Michael Piggott	247,545	5,231	-	(124,965)	127,811	n/a
Total	2,618,034	190,797	1,000,000	(442,356)	687,982	2,678,493

(a) Became a Director on 30 August 2005 following receipt of all necessary regulatory approvals.

(b) Retired as a Director on 28 November 2005.

(c) Issued 163,755 shares on the exercise of Performance Options and Share Rights subsequent to cessation date (vested at termination).

(d) Issued 108,072 shares on the exercise of Performance Options and Share Rights subsequent to cessation date (vested at termination).

Notes to the financial statements

for the year ended 30 June 2007 (continued)

27. Director and executive disclosures (continued)

(d) Options, Performance Options and Share Rights holdings of KMP

30 June 2007

Options and Performance Options held in Tabcorp Holdings Limited (number)

					Balance at		Vested at 30 June 2007	
	Balance 1 July 2006	Granted as remuneration	Options exercised	Net reduction other *	KMP cessation date	30 June 2007	Total	Exercisable
Current								
Elmer Funke Kupper	112,500	123,626	-	-	n/a	236,126	-	-
Matt Bekier	-	96,154	-	-	n/a	96,154	-	-
Walter Bugno	112,500	123,626	-	-	n/a	236,126	-	-
Peter Caillard	108,983	59,003	-	-	n/a	167,986	-	-
Mohan Jesudason	167,236	74,176	-	-	n/a	241,412	-	-
Robert Nason	-	70,804	-	-	n/a	70,804	-	-
Kerry Willcock	43,562	48,832	-	-	n/a	92,394	-	-
Former								
Matthew Slatter [(a)]	1,978,122	-	-	318,080	1,660,042	n/a	85,165	85,165
George Mackey	123,388	60,440	-	84,482	99,346	n/a	-	-
Julia Nenke	47,395	58,379	-	61,660	44,114	n/a	-	-
Total	2,693,686	715,040	-	464,222	1,803,502	1,141,002	85,165	85,165

* Includes forfeitures.

(a) Opening balance included Options issued under a service agreement.

30 June 2007

Share Rights held in Tabcorp Holdings Limited (number)

					Balance at		Vested at 30 June 2007	
	Balance 1 July 2006	Granted as remuneration	Rights exercised	Net reduction other *	KMP cessation date	30 June 2007	Total	Exercisable
Current								
Elmer Funke Kupper	15,000	-	-	-	n/a	15,000	-	-
Matt Bekier	-	-	-	-	n/a	-	-	-
Walter Bugno	15,000	-	-	-	n/a	15,000	-	-
Peter Caillard	14,829	-	-	-	n/a	14,829	-	-
Mohan Jesudason	22,756	-	-	-	n/a	22,756	-	-
Robert Nason	-	-	-	-	n/a	-	-	-
Kerry Willcock	5,925	-	-	-	n/a	5,925	-	-
Former								
Matthew Slatter	44,363	-	-	14,420	29,943	n/a	-	-
George Mackey	16,790	-	-	4,088	12,702	n/a	-	-
Julia Nenke	6,446	-	-	2,549	3,897	n/a	-	-
Total	141,109	-	-	21,057	46,542	73,510	-	-

* Includes forfeitures.

30 June 2006
Options and Performance Options held in Tabcorp Holdings Limited (number)

	Balance 1 July 2005	Granted as remuneration	Options exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2006	Vested at 30 June 2007 Total	Vested at 30 June 2007 Exercisable
Current								
Matthew Slatter [a]	2,660,042	318,080	1,000,000	-	n/a	1,978,122	85,165	85,165
Walter Bugno	-	112,500	-	-	n/a	112,500	-	-
Peter Caillard	71,037	37,946	-	-	n/a	108,983	-	-
Elmer Funke Kupper	-	112,500	-	-	n/a	112,500	-	-
Mohan Jesudason	119,022	48,214	-	-	n/a	167,236	-	-
George Mackey	85,442	37,946	-	-	n/a	123,388	-	-
Julia Nenke	-	47,395	-	-	n/a	47,395	-	-
Kerry Willcock	-	43,562	-	-	n/a	43,562	-	-
Former								
David Banks [b]	189,759	71,551	-	-	261,310	n/a	-	-
David Elmslie [c]	153,915	58,036	-	-	211,951	n/a	-	-
Paul Gulbenkian	62,528	35,714	-	-	98,242	n/a	-	-
Michael Piggott	150,749	66,964	-	-	217,713	n/a	-	-
Anne Tasker	-	36,029	-	36,029	-	n/a	-	-
Total	3,492,494	1,026,437	1,000,000	36,029	789,216	2,693,686	85,165	85,165

30 June 2006
Share Rights held in Tabcorp Holdings Limited (number)

	Balance 1 July 2005	Granted as remuneration	Rights exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2006	Vested at 30 June 2006 Total	Vested at 30 June 2006 Exercisable
Current								
Matthew Slatter	29,943	14,420	-	-	n/a	44,363	-	-
Walter Bugno	-	15,000	-	-	n/a	15,000	-	-
Peter Caillard	9,668	5,161	-	-	n/a	14,829	-	-
Elmer Funke Kupper	-	15,000	-	-	n/a	15,000	-	-
Mohan Jesudason	16,199	6,557	-	-	n/a	22,756	-	-
George Mackey	11,629	5,161	-	-	n/a	16,790	-	-
Julia Nenke	-	6,446	-	-	n/a	6,446	-	-
Kerry Willcock	-	5,925	-	-	n/a	5,925	-	-
Former								
David Banks [b]	25,827	9,731	-	-	35,558	n/a	-	-
David Elmslie [c]	20,949	7,893	-	-	28,842	n/a	-	-
Paul Gulbenkian	8,510	4,857	-	-	13,367	n/a	-	-
Michael Piggott	20,515	9,107	-	-	29,622	n/a	-	-
Anne Tasker	-	4,874	-	4,874	-	n/a	-	-
Total	143,240	110,132	-	4,874	107,389	141,109	-	-

* Includes forfeitures.

(a) Opening balance included Options issued under a service agreement, of which one million were exercised during the year.

(b) Exercised 141,823 Performance Options and 21,932 Share Rights subsequent to cessation date (vested at termination).

(c) Exercised 94,151 Performance Options and 13,921 Share Rights subsequent to cessation date (vested at termination).

Notes to the financial statements

for the year ended 30 June 2007 (continued)

28. Interest in joint venture operation

The Group conducts an unincorporated joint venture operation with VicRacing Pty Ltd. The principal activity of the joint venture is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The Group receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2007	2006
	$m	$m
Assets employed in joint venture operations:		
Current assets:		
Cash assets	**78.5**	58.7
Receivables	**6.9**	14.3
Other	**1.4**	1.5
Total assets employed	**86.8**	74.5

29. Related party disclosure

(a) Parent entity

The ultimate parent entity within the Group is Tabcorp Holdings Limited.

(b) Investments in controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following controlled entities in accordance with the accounting policy described in note 1(d). The financial years of all controlled entities are the same as that of the Company.

				% of equity held by immediate parent	
				As at 30 June	
		Country of		2007	2006
Name of controlled entity	**Note**	**incorporation**	**Equity type**	**%**	**%**
Parent entity					
Tabcorp Holdings Limited	(a)	Australia			
Controlled entities					
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tahwind (Queensland) Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.5 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp International No.1 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Hong Kong Ltd		BVI	ordinary shares	**67.0**	67.0
Tabcorp LotSynergy Technology (Beijing) Co. Ltd		China	ordinary shares	**67.0**	-
Tabcorp International No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Apollo Technologies Private Ltd		Cyprus	ordinary shares	**50.0**	50.0
Tabcorp International No.3 Pty Ltd		Australia	ordinary shares	**100.0**	-

Name of controlled entity	Note	Country of incorporation	Equity type	% of equity held by immediate parent As at 30 June 2007 %	2006 %
Tabcorp International Services and Technology Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Superannuation Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Staff Superannuation Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Employee Share Administration Pty Ltd		Australia	ordinary shares	**33.3**	33.3
Tabcorp Investments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Holdings Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Entertainment Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Sydney Harbour Apartments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Investments Pty Ltd	(b)(e)	Australia	ordinary shares	**100.0**	100.0
Showboat Australia Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Sydney Casino Management Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Limited		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Ltd		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Trust		Australia	units	**100.0**	100.0
Jupiters Custodian Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Trust		Australia	units	**100.0**	100.0
Jupiters Gaming Pty Ltd		Australia	ordinary shares	**100.0**	100.0
A.C.N. 082 760 610 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupwind Superannuation Pty Ltd		Australia	ordinary shares	**100.0**	100.0
TAHAL Ltd	(c)	Australia	ordinary shares	**100.0**	100.0
TAHA Research and Development Pty Ltd	(c)	Australia	ordinary shares	**100.0**	100.0
ATL Pty Ltd	(c)	Australia	ordinary and preference shares	**100.0**	100.0
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
The CGS Trust		Australia	units	**100.0**	100.0
Tabcorp Investments No.4 Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tab Limited		Australia	ordinary shares	**100.0**	100.0
Sky Channel Pty Ltd		Australia	ordinary shares	**100.0**	100.0
2KY Broadcasters Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Airsales Pty Ltd		Australia	ordinary shares	**100.0**	50.0

Notes to the financial statements

for the year ended 30 June 2007 (continued)

29. Related party disclosure (continued)

(b) Investments in controlled entities (continued)

Name of controlled entity	Note	Country of incorporation	Equity type	% of equity held by immediate parent As at 30 June 2007 %	2006 %
Tahwind Employee Share Plan Pty Ltd		Australia	ordinary shares	**100.0**	0.0
Tahwind Superannuation Company Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Marketing Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Sky Channel Marketing Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Sky Australia International Racing Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions (NSW) Pty Ltd		Australia	ordinary shares	**100.0**	100.0

(a) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Holdings Limited.
(b) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Investments Pty Ltd. These companies have also entered into a guarantee and indemnity agreement as explained in note 30(c).
(c) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with TAHAL Limited.
(d) These companies have provided a charge over their assets and undertakings as explained in note 30(b)(i).
(e) Star City Investments Pty Ltd is 50% owned by Sydney Harbour Casino Properties Pty Ltd and 50% owned by Star City Entertainment Pty Ltd.
(f) Tabcorp Superannuation Fund, Tab Limited Staff Superannuation Fund and Jupiters Limited Superannuation Fund are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

Deeds of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly owned subsidiaries within a deed of cross guarantee are relieved from the Corporations Act 2001 ('the Act') requirements for preparation, audit and lodgement of financial reports and directors' report, subject to meeting the compliance requirements for relief.

It is a condition of the class order that a deed of cross guarantee be entered into by the head company and each of the subsidiaries within the relevant class order group. For each class order group, the effect of the deed is that each company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Act. If a winding up occurs under other provisions of the Act, the company within the relevant class order group will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the head company of the relevant class order group is wound up.

Deregistered companies

The following companies were deregistered on 15 May 2007 as part of an internal corporate streamlining project:

Jupwind International Pty Ltd
Sunshinelink Pty Ltd
TAHAL Enterprises Pty Ltd
TAHA Gaming Machines Pty Ltd
TAHA Gaming Services Pty Ltd
TAHA Infosec Pty Ltd
A.C.N. 082 231 383 Pty Ltd
Jupwind Internet Gaming Pty Ltd
Jupwind.com Pty Ltd
TAHA Technology & Environmental Services Pty Ltd
TAHA Investor (No.2) Pty Ltd
TAHA Investor (No.4) Pty Ltd
TAHA Investor (No.5) Pty Ltd
TAHA Investor (No.6) Pty Ltd
Macquarie Syndication (No.1) Pty Ltd
TAHA Research Marketing Pty Ltd
Radcoy (No.1) Ltd
TAHA Superannuation Pty Ltd
TAHA Superannuation (No.2) Pty Ltd
TAHA Superannuation (No.3) Pty Ltd
TAHA Wagering Systems Pty Ltd
Palatron Pty Ltd
Syndicate (Co.1) Pty Ltd
Hotel Gaming Systems Pty Ltd
Penchant Pty Ltd
TAHA Microelectronics Pty Ltd
TAHA New Media Pty Ltd
Data Monitoring Services (NSW) Pty Ltd
Tahwind E-NSW Pty Ltd
Thithpolanga Pty Ltd

The consolidated statement of financial performance and statement of financial position of all entities included in the Tabcorp Holdings Limited class order closed group (see (a) above) are set out below.

Financial information for class order closed group - entities denoted as (a) above

Tabcorp Holdings Limited Closed Group	**2007 $m**	2006 $m
Income statement		
Profit before income tax expense	**446.7**	455.8
Income tax expense	**(25.2)**	(35.1)
Net profit attributable to members of the parent entity	**421.5**	420.7
Retained profits at the beginning of the financial year	**357.9**	380.1
Application of AASB 139	**-**	0.7
Net actuarial gain/(loss) on defined benefit plan	**(0.5)**	2.6
Dividends provided for or paid	**(483.0)**	(446.2)
Retained profits at the end of the financial year	**295.9**	357.9
Balance sheet		
Cash and cash equivalents	**118.7**	106.4
Receivables	**2,647.4**	2,698.4
Inventories	**4.8**	5.6
Derivative financial instruments	**-**	1.8
Other	**8.4**	7.2
Total current assets	**2,779.3**	2,819.4
Investment in controlled entities	**2,526.1**	2,526.1
Property, plant and equipment	**129.1**	121.5
Licences	**597.2**	597.2
Other intangible assets	**117.6**	105.5
Deferred tax assets	**9.3**	23.2
Derivative financial instruments	**66.8**	29.7
Other	**0.4**	1.5
Total non current assets	**3,446.5**	3,404.7
Total assets	**6,225.8**	6,224.1
Payables	**153.9**	122.9
Interest bearing liabilities	**390.0**	390.0
Current tax liabilities	**12.9**	34.3
Provisions	**40.4**	36.1
Total current liabilities	**597.2**	583.3
Interest bearing liabilities	**1,950.6**	2,029.6
Provisions	**1.6**	1.9
Derivative financial instruments	**167.3**	73.4
Total non current liabilities	**2,119.5**	2,104.9
Total liabilities	**2,716.7**	2,688.2
NET ASSETS	**3,509.1**	3,535.9
Issued capital	**3,198.0**	3,197.2
Retained earnings	**295.9**	357.9
Reserves	**15.2**	(19.2)
TOTAL EQUITY	**3,509.1**	3,535.9

Notes to the financial statements

for the year ended 30 June 2007 (continued)

29. Related party disclosure (continued)

(c) Transactions with controlled entities

Tabcorp Holdings Limited
Details of dividends received from controlled entities are set out in note 2.

The amount receivable by the Company is set out in note 8.

The Company entered into the following transactions during the current and prior year with controlled entities:

- loans were advanced and repayments received; and
- management and service fees were received from controlled entities.

All the transactions were undertaken on normal commercial terms and conditions.

(d) Transactions with joint venture operation

Consolidated
Entities in the consolidated group are parties to the joint venture operation as described in note 28.

The Group charges the joint venture operation for the provision of employee, management and asset services. On consolidation, 75% of the charges eliminate (being the Group's interest in the joint venture operation). Charges for the remaining 25% of $47.6 million were received by the Group in 2007 (2006: $39.7 million).

Tabcorp Holdings Limited
The Company is a party to the joint venture operation outlined in note 28.

The Company charges the joint venture operation for the provision of employee, management and asset services. Charges of $22.2 million were received in 2007 (2006: $14.0 million).

30. Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Company
As explained in note 29, the Company has entered into a deed of cross guarantee pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(b) Charges

(i) CCA

The controlled entities denoted (d) in note 29 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion.

(ii) Other

A controlled entity, Tabcorp Participant Pty Ltd, which is a participant in the joint venture described in note 28, has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity

(i) CCA

The controlled entities denoted (b) in note 29 have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee
The controlled entities denoted (a), (b) and (c) in note 29 have entered into a deed of cross guarantee pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(e) Legal challenges

(i) There are outstanding legal actions between controlled entities and third parties as at 30 June 2007. The Group has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the Group, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the Group.

(e) Legal challenges (continued)

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the Group considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(ii) Tabcorp Holdings Limited, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd are defendants to a Victorian Federal Court proceeding issued in June 2005 by ThoroughVision Pty Ltd, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. At 30 June 2007 the legal proceedings were stayed pending satisfaction of the conditions precedent to the commercial settlement reached with ThoroughVision Pty Ltd in February 2007. The main relief sought is not monetary and the amount of damages sought is not specified. As at 26 July 2007, the condition precedent was satisfied, as a result of which the proceeding is likely to be dismissed.

(f) Banking facilities

Entities in the Group are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $21.0 million (2006: $20.5 million).

(g) Undertakings - insurance deductible

Under the Casino Taxes Agreement, Star City Pty Ltd ("Star City") is required to take out insurance in the name of the Casino Control Authority (CCA) in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Star City casino premises. The Agreement allows for a $1 million deductible for each and every loss. Star City has a 5 day loss deductible (2006: 5 day loss deductible). The Company has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2006: $1-2 million) for any one loss and believe such an event is remote.

(h) Switching station lease

A Tabcorp controlled entity, Sydney Harbour Casino Properties Pty Ltd (SHCP), has entered into a lease with the CCA for a vacant parcel of land adjacent to the Star City casino. The lease is for the term of the NSW Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Under the lease, SHCP is obliged to develop the site and was required to complete construction in 2000. SHCP has requested an extension of time for the development of this site from the CCA. This extension would require the approval of the NSW Minister for Gaming and Racing. Negotiations in relation to this matter are continuing. The book value of the investment in this site as at 30 June 2007 was $11.1 million (2006: $11.2 million).

Contingent assets

(i) Tax audit

The Australian Taxation Office (ATO) issued Star City with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The Group has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $27.2 million (up to 30 June 2007). The Group has provided for General Interest Charges from 27 January 2004 in the 30 June 2007 financial statements. Due to the ongoing dispute with the ATO, the Group has not claimed deductions for prepaid rent for the 2003 to 2007 (inclusive) tax years. The primary tax on these deductions is $8.8 million. If the Group is ultimately successful in its claims, the income tax deductions could be claimed.

31. Subsequent events

Dividends

Since 30 June 2007, the directors have declared a dividend of 47 cents per ordinary share. The total amount of the dividend is $246.7 million. This has not been provided for in the 30 June 2007 financial statements (refer to note 5).

32. Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise cash, short-term deposits, bank bills, Australian denominated bank loans and notes, and foreign currency denominated notes.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. Derivative transactions are also entered into by the Group, principally interest rate swaps and cross

32. Financial risk management objectives and policies (continued)

currency swaps, the purpose being to manage interest rate and currency risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 1.

Cash flow interest rate risk

The Group has a policy of controlling exposure to interest rate fluctuations by the use of fixed and variable rate debt and by the use of interest rate swaps or caps. It has entered into interest rate swap agreements to hedge underlying debt obligations and allow floating rate borrowings to be swapped to fixed rate borrowings. Under these arrangements, the Group will pay fixed interest rates and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2007, after taking into account the effect of interest rate swaps, approximately 75% (2006: 86%) of the Group's borrowings are at a fixed rate of interest.

Fair value interest rate risk

As the Group holds fixed rate debt there is a risk that the economic value of financial instruments will fluctuate because of changes in market interest rates. The level of fixed rate debt is disclosed in note 33 and it is acknowledged that this risk is a by-product of the Group's attempt to manage its cash flow interest rate risk.

Foreign currency risk

As a result of issuing private notes denominated in US Dollars, the Group's balance sheet can be affected by movements in the US$/A$ exchange rate. In order to hedge this exposure, the Group has entered into cross currency swaps to fix the exchange rate on the notes until maturity. The Group agrees to exchange a fixed US$ amount in exchange for an agreed A$ amount with swap counterparties, and re-exchange this again at maturity. These swaps are designated to hedge the principal and interest obligations under the private notes.

Commodity price risk

The Group is not exposed to commodity price risk.

Credit risk

Credit risk on financial assets which have been recognised on the balance sheet, is the carrying amount net of any allowance for doubtful debts. The Group minimises credit risk via adherence to a strict cash management policy.

The Group is not materially exposed to one individual debtor.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world; and
- the provision of non gaming credit is covered by a risk assessment process for customers using the Credit Reference Association of Australia, bank opinions and trade references.

Receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents (including short term deposits and bank bills), the maximum of the Group's exposure to credit risk from default of a counterparty is equal to the carrying amount of these instruments.

The maximum credit exposure does not take into account the value of any collateral or other security held in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in respect of interest rate swap contracts and cross currency swap contracts is detailed in note 33.

All investment and financial instrument activity is with approved counterparties with investment grade credit ratings. Compliance with counterparty exposure limits is reviewed on a continuous basis. The aggregate value of transactions are spread amongst the approved counterparties.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and notes.

The Group's policy is that not more than 33% of debt facilities should mature in any 12 month period within the next 3 years, and not more than 25% in the 4th year. At 30 June 2007, 14% (2006: 13%) of the Group's debt facilities will mature in less than one year.

33. Additional financial instruments disclosure

(a) Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments recognised in the financial statements.

	Carrying amount		Fair value	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Consolidated				
Financial assets				
Cash	**108.4**	112.8	**108.4**	112.8
Short term deposits	**93.8**	93.8	**93.8**	93.8
Receivables	**31.6**	34.7	**31.6**	34.7
Interest rate swaps (i)	**66.8**	31.1	**66.8**	31.1
Interest rate options (i)	**-**	0.3	**-**	0.3
	300.6	272.7	**300.6**	272.7
Financial liabilities				
Trade creditors and accrued expenses	**379.8**	345.4	**379.8**	345.4
Bank loans - unsecured	**1,069.0**	1,047.0	**1,069.0**	1,047.0
Medium term notes (ii)				
- fixed interest rate	**385.0**	385.0	**374.1**	385.8
- floating interest rate	**65.0**	65.0	**65.9**	66.5
Private placement				
- US dollar (iii)	**728.9**	832.3	**728.9**	832.3
- Australian dollar	**100.0**	100.0	**100.0**	100.0
Cross currency swaps (i)	**167.3**	73.4	**167.3**	73.4
	2,895.0	2,848.1	**2,885.0**	2,850.4

(i) Fair value represents the estimated cost of cancelling the instruments at balance date. Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at the balance sheet date.

(ii) Fair value determined using independent market quotations.

(iii) Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date, in combination with restatement to current foreign exchange rates.

Notes to the financial statements

for the year ended 30 June 2007 (continued)

33. Additional financial instruments disclosure (continued)

(a) Fair values (continued)

	Carrying amount		Fair value	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Tabcorp Holdings Limited				
Financial assets				
Cash assets	**4.7**	1.3	**4.7**	1.3
Short term deposits	**35.2**	45.3	**35.2**	45.3
Receivables	**2,446.8**	2,632.6	**2,446.8**	2,632.6
	2,486.7	2,679.2	**2,486.7**	2,679.2
Financial liabilities				
Trade creditors and accrued expenses	**19.0**	16.1	**19.0**	16.1

(b) Interest rate risk

The Group's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

		Weighted average effective interest rate	Floating interest rate	Fixed interest maturing in:						Non interest bearing	Balance Sheet
	Note	%	$m	< 1 year $m	1 - 2 years $m	2 - 3 years $m	3 - 4 years $m	4 - 5 years $m	> 5 years $m	$m	$m
2007 - Consolidated											
Financial assets											
Cash assets	7	5.0	18.2	-	-	-	-	-	-	90.2	108.4
Short term deposits	7	6.3	93.8	-	-	-	-	-	-	-	93.8
Receivables	8	-	-	-	-	-	-	-	-	31.6	31.6
Interest rate swaps [i] [ii]	33(c)	-	(1,450.0)	-	350.0	300.0	-	-	800.0	-	-
Total financial assets			(1,338.0)	-	350.0	300.0	-	-	800.0	121.8	233.8
Financial liabilities											
Trade creditors and accrued expenses	16	-	-	-	-	-	-	-	-	379.8	379.8
Bank loans - unsecured [i] [iii]	17	6.9	1,067.1	-	-	-	-	-	-	-	1,067.1
Medium term notes [i]											
- fixed interest rate [iv]	17	6.6	-	-	-	-	-	382.8	-	-	382.8
- floating interest rate [iii]	17	7.2	64.8	-	-	-	-	-	-	-	64.8
Private placement [i]											
- US dollar [iv]	17	5.4	-	-	-	-	-	-	726.2	-	726.2
- Australian dollar [iii]	17	7.3	99.7	-	-	-	-	-	-	-	99.7
Cross currency swaps [i]	33(e)	-	838.6	-	-	-	-	-	(838.6)	-	-
Total financial liabilities			2,070.2	-	-	-	-	382.8	(112.4)	379.8	2,720.4
2007 - Tabcorp Holdings Limited											
Financial assets											
Cash assets	7	6.0	4.7	-	-	-	-	-	-	-	4.7
Short term deposits	7	6.2	35.2	-	-	-	-	-	-	-	35.2
Receivables	8	-	-	-	-	-	-	-	-	2,446.8	2,446.8
Total financial assets			39.9	-	-	-	-	-	-	2,446.8	2,486.7
Financial liabilities											
Trade creditors and accrued expenses	16	-	-	-	-	-	-	-	-	19.0	19.0
Total financial liabilities			-	-	-	-	-	-	-	19.0	19.0

33. Additional financial instruments disclosure (continued)

(b) Interest rate risk (continued)

	Note	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest maturing in: < 1 year $m	1 - 2 years $m	2 - 3 years $m	3 - 4 years $m	4 - 5 years $m	> 5 years $m	Non interest bearing $m	Balance Sheet $m
2006 - Consolidated											
Financial assets											
Cash assets	7	3.6	33.0	-	-	-	-	-	-	79.8	112.8
Short term deposits	7	5.7	93.8	-	-	-	-	-	-	-	93.8
Receivables	8	-	-	-	-	-	-	-	-	34.7	34.7
Interest rate swaps [i][ii]	33(c)	-	(1,700.0)	250.0	-	350.0	300.0	-	800.0	-	-
Interest rate options [i][ii]	33(d)	-	(300.0)	300.0	-	-	-	-	-	-	-
Total financial assets			(1,873.2)	550.0	-	350.0	300.0	-	800.0	114.5	241.3
Financial liabilities											
Trade creditors and accrued expenses	16	-	-	-	-	-	-	-	-	345.4	345.4
Bank loans - unsecured [i][iii]	17	6.3	1,043.7	-	-	-	-	-	-	-	1,043.7
Medium term notes [i]											
- fixed interest rate [iv]	17	6.7	-	-	-	-	-	-	382.3	-	382.3
- floating interest rate [iii]	17	6.5	64.8	-	-	-	-	-	-	-	64.8
Private placement [i]											
- US dollar [iv]	17	5.5	-	-	-	-	-	-	829.2	-	829.2
- Australian dollar [iii]	17	6.9	99.6	-	-	-	-	-	-	-	99.6
Cross currency swaps [i]	33(e)	-	838.6	-	-	-	-	-	(838.6)	-	-
Total financial liabilities			2,046.7	-	-	-	-	-	372.9	345.4	2,765.0
2006 - Tabcorp Holdings Limited											
Financial assets											
Cash assets	7	5.3	1.3	-	-	-	-	-	-	-	1.3
Short term deposits	7	5.7	45.3	-	-	-	-	-	-	-	45.3
Receivables	8	-	-	-	-	-	-	-	-	2,632.6	2,632.6
Total financial assets			46.6	-	-	-	-	-	-	2,632.6	2,679.2
Financial liabilities											
Trade creditors and accrued expenses	16	-	-	-	-	-	-	-	-	16.1	16.1
Total financial liabilities			-	-	-	-	-	-	-	16.1	16.1

(i) The effective interest rate on gross debt at 30 June 2007 was 6.5% (2006: 6.5%) after taking into account the impact of interest rate swaps and cross currency swaps.
(ii) Notional principal amounts.
(iii) Interest on financial instruments classified as floating rate is repriced at intervals of less than one year.
(iv) Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

(c) Financial instruments - interest rate swaps

From 1 July 2005, interest rate swaps meet the requirements to qualify for cash flow hedge accounting and are stated at fair value. The fair value of the swaps at 1 July 2005 was adjusted against the opening balance of the hedging reserve.

These swaps are being used to hedge the exposure to variability in cash flows attributable to movements in the reference interest rate of the designated debt or instrument and are assessed as highly effective in offsetting changes in the cash flows attributable to such movements. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in the income statement.

The notional principal amounts and periods of expiry of these interest rate swap contracts are as follows:

	Notional amount		**Fair value**	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Less than one year	**-**	250.0	**-**	1.4
One to two years	**350.0**	-	**8.6**	-
Two to three years	**300.0**	350.0	**10.1**	6.9
Three to four years	**-**	300.0	**-**	6.4
Four to five years	**-**	-	**-**	-
More than five years	**800.0**	800.0	**48.1**	16.4
Notional principal	**1,450.0**	1,700.0	**66.8**	31.1
Fixed interest rate range p.a.	**5.4% - 6.0%**	5.2% - 6.0%		

Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps, such that the overall interest expense on borrowings reflects the average cost of funds achieved by entering into the swap agreements.

(d) Financial instruments - interest rate options

In 2006, the Group acquired options to enter into interest rate swap agreements with terms of seven years. The purpose was to provide certainty that the interest rates applicable to a portion of the future debt will be able to be fixed within a known range of interest rates. The interest rate options expired in September 2006.

These interest rate options were not designated and the fair value was recognised in the income statement.

The notional principal amount of swaps to which the options relate and periods of expiry of the options are as follows:

	Notional amount		**Fair value**	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Less than one year	**-**	300.0	**-**	0.3
Ceiling interest rate range p.a.		6.4%		
Floor interest rate range p.a.		5.9% - 6.0%		

33. Additional financial instruments disclosure (continued)

(e) Financial instruments - cross currency swaps

From 1 July 2005, cross currency swap contracts are classified as either cash flow hedges or fair value hedges and are stated at fair value. At 1 July 2005, the fair value of the cross currency swaps classified as cash flow hedges was recognised in the opening balance of the hedging reserve and the fair value of the swaps classified as fair value hedges recognised in opening retained earnings.

These cross currency swaps are being used to hedge the exposure to the variability in the fair value of the USD debt under the US Private Placement and are assessed as highly effective in offsetting changes in movements in the forward USD exchange rate. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in the income statement.

The principal amounts and periods of expiry of the cross currency swap contracts are as follows:

	2007		2006	
	Pay principal AUD $m	**Receive principal USD $m**	Pay principal AUD $m	Receive principal USD $m
More than five years	**838.6**	**625.0**	838.6	625.0
Fixed interest rate range p.a.	**-**	**5.3% - 5.6%**	-	5.3% - 5.6%
Variable interest rate range p.a.	**7.3% - 7.4%**	**-**	6.9%	-

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged Private Placement - US dollar borrowings as set out in note 17.

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited ('the Company'):

(a) the financial statements, notes and the additional disclosures included in the Directors' report designated as audited, of the Company and of the Group are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of directors.

Michael B. Robinson AO
Chairman

Melbourne
23 August 2007

Independent audit report

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Tabcorp Holdings Limited

We have audited the accompanying financial report of Tabcorp Holdings Limited and the entities it controlled during the year, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" in Sections C to G of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Tabcorp Holdings Limited is in accordance with:
   (a) the *Corporations Act 2001*, including:
      (i) giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
      (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and
   (b) other mandatory financial reporting requirements in Australia.
2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.
3. the remuneration disclosures that are contained in Sections C to G of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Tim Wallace
Partner
Melbourne
23 August 2007

Five year review

For financial year ended 30 June	2007 $m	2006 $m	2005 $m	2004 $m	2003 $m
Total revenue	3,883.7	3,834.8	3,817.1	2,500.0	1,937.1
EBITDA - pre impairment/goodwill (i)	947.8	1,059.1	1,046.2	739.0	525.9
Profit before interest and tax	803.3	851.5	806.6	570.0	420.7
Profit after income tax	450.4	543.4	433.4	311.0	252.6
Profit after income tax - pre impairment/goodwill (ii)	452.6	611.9	526.6	370.7	270.6
Dividend (iii)	493.5	467.2	423.4	330.3	245.4
Cash and deposits	202.2	206.6	209.4	197.0	118.8
Other current assets	80.5	72.0	120.4	158.4	39.6
Licences and other intangibles	1,516.9	1,522.0	1,440.0	1,118.6	1,081.8
Goodwill	3,384.6	3,384.6	3,444.3	1,280.6	292.9
Other non current assets	1,542.3	1,486.8	1,558.9	1,591.3	866.4
Total assets	6,726.5	6,672.0	6,773.0	4,345.9	2,399.5
Current interest bearing liabilities	390.0	390.0	390.0	742.0	450.9
Other current liabilities	514.9	506.2	483.9	307.1	238.2
Non current interest bearing liabilities	1,950.6	2,029.6	2,143.6	1,130.0	315.0
Other non current liabilities	486.8	383.3	496.9	190.8	75.5
Total liabilities	3,342.3	3,309.1	3,514.4	2,369.9	1,079.6
Shareholders' funds	3,384.2	3,362.9	3,258.6	1,975.9	1,319.9
Capital expenditure - payments	166.8	236.1	119.5	101.2	58.0
	cents	cents	cents	cents	cents
Earnings per share - pre impairment/goodwill (ii)	86.2	116.6	101.9	92.5	73.5
Earnings per share - post impairment/goodwill (ii)	85.8	103.6	83.9	77.6	68.7
Dividends per share (iii)	94.0	89.0	81.0	71.0	67.0
Operating cash flow per share (iv)	84.0	89.4	104.9	84.7	87.1
Return on shareholders' funds - pre impairment/goodwill (ii)(v)	13.4%	18.1%	15.6%	21.5%	20.1%
Return on shareholders' funds - post impairment/goodwill (ii)(v)	13.3%	16.1%	12.9%	18.1%	18.8%
Net assets per share	$6.45	$6.41	$6.25	$4.67	$3.61
Operating revenue	$m	$m	$m	$m	$m
Casinos	1,291.4	1,330.1	1,274.9	1,065.3	631.2
Wagering	1,464.1	1,403.3	1,413.2	446.2	426.8
Gaming	1,081.8	1,046.6	1,032.2	933.5	848.1
International	2.5	2.5	-	-	-
Unallocated	(4.8)	(5.6)	40.3	17.8	-
Total	3,835.0	3,776.9	3,760.6	2,462.8	1,906.1

(i) Earnings before interest, tax, depreciation and amortisation. Basis of preparation:
- From 2005 - AIFRS
- Pre 2005 - AGAAP

(ii) After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP).

(iii) Dividends attributable to the financial year, but which may be payable after the end of the period.

(iv) Cash flows from operating activities per the cash flow statement does not include payments for property, plant and equipment, and intangibles. These items are included in the calculation for the operating cash flow per share ratio.

(v) Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 were increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7% and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Company directory

Registered office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock exchange listing

Tabcorp Holdings Limited shares are quoted on the Australian Securities Exchange under the code 'TAH'.

The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors
KPMG – Internal auditors

Divisional offices

Queensland divisional office
Level 3
159 William Street
Brisbane QLD 4000
Telephone: 07 3228 0000

Star City
80 Pyrmont Street
Pyrmont NSW 2009
Reservations: 1800 700 700
Telephone: 02 9777 9000
Website: www.starcity.com.au

Conrad Jupiters
Broadbeach Island
Gold Coast QLD 4218
Reservations: 1800 074 344
Telephone: 07 5592 8100
Website: www.conrad.com.au/jupiters

Conrad Treasury
George Street
Brisbane QLD 4000
Reservations: 1800 506 889
Telephone: 07 3306 8888
Website: www.conrad.com.au/treasury

Jupiters Townsville
Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations: 1800 079 210
Telephone: 07 4722 2373
Website: www.jupiterstownsville.com.au

New South Wales divisional office
495 Harris Street
Ultimo NSW 2007
Telephone: 02 9218 1000

Sky Channel / 2KY Radio
79 French's Forest Road
French's Forest NSW 2086
Telephone: 02 9451 0888
Website: www.skychannel.com.au
Website: www.2ky.com.au

Key dates

2007

Annual General Meeting (Star City, Sydney)	26 November

2008*

Half-year results announcement	21 February
Ex-dividend for interim dividend	26 February
Record date for interim dividend	3 March
Interim dividend payment	9 April
End of financial year	30 June
Full-year results announcement	21 August
Ex-dividend for final dividend	26 August
Record date for final dividend	1 September
Final dividend payment	7 October
Annual General Meeting	24 November

* *These dates may change. See the Company's website for updates.*

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements. A copy of Tabcorp's full financial statements is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Copyright

Investment warning

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Tabcorp


RECEIVED
2007 OCT 14 A 11:01


Tabcorp

Concise Annual Report 2007

Contents

At the front:

With the financials:

At the back:

Notice of meeting

The Annual General Meeting of Tabcorp Holdings Limited will be held at the Star Theatre, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, on Monday 26 November 2007 at 10.00am.

Performance

- Net operating revenue (normalised and before non-recurring items) up 3.2% to $3,881.7 million
- Net profit after tax (normalised and before losses from non-recurring items) down 3.8% to $515.6 million
- Reported net profit after tax down 17.1% to $450.4 million
- Taxes on gambling paid by Tabcorp businesses up 2.9% to $1,242.8 million
- Income of $526.7 million generated for the Victorian and New South Wales racing industries
- The Tabcorp Group contributed $86.1 million to state community benefit funds in Australia


252.6
311.0
433.4
543.4
450.4
02/03 03/04 04/05 05/06 06/07
Net profit after tax
$ million
1,937
2,500
3,817
3,835
3,884
02/03 03/04 04/05 05/06 06/07
Total revenue
$ million
68.7
77.6
83.9
103.6
85.8
02/03 03/04 04/05 05/06 06/07
Earnings per share
Cents per share
67
71
81
89
94
02/03 03/04 04/05 05/06 06/07
Dividends per share
Cents per share (fully franked)

Chairman's message

"The Board will continue to focus on creating long term value for the Tabcorp Group, and is confident that performance will improve."


John Story Michael Robinson

The 2007 financial year was very challenging, with results below expectations. Normalised net profit after tax was $515.6 million (excluding losses from non-recurring items), down 3.8% on the previous year. Expense performance was particularly disappointing, and turned modest revenue growth into a lower bottom line result.

In March 2007, the Board decided that change was needed and the Managing Director and Chief Executive Officer, Matthew Slatter, left the Company. Matthew had led Tabcorp for 4½ years during which time we acquired the Queensland casinos in Brisbane, the Gold Coast and Townsville and the New South Wales TAB which added scale and diversity to the Company's suite of assets. These were good strategic initiatives and I express my appreciation to Matthew for his contribution to the Company.

Following an extensive four-month international search, the Board appointed Tabcorp's Acting Chief Executive, Elmer Funke Kupper, as Managing Director and Chief Executive Officer. Elmer has a proven track record, first-hand knowledge of the gambling sector, and has forged strong relationships with key stakeholders. His immediate challenge is to improve all of the Company's operations so that full value is achieved from our assets.

The Board will continue to focus on creating long term value for the Tabcorp Group and on delivering solid returns for our shareholders. There is the opportunity for substantial re-investment in our core businesses in Australia over the next five years, which will serve to realise better the full potential that resides in those assets. In November 2006 we completed the $53 million refurbishment of Conrad Jupiters on

the Gold Coast, which resulted in an expanded gaming floor and new customer facilities. We also recently announced a five year $50 million investment to revitalise the New South Wales TAB retail network. The Board is giving particular attention to the potential of Star City casino in Sydney. The 1,100 seat Star Theatre (formerly the Showroom Theatre) has been remodelled and a $26 million upgrade of the high end Endeavour Room will be completed in November 2007. Larger and more significant developments are under consideration including the development of the switching station site next to the Star City casino.

The Board is confident that the performance of the Group will return to earlier levels. It expressed this confidence by declaring increased dividends in respect of the year totalling 94 cents per share fully franked, up 5.6% on the previous year. Tabcorp has since faced the outbreak of equine influenza, and has been working closely with its racing industry partners to minimise the impact on both our wagering business and on our industry stakeholders. Through its strength and diversification, Tabcorp will weather this storm.

Our long term future will depend on our performance in responsible gambling. Tabcorp is proud of its leadership role in the responsible gambling arena and this year produced a new Code of Conduct, which ensures that the Company will continue to lead the industry in the responsible service of gambling products. In addition, our commitment to corporate social responsibility has been recognised by the Reputex Socially Responsible Investment Index, the Dow Jones Sustainability Index and the FTSE4Good Index.

During the last year, two Directors retired in accordance with the Board renewal program which commenced in 2003. Dick Warburton was Chairman of Star City since its formation and joined the Tabcorp Board at the time of the Star City acquisition in 1999. Lawrie Willett had been Chairman of Jupiters for many years prior to the merger with Tabcorp in 2003. Each brought to the Board considerable expertise in addition to their wider commercial experience. I would like to thank each of them for their significant contribution to Tabcorp.

Phil Satre, who also joined the Board following the acquisition of Star City, has decided not to seek re-election at the Annual General Meeting in November. For many years Phil was Chairman and Chief Executive Officer of Harrah's Entertainment of Las Vegas and he made an immense contribution to Tabcorp during his eight years on the Board. Phil's international perspective on the casino business provided an invaluable insight for the Board.

At the same time, the Board is recruiting new talent to ensure your Directors represent the right mix of skills and experiences. Paula Dwyer joined as a Non Executive Director in August 2005, and on 1 July 2007 became Chairman of the Board Audit Committee.

Ziggy Switkowski was appointed to the Board in October 2006, and the following month succeeded Dick Warburton as Chairman of the Board Remuneration Committee. In April 2007, John O'Neill agreed to join the Board as a Non Executive Director. John is Managing Director and Chief Executive Officer of Australian Rugby Union and has considerable experience in the administration of Australian sports and other businesses.

As part of the Board renewal program I indicated earlier this year that I would retire as Chairman and from the Board at the Annual General Meeting in November. I will be succeeded as Chairman by John Story who was a Board member of Jupiters for 12 years and played a significant role in making Jupiters one of the most successful companies in Queensland. His experience in leading a major public company is evidenced by his Chairmanship of Suncorp-Metway.

It has been a privilege to serve as Chairman of Tabcorp since its formation in 1994 and to have been involved in our exciting journey over the last 13 years to create something very special for our employees, our shareholders and the community. Through a combination of organic growth and acquisitions, Tabcorp has become the leading gambling and entertainment group in Australia and one of the largest gambling companies in the world.

Notwithstanding the disappointing results in the recent past, Tabcorp has produced attractive returns for its shareholders since 1994. Assuming re-investment of dividends, Tabcorp produced a Total Shareholder Return (TSR) of 23.3% per annum to 30 June 2007. This compares well to the performance of the ASX 200 Accumulation Index, which grew by 13.7% over the same period.

In closing, I would like to acknowledge the efforts of our 11,000 employees who have worked hard during a tough year. The Board greatly appreciates their continued commitment to the Company and to customer service.

Michael Robinson AO
Chairman

"We are the market leader in Australia. That is a great place to be. It also puts a real responsibility on us to deliver to our customers and our shareholders. Translating market leadership into performance and growth is not just the bigger, better game - it is the main game."



2007 was my first full year in the Company – a year which has been stimulating and challenging.

The Tabcorp Group has strong businesses in each of the markets in which it operates. Through several acquisitions we have cemented our position as Australia's leading gambling and entertainment group. Today we have:

- Leading market positions in Casinos, Wagering and Gaming;
- Attractive operating cash flows to support future investments; and
- Dedicated and experienced staff serving our customers every day.

In 2007, we didn't translate our leading position into an acceptable profit performance. This will change.

Tabcorp recorded a net profit after tax of $450.4 million, down 17.1% on the previous year. This result includes the impact of above or below theoretical win rates in the International Rebate Business in our casinos division, as well as the impact of non-recurring items.

The impact of below theoretical win rates in the International Rebate Business was $28 million after tax. In any one year, win rates in the International Rebate Business will vary from the theoretical level, both above and below. Over a longer period, however, they will average out to the theoretical win rate. Therefore, we normalise the win rate for the period to assess underlying business performance.

When we normalise for the impact of the win rate and exclude non-recurring items, net profit after tax was $515.6 million, down 3.8% on the previous year.

At Group level, operating revenue increased by 3.2% to $3.9 billion. Positive growth in our Wagering and Gaming businesses was offset by lower growth in Casinos following the introduction of 100% smoking bans in Queensland.

Expense growth was unacceptable at 9.1%, and turned modest revenue growth into a lower bottom line result.

For the year ended 30 June	**2007 $million***	**2006 $million***	**Change %**
Operating revenue	3,921.8	3,798.8	3.2
Net operating expenses	(1,008.8)	(924.9)	9.1
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	1,040.0	1,063.5	(2.2)
Earnings before interest and taxation (EBIT)	895.5	923.2	(3.0)
Net profit after tax (NPAT)	515.6	535.8	(3.8)

* Normalised and excluding non-recurring items

Our businesses

Across our three divisions we have made progress in building our market position, but must work harder to lift our bottom line results.

In **Casinos**, EBIT was $386.2 million, down 5.1%. The introduction of 100% smoking bans in Queensland kept operating revenue growth to 1.9%, while expenses increased by 7.1%.

It was pleasing that we held our market share in Queensland, and managed to grow our share of the Gold Coast market, following the completion of the $53 million refurbishment of Conrad Jupiters.

During the year, we continued to invest in the casino properties. We started the refurbishment of the Endeavour Room in Star City and approved hotel room upgrades for the Gold Coast and Star City.

These investments are part of an ongoing program to make each of our casinos a world class entertainment destination and increase the number of customers visiting our casinos.

In **Wagering**, EBIT was $253.7 million, down 5.5%. Operating revenues grew 4.4%, reflecting a strong performance in Sportsbetting and in Victoria, offset by continued weak performance in New South Wales.

During the year, we made a number of changes to our wagering systems. While these changes helped deliver higher revenue growth, the implementation did not go as planned. This led to disruptions to some services and we apologised to our customers. Moreover, the costs of the technology implementation was higher than forecast. This, together with the settlement of the split picture dispute with ThoroughVision (TVN), led to a 17.7% increase in expenses.

Tabcorp worked closely with the racing industries in Victoria and New South Wales to ensure that they would not be materially impacted by these events and could continue to increase prize money. As a result, we were able to contribute a record $526.7 million of income to the racing industries - $224.9 million in New South Wales and $301.8 million in Victoria.

In **Gaming**, EBIT was $262.1 million, up 1.0%. Operating revenue grew by 3.4%, largely driven by stronger second half revenues compared to the previous year. It was pleasing to record another year of market share growth. In June 2007, Victorian market share was 51.3% and our gaming division consistently leads the market with the best products and customer service.

Chief Executive Officer's message (continued)

An important objective for the year was to prepare for the introduction of 100% smoking bans in Victoria from 1 July 2007. Some 251 Tabaret venues offer outdoor smoking lounges, giving us the best possible chance of weathering the revenue impact of smoking bans.

The future

Our 2007 performance was disappointing, particularly in the expense line. And while there are no quick fixes, we have taken the first steps to deal with the issues:

- We have put accountability for customer service and operations squarely with senior management.
- We have implemented a simpler, flatter structure and significantly reduced the size of our head office.
- We settled a number of disputes with our industry partners that were impacting on our performance. We worked with them on new initiatives that will grow our revenues.
- We accelerated investment in our domestic businesses, while making plans to exit our marginal international activities including our China Keno joint venture.

We expect 2008 to be a tough year, with indoor smoking bans in Victoria and New South Wales impacting on 45% of our revenues, and a higher gaming machine levy imposed by the Victorian Government that will reduce our Gaming earnings by $13.4 million.

We need to operate at the top of our game to produce acceptable results in 2008. Tabcorp has prepared well for the introduction of smoke free venues and together with improved expense performance, we will be in a strong position to deliver earnings growth in 2009.

Equine Influenza

As I am writing this report, the racing industry is being affected by an outbreak of Equine Influenza. Already, the outbreak is having a significant impact on our wagering business, our racing partners and on many people who work in the racing and recreational horse industries. Tabcorp is working closely with its racing partners to mitigate the effects to the greatest extent possible. There is no doubt that these challenging circumstances demonstrate the strength of Tabcorp as a diversified gambling and entertainment group. I am confident that we will work our way through it and that the industry will recover to full strength.

Responsible gambling

In dealing with the short term performance issues we should not lose sight of the things that secure our long term future. This includes our leadership in Responsible Gambling. In 2007, we continued to be proactive, invested in staff training and implemented a Group-wide Responsible Gambling Code of Practice. Our results in the area of responsible gambling continue to be excellent, showing that we are able to translate our policies into practice in our venues.

Our people

Tabcorp's 11,000 people made a positive contribution to the Company in 2007. Most of the issues we face are not of their making, and many have worked very hard to deliver the best possible service to our customers in a tough environment. I am very grateful for their dedication and look forward to a rewarding future for them and our Company.

Elmer Funke Kupper
Managing Director and Chief Executive Officer

Divisional analysis

Casinos

Our operations

- Star City in Sydney
- Conrad Jupiters on the Gold Coast
- Conrad Treasury in Brisbane
- Jupiters Townsville
- Managment of two entertainment and convention centres
- 7,400 employees

Distribution

- 4 casino and hotel properties
- 407 tables
- 4,583 EGMs
- 44 restaurants and bars
- 1,398 hotel rooms
- 3 theatres
- Conference and banquet facilities

What was achieved during the year

- Completed $53 million refurbishment of Conrad Jupiters, resulting in an expanded gaming floor and new customer facilities, including balconies, a restaurant, an entertainment precinct and two bars
- Expanded private gaming facilities at Star City
- Introduced premium EGM suites at Conrad Jupiters and Conrad Treasury
- Refurbished the 1,227 seat Star Theatre (formerly Showroom Theatre)

Key objectives for the year ahead

- Continue to invest in creating leading leisure and entertainment destinations
- Negotiate Star City tax and exclusivity arrangements with the New South Wales government
- Increase customer visitation and loyalty
- Drive recovery following implementation of smoking bans

Leading brands


Star City


CONRAD
TREASURY


CONRAD
JUPITERS
GOLD COAST


Jupiters
TOWNSVILLE

Customers

50,000
visitors at our casinos each day

Summary of Casino division's financial performance

For the year ended 30 June	2007 $million*	2006 $million*	Change %
Operating revenues	1,335.9	1,311.6	1.9
Other revenue	7.1	7.2	(0.8)
Revenue	1,343.1	1,318.8	1.8
Taxes and operator commissions	(249.4)	(244.5)	2.0
Net operating expenses	(637.3)	(595.2)	7.1
Depreciation and amortisation	(70.1)	(72.3)	(3.0)
EBIT	386.2	406.8	(5.1)

* Normalised and excludes non-recurring items

All information as at 30 June 2007, unless otherwise stated

Wagering

Our operations

- Totalizator and fixed odds betting in licensed agencies, hotels and clubs in Victoria and New South Wales
- On-course totalizators in Victoria and New South Wales
- Wagering broadcasting through Sky Channel nationally and 2KY radio network in New South Wales
- Totalizator and fixed odds betting on sports under the TAB Sportsbet brand
- Trackside - virtual, fixed odds racing game
- 3,000 employees

Distribution

- 2,652 TAB retail outlets
- On-course, internet and phone betting
- Sky Channel available in 1.8 million homes and 5,300 outlets in Australia
- Sky Channel also broadcast in New Zealand, USA, Canada, UK, Ireland, Sri Lanka and the Middle East
- 57,000 races per annum covered by Sky Channel

What was achieved during the year

- Grew operating revenues by 4.4%
- Increased internet sales by 23.3% to over $1 billion
- Launched co-mingling of New Zealand and Australian SuperTAB pools
- Commenced $50 million revitalisation of New South Wales TAB retail network
- Grew Sportsbetting revenue by 24% (excluding 2006 Soccer World Cup)
- Introduced Flexi Betting and First 4s into Victoria

Key objectives for the year ahead

- Maintain product leadership
- Improve customer service
- Continue Victorian growth and improve New South Wales performance
- Continue international expansion of vision and pooling
- Minimise impacts associated with smoking bans
- Prepare for renewal of Victorian wagering licence

Leading brands


TAB
TAB
tab.com.au


tab sportsbet


SKY
CHANNEL
www.skychannel.com.au


2KY
1017 AM

Customers

700,000

regular retail customers use our wagering products each week

3,100,000

total Sky Channel and 2KY audience each week

Summary of Wagering division's financial performance

For the year ended 30 June	2007 $million*	2006 $million*	Change %
Operating revenues	1,466.2	1,405.0	4.4
Other revenue	13.0	10.8	20.0
Revenue	1,479.1	1,415.8	4.5
Taxes and operator commissions	(885.8)	(856.9)	3.4
Net operating expenses	(290.0)	(246.4)	17.7
Depreciation and amortisation	(49.6)	(44.2)	12.4
EBIT	253.7	268.4	(5.5)

* Excludes non-recurring items

All information as at 30 June 2007, unless otherwise stated

Gaming

Our operations

- Electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand in Victoria
- Keno in licensed hotels and clubs throughout Victoria and Queensland, and in clubs in New South Wales
- Games of skill introduced into Victorian gaming venues
- 165 employees

Distribution

- Tabaret in Victoria:
  130 hotels
  135 clubs
  13,669 EGMs
- Keno:
  2,190 venues (clubs, hotels, TABs and casinos)
  2,687 terminals
- Games of skill:
  330 venues in Victoria

What was achieved during the year

- Grew operating revenues by 4%
- Increased Tabaret market share, up to 51.3%
- Prepared for smoking bans in Victoria with 95% of venues having outdoor lounges
- Launched Tabaret R&R loyalty program, now with 120,000 active members
- Renewed New South Wales Keno Licence
- Introduced Barry, a new game of skill into Victoria

Key objectives for the year ahead

- Continue product leadership in Victorian gaming
- Strengthen distribution footprint in Victoria
- Expand distribution of Keno
- Increase customer loyalty
- Prepare for renewal of Victorian gaming and Keno licenses

Leading brands


Tabaret

KENO

BARRY
SETTLE THE SCORE

CLUB
KENO

There's more fun in numbers.

Customers

1,000,000
Tabaret customers, comprising

400,000
regular EGM players who play at least once a month

1,300,000
Keno customers

Summary of Wagering division's financial performance

For the year ended 30 June	2007 $million*	2006 $million*	Change %
Operating revenues	1,081.8	1,046.6	3.4
Other revenue	19.8	20.3	(2.7)
Revenue	1,101.6	1,066.9	3.3
Taxes and operator commissions	(741.9)	(716.9)	3.5
Net operating expenses	(73.8)	(68.0)	8.5
Depreciation and amortisation	(23.8)	(22.4)	6.3
EBIT	262.1	259.6	1.0

* Excludes non-recurring items

All information as at 30 June 2007, unless otherwise stated

Responsible gambling

Our commitment

The Tabcorp Group is committed to delivering its products and services is a responsible manner, to maximise customer enjoyment and minimise the potential harm that can arise from gambling for some individuals. The Group maintains a leadership position in this area, and liaises closely with customers, community stakeholders and governments to support the long-term sustainability of the industry.

Tabcorp Responsible Gambling Code of Practice

The Tabcorp Responsible Gambling Code of Practice is an initiative of the Tabcorp Group that sets common standards for the responsible delivery of gambling products and services for the Group's gambling operations and venues. The Code was revised in 2006, and during the financial year ended 30 June 2007 it was implemented across the Group. KPMG is engaged to conduct an annual review of compliance with the Code, and during the year KPMG also evaluated employee training and awareness, which is an important part of the Code. The Code is available from the Responsible Gambling section of Tabcorp's website at www.tabcorp.com.au.

Responsible gambling awareness

In May 2007, the Tabcorp Group again supported the annual Victorian Responsible Gambling Awareness Week. The aim of the week was to raise community awareness of responsible gambling, and provide Victorian gamblers with information so that when they gamble, they do so responsibly. Similar awareness activities were conducted within the Company's casinos, to reinforce to employees the importance of responsible gambling.

Responsible gambling research

The Tabcorp Group is the largest contributor to the Australian Gaming Council, which facilitates research into issues concerning compulsive and responsible gambling.

During the year, Tabcorp provided seed funding towards establishing the Victorian Institute for Gambling and Social Health.

Visit www.tabcorp.com.au for more information.

The Tabcorp Group's commitment to responsible gambling and corporate social responsibility has been recognised by its inclusion in well regarded investment indices.


06


FTSE4Good


A
2006
RepuTex®

Our people

Throughout the Tabcorp Group, our people work hard to provide the most engaging and enriching gambling and entertainment experiences for our customers, and for the benefit of all stakeholders.

Shine Reward and Recognition program

The Group's Shine Reward and Recognition program identifies employees who have delivered exceptional performances, and celebrates and rewards their achievements. Prizes are presented at special events throughout the year, with annual awards for the most outstanding contributions.

Code of Conduct

The Tabcorp Code of Conduct was implemented across the entire Group in May 2007. The Code establishes the behaviour that is expected from all employees, Directors and contractors. Associated policies were revised and also rolled out across the Group. An employee training and awareness program commenced in mid 2007, which is compulsory for all employees.

Refer also to page 22 of the Corporate Governance statement of this annual report.

The Code of Conduct is available from the Corporate Governance section of Tabcorp's website at **www.tabcorp.com.au.**


EOWA
EMPLOYER
OF CHOICE
FOR WOMEN

Environmental commitment

The Tabcorp Group is committed to operating as efficiently as possible, and reducing its impact on the environment wherever practicable.

The Group's most significant environmental obligations are at its four hotel and casino properties. An Executive Environmental Committee oversees environmental management at these properties. Environmental management plans and procedures are in place to maintain high levels of environmental regulation and performance covering water conservation, energy management and waste recycling.

Energy efficiency programs at the Group's hotel and casino properties have reduced total greenhouse gas emissions by 5% in the past four years.

The Group's hotel and casino properties continue to implement water management strategies, which have reduced water consumption by 9% in the last year, and by 20% over the past four years.

Case study - Star City

A new kitchen waste water recycling plant is being installed to recycle 200,000 litres of water every day. The plant has been trialed, and is awaiting council approval before full commissioning.

Case study - Conrad Treasury

Water saving campaigns include:

- Involving our staff in identifying water saving opportunities;
- Installing water restrictors on taps to reduce water flow;
- Developing awareness among guests;
- Using dry chemicals rather than water in cleaning;
- Using recycled water in air conditioning systems;
- Installing water meters to help identify areas for potential water saving.

These strategies are currently saving 500,000 litres of water per week, which has reduced water consumption by 25% from the prior year.

Case study - Conrad Jupiters

The property uses on average 280,000 litres of recycled water every day.

Recycled water is supplied directly from the council's recycled water treatment plants, which is further treated on site by Conrad Jupiters.

The recycled water is used in toilets and for maintaining landscape gardens.

Enriching communities


Community
Connections
for better lives

Community Connections

The focus of the Tabcorp Group's community investment programs is on working with community organisations that will help bring people together in a way that delivers positive and lasting change for people in need - particularly among the most disadvantaged.

Our community investment activities cover three key areas:

- Community partnerships
- Employee engagement
- Local community sponsorships

The Group's businesses, people and brands participate in sponsorships, fundraising, donations, volunteering and local community partnerships, which helped contribute approximately $1.4 million to communities during the year.

Tabcorp Shine Community Spirit Awards

The Tabcorp Group recognises the valuable contribution employees make while volunteering their time, skills, knowledge and passion to make a difference to others in need. Each year, the Tabcorp Group awards $80,000 to be shared among approximately 40 not-for-profit organisations in celebration and recognition of the connection employees make with their community.

State community benefit funds

During the financial year ended 30 June 2007, the Tabcorp Group contributed $86.1 million, up 2.3% from the previous year, to community benefit funds in Queensland, New South Wales and Victoria.

Visit www.tabcorp.com.au for more information.

Board of Directors



Michael Robinson AO

Chairman and Non Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation.

Mr Robinson is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit Committee, Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.

Mr Robinson will retire as a Director at Tabcorp's Annual General Meeting in November 2007.



Elmer Funke Kupper

Managing Director and Chief Executive Officer since July 2007 (subject to regulatory approval)

Elmer Funke Kupper joined Tabcorp in February 2006 as Chief Executive Australian Business. In July 2007 he was appointed as Managing Director and Chief Executive Officer, subject to regulatory approval, after four months as Acting Chief Executive Officer.

Prior to joining Tabcorp he held several senior executive positions with the Australia and New Zealand Banking Group, including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. He was also a senior management consultant with McKinsey & Company and AT Kearney.

Following the receipt of all necessary regulatory approvals, he will be appointed as an Executive Director.



Anthony Hodgson AM

Deputy Chairman and Non Executive Director since June 1994

Anthony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Group Limited and Collins Associates Limited. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Pty Ltd and a member of the Advisory Council at JPMorgan.

Mr Hodgson was Chairman of the Tabcorp Audit Committee during the financial year until 30 June 2007. He remains a member of the Tabcorp Audit Committee, and is a member of the Tabcorp Nomination Committee and the Tabcorp Risk and Compliance Committee.



Paula Dwyer

Non Executive Director since August 2005

Paula Dwyer brings to the Board her extensive experience in investment banking and investment management. Ms Dwyer is a Director of Suncorp-Metway Limited, Babcock and Brown Japan Property Management Limited and Alpha Investment Management Pty Ltd. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Vice President of the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995.

Ms Dwyer was a member of the Tabcorp Audit Committee during the financial year ended 30 June 2007, and became Chairman of that Committee on 1 July 2007. She is also a member of the Tabcorp Nomination Committee, the Tabcorp Risk and Compliance Committee, and became a member of the Tabcorp Remuneration Committee in November 2006.



John O'Neill AO

Will be appointed as a Non Executive Director following regulatory approval

John O'Neill is Managing Director and Chief Executive Officer of Australian Rugby Union Limited, and is a Director of Amalgamated Holdings Limited.

He is a former Chief Executive Officer of Football Federation Australia and was Managing Director and Chief Executive Officer of the State Bank of New South Wales and Chairman of the Australian Wool Exchange Limited. Mr O'Neill is a Foundation Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Bankers.



Philip Satre

Non Executive Director since June 2000

Philip Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. In the United States of America, Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources, Nordstrom Inc. and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.

Mr Satre is a member of the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee.



John Story

Non Executive Director since January 2004

John Story was previously a Director of Jupiters Limited and former Chairman and Partner of the law firm Corrs Chambers Westgarth. He is Chairman of Suncorp-Metway Limited and Chairman of the Board of the Australian Institute of Company Directors and is a Director of CSR Limited. He is also a Member of the Senate of the University of Queensland and Commissioner of the Service Delivery and Performance Commission (Queensland).

Mr Story is Chairman of the Tabcorp Risk and Compliance Committee and also a member of the Tabcorp Audit Committee.

Mr Story will become Chairman following Michael Robinson's retirement at Tabcorp's Annual General Meeting in November 2007.



Zygmunt Switkowski

Non Executive Director since October 2006

Zygmunt Switkowski was the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to mid 2005, and is a former Chief Executive Officer of Optus Communications. He worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992-1996. Dr Switkowski is a Director of Suncorp-Metway Limited and Healthscope Limited, and is Chairman of the Australian Nuclear Science and Technology Organisation.

Dr Switkowski commenced as Chairman of the Tabcorp Remuneration Committee in November 2006. He also commenced as a member of the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee in October 2006.

Executive Committee



Elmer Funke Kupper

Managing Director and Chief Executive Officer

Elmer joined Tabcorp in early 2006 as Chief Executive Australian Business. In July 2007 he was appointed as Managing Director and Chief Executive Officer after four months as Acting Chief Executive Officer. Prior to joining Tabcorp he held several senior executive positions with the Australia and New Zealand Banking Group, including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. He was also a senior management consultant with McKinsey & Company and AT Kearney.

Elmer holds a Master of Business Administration from Nijenrode University in The Netherlands.

Elmer's appointment as Managing Director and Chief Executive Officer is subject to receiving all necessary regulatory approvals.



Walter Bugno

Chief Executive - Casinos

Before joining Tabcorp in April 2006, Walter Bugno held senior executive positions with companies recognised for their achievements in delivering great products and services for their customers. As President of Campbell Soup Company's Asia-Pacific region, he oversaw a group of business units including Arnott's Biscuits, Arnott's Snackfoods and Campbell's. Previously, Walter was Managing Director Australia of brewing giant Lion Nathan. Walter's previous roles have included Managing Director Simplot Australia and Managing Director Pacific Brands Food Group.

Walter holds a Master of Commerce from the University of New South Wales.



Robert Nason

Managing Director - Wagering

Robert joined Tabcorp in June 2006 after holding the key role of Chief Executive Officer of Racing Victoria Limited, where he was responsible for the regulatory and commercial development of the horse racing industry in Victoria. Before joining Racing Victoria, Robert was a director of management consulting firm AT Kearney in the United States of America and Australasia, and held senior leadership positions in the consulting practices of Coopers & Lybrand and KPMG.

Robert holds a Bachelor of Business Studies.



Mohan Jesudason

Managing Director - Gaming

Before joining Tabcorp in August 2003, Mohan held key senior management roles with Telecom New Zealand, National Mutual Health Australia and New Zealand, and the State Bank of Victoria.

Mohan holds a Bachelor of Economics from Monash University and a Graduate Diploma in Accounting.



Matt Bekier

Chief Financial Officer

Matt Bekier joined Tabcorp in late 2005 after holding various roles with McKinsey & Company, where he played an instrumental role in building a substantial practice in both post-merger management and financial services, working across four continents (Australia, Europe, Asia and North America).

Matt holds a Master of Economics and Commerce as well as a PhD in Finance from St Gallen University in Switzerland.



Kerry Willcock

Executive General Manager - Corporate and Legal

Kerry Willcock joined Tabcorp as Executive General Manager – Corporate and Legal in February 2005. She has extensive commercial, legal, litigation and government relations experience having worked with Allens Arthur Robinson, Clayton Utz and with the Australian Postal Corporation, where she held the position of General Counsel.

She has a Bachelor of Arts and a Bachelor of Laws from the University of Melbourne and is a qualified mediator and member of the Mediation Panel of the Law Institute of Victoria.

Kerry is also a member of the Australian Corporate Lawyers Association (ACLA) General Counsel Group.



Peter Caillard

Executive General Manager - Strategy and Development

Peter joined Tabcorp as a senior executive in September 1998 after helping to establish Crown Casino. He commenced as Executive General Manager - Corporate, Legal and Compliance with a pivotal role in the takeovers of Star City, Jupiters and Tab. More recently, Peter was Chief Executive of Tabcorp's Media Division before taking up the role of Executive General Manager - Strategy and Development on 1 July 2006. He is a co-author of the text "International Casino Law" and former Australian Corporate Lawyer of the Year.

Peter holds a Master of Laws and is a Harvard Business School management program graduate.

Corporate governance

1. Tabcorp's approach to corporate governance

Tabcorp's Board of Directors and management strongly support the principles of good corporate governance, and are committed to building on the Group's strong reputation for integrity. This is particularly important given the highly regulated industry in which the Tabcorp Group operates, and is essential for increasing our opportunities to win and retain gambling licences, and for the long term sustainability of our businesses.

The Group's corporate governance practices are reviewed regularly and will continue to be developed and refined to meet the needs of the Group and best practice.

In developing the appropriate corporate governance practices, the Group takes into account all applicable legislation and recognised standards, which include, but are not limited to:

- *Corporations Act 2001 (Cth)*;
- Australian Securities Exchange *Listing Rules*;
- State legislation governing the licences issued to the Tabcorp Group to conduct gambling and related activities; and
- *Australian Standard AS 8000 – Good Governance Principles.*

This corporate governance statement outlines the Tabcorp Group's main corporate governance practices and policies in place throughout the financial year and at the date of this report.

This corporate governance statement and other related information is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

2. ASX Corporate Governance Principles

The Tabcorp Group adopts the *"Principles of Good Corporate Governance and Best Practice Recommendations"* which were published by the Australian Securities Exchange Corporate Governance Council (ASX CGC) in March 2003. The Group complies with these principles and recommendations.

On 2 August 2007, the ASX CGC published revised principles and recommendations, which will apply to the Tabcorp Group for the financial year 1 July 2008 to 30 June 2009. The Tabcorp Group is reviewing the revised principles and recommendations to ensure appropriate measures are taken with the aim of complying with best practice.

Statements in this corporate governance section have been referenced to the applicable ASX CGC Best Practice Recommendation and are indicated by the symbol ☑.

The ASX CGC *"Principles of Good Corporate Governance and Best Practice Recommendations"* are available from the ASX website at www.asx.com.au/supervision/governance/index.htm.

3. Composition of the Board

At the date of this report, the Board comprised six independent Non Executive Directors, including the Chairman.

Mr John O'Neill will commence as an additional Non Executive Director following the receipt of all necessary regulatory approvals.

On 13 July 2007, the Board appointed Mr Elmer Funke Kupper as Managing Director and Chief Executive Officer. He already holds various regulatory approvals as a Tabcorp executive, but some additional approvals will be required before his appointment as a Director can take effect.

Each of the Board's Committees is composed exclusively of independent Non Executive Directors.

Details of the Directors, their qualifications and experience are included on pages 12 and 13.

The composition of the Board and its Committees is the subject of ongoing review by the Directors, and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the Tabcorp Group grows and its field of activities changes, it may be appropriate to make changes to the composition of the Board to ensure that it comprises Directors with the necessary and desirable experience and competencies. Board succession planning is discussed in section 23 of this corporate governance statement.

Tabcorp's Constitution requires that the number of Directors (not including alternate Directors) shall not exceed twelve, nor be less than three. A Director, other than any Managing Director, may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's last election or re-election to the Board, whichever is the longer, without submitting for re-election. The Board has the power to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the following annual general meeting.

The appointment and removal of the Managing Director and Chief Executive Officer is a matter for the Board as a whole, in association with the recommendations of the Nomination Committee.

Tabcorp's Constitution is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

The terms of reference for each of the Board Committees are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.1, 2.2, 2.3, 2.5, 4.5

4. Responsibilities and functions of the Board

The Board has overall responsibility for reviewing and approving the policies and procedures put in place to maintain the highest levels of corporate governance for the Tabcorp Group. The Board's role also includes:

- Reviewing and approving the strategic direction, budgets and business plans prepared by management;
- Assuring itself of the effectiveness of arrangements for the governance of the Tabcorp Group including:
  - The quality of the executive team;
  - The appropriateness of organisational arrangements and structure; and
  - The adequacy of internal controls and processes;
- Overseeing performance against targets and objectives; and
- Overseeing reporting to shareholders and other stakeholders on the direction, governance and performance of the Tabcorp Group.

☑ ASX CGC's Best Practice Recommendation 1.1

5. Board independence

Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest, in accordance with the Corporations Act and policies of the Tabcorp Group.

Some of the Directors are involved with other companies or professional firms, which may from time to time have dealings with the Tabcorp Group. A register of Directors' material interests is maintained and is regularly sent to every Director.

Details of offices held by Directors with other organisations are set out on pages 12 and 13.

The Board periodically assesses the independence of each Director. For this purpose, an independent Director is a Non Executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

All of the Non Executive Directors of Tabcorp at the date of this report have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- The specific disclosures made by each Director as referred to above;
- Where applicable, the related party dealings referable to each Director, noting that those dealings are not material under accounting standards;
- That no Director is, or is associated directly with, a substantial shareholder of Tabcorp;
- That no Non Executive Director has ever been employed by Tabcorp or any of its subsidiaries;
- That no Director is, or is associated with, a supplier, professional adviser, consultant to or customer of the Tabcorp Group which is material for the purposes of the ASX CGC recommendations regarding best practice corporate governance; and
- That no Non Executive Director personally carries on any role for the Tabcorp Group other than as a Director of Tabcorp.

Tabcorp does not consider that term of service on the Board should be considered as a factor affecting a Director's ability to act in the best interests of the Tabcorp Group.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting, the Non Executive Directors meet together in the absence of executive Directors and other executives of the Tabcorp Group. Where appropriate, executives are also excluded from Board discussions that relate to specific management issues, including executive remuneration, and recruitment for a replacement Managing Director and Chief Executive Officer.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.2, 2.3, 2.5, 4.3, 4.5

Corporate governance (continued)

6. Other directorships

Directors are required continually to evaluate the number of Boards on which they serve to ensure that they can give adequate time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a Director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

Details of the directorships for each Director are available on pages 12 and 13.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.5

7. Board and Committee meetings

The Board and its Committees meet regularly to discuss matters relevant to the Tabcorp Group. Additional meetings may be scheduled to address specific matters.

Any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter, unless all other Directors present resolve otherwise.

The appointment of any new Director is subject to regulatory approvals. While these approvals are being sought, the person, with the approval of the regulators, may attend Board and Committee meetings to assist their transition into their role, but only as observers, and they may not vote on any matter.

The Company Secretary is responsible for coordinating and distributing materials for Board meetings, shareholder meetings and Board Committee meetings.

The appointment and removal of the Company Secretary is a matter for discussion by the Board as a whole.

The number of Board and Committee meetings and the attendance of each Director are set out in the Directors' Report on page 34.

Directors are required to attend all Board meetings, shareholder meetings and Board Committee meetings for which they are members, subject to any unusual or unforeseen circumstances which may prevent them from attending.

All Directors were present at Tabcorp's annual general meeting of shareholders held on 27 November 2006, including Zygmunt Switkowski who was elected as a Director at that meeting, and Richard Warburton and Lawrence Willett who retired as Directors at the conclusion of that meeting.

☑ ASX CGC's Best Practice Recommendations 2.5, 4.5, 8.1, 9.5

8. Committees of the Board

To assist the Board in achieving the highest standards of corporate governance, the Directors involve themselves with the critical areas of the Group's activities through Board Committees, with specific responsibilities for:

- Audit (see section 9);
- Risk and compliance (see section 10);
- Remuneration (see section 11); and
- Nomination / succession planning (see section 12);

Board Committee membership is restricted to Non Executive Directors only.

All Non Executive Directors are members of the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. Tabcorp's Board Committee arrangements reflect similar board committee structures in other large Australian companies.

The terms of reference for Tabcorp Board Committees are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

9. Audit Committee

The Audit Committee provides the Board with additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by Tabcorp.

The key responsibilities of the Audit Committee are:

- Oversee compliance with statutory responsibilities relating to financial disclosure, and approval of full year and half year financial statements as well as the financial statements in the annual report;
- Review the activities of the co-sourced internal audit function (resourced jointly by Tabcorp and KPMG) and the external auditor (Ernst & Young) and review their performance on an annual basis;
- Review the adequacy of the Group's internal controls, financial accounting policies and related practices;
- Monitor related party transactions and potential conflicts of interest; and
- Review the process for management assurance to the Board (refer to section 15 of this corporate governance statement for more information).

The Chairman of the Audit Committee is required to meet with the external and internal auditors in the absence of management. The Chairman of the Audit Committee

is also required to meet with Tabcorp Group's General Manager Risk & Internal Audit at least twice a year.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee. The Committee approves the annual internal audit program and reviews progress and reports made pursuant to that program.

The Audit Committee is committed to maintaining auditor independence and limiting the engagement of the external auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the external auditor. The Chairman of the Audit Committee must approve all non-audit related work to be undertaken by the external auditor (if any). A new lead external audit partner commenced day-to-day external audit related work from 1 July 2006, following the rotation of the previous external audit partner in accordance with the transitional provisions of CLERP 9 (part of the Federal Government's Corporate Law Economic Reform Program). Tabcorp will maintain the rotation of the lead external audit partner every five years or less, as required. The external auditor attends Tabcorp's annual general meeting and is available to answer shareholder questions regarding aspects of the external audit and their report.

Composition of the Audit Committee	
Chairman:	Paula Dwyer[(i)] (commenced on 1 July 2007)
	Anthony Hodgson[(ii)] (ceased on 30 June 2007)
Members:	Anthony Hodgson[(ii)]
	Michael Robinson
	Philip Satre
	John Story
	Zygmunt Switkowski (commenced on 2 October 2006)
	Richard Warburton (retired on 27 November 2006)
	Lawrence Willett (retired on 27 November 2006)

(i) Was a member of the Audit Committee throughout the financial year ended 30 June 2007, and commenced as Chairman of the Committee on 1 July 2007.

(ii) Was Chairman of the Audit Committee throughout the financial year ended 30 June 2007, and remains a member of the Committee from 1 July 2007.

The terms of reference for the Audit Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 4.2, 4.3, 4.4, 4.5, 6.2, 7.1, 7.3

10. Risk and Compliance Committee

The main responsibilities of the Risk and Compliance Committee are:

- Reviewing and approving the Group's risk and compliance policies and frameworks;
- Assessing the appropriateness of risk and compliance management systems, related control processes, and reporting systems;
- Monitoring the effectiveness of systems and processes in place to ensure compliance requirements are being satisfied and performing adequately (other than the financial reporting obligations for which the Audit Committee is responsible);
- Evaluating the effectiveness of the Group's systems and controls to monitor and manage risks that are significant to the fulfilment of the Group's business objectives; and
- Ensuring that sufficient resources are dedicated to managing risk and compliance.

Additionally, the Tabcorp Group has an Executive Risk and Compliance Committee, and also Management Risk and Compliance Committees for each division to:

- Establish a platform to coordinate risk management and compliance across all parts of the business in an efficient, effective and consistent manner;
- Provide a stronger risk management and compliance focus through principled leadership;
- Monitor and report on risk management and compliance activities; and
- Transfer organisational learning.

Composition of the Risk and Compliance Committee	
Chairman:	John Story
Members:	Paula Dwyer
	Anthony Hodgson
	Michael Robinson
	Philip Satre
	Zygmunt Switkowski (commenced on 2 October 2006)
	Richard Warburton (retired on 27 November 2006)
	Lawrence Willett (retired on 27 November 2006)

The terms of reference for the Risk and Compliance Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 7.1, 7.3, 10.1

Corporate governance (continued)

11. Remuneration Committee

The Remuneration Committee has responsibility for, among other things:

- Reviewing and making recommendations to the Board on remuneration packages and policies applicable to Directors, the Managing Director and Chief Executive Officer, and senior executives reporting to the Managing Director and Chief Executive Officer;
- Approving the Tabcorp Group's general remuneration practices and policies, including terms and conditions of any employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements;
- Reviewing and approving participation of executives in incentive plans, including option and share plans;
- Agree benchmarks for employee salary reviews; and
- Overseeing the preparation of the annual Remuneration Report.

Tabcorp's shareholders had approved previously retirement benefits being made available to present and future Non Executive Directors, however the Board decided to terminate retirement benefits for all Non Executive Directors, effective 30 June 2003.

Details relating to the remuneration of Directors, the Managing Director and Chief Executive Officer, the Company Secretary and other senior executives of the Tabcorp Group are set out in the Remuneration Report on pages 36 to 59.

Composition of the Remuneration Committee

Chairman:	Zygmunt Switkowski (commenced on 13 November 2006)
	Richard Warburton (retired as Chairman on 13 November 2006, and as a member on 27 November 2006)
Members:	Paula Dwyer (commenced on 13 November 2006)
	Michael Robinson
	Lawrence Willett (retired on 27 November 2006)

The terms of reference for the Remuneration Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.5, 9.1, 9.2, 9.3, 9.4, 9.5

12. Nomination Committee

The main responsibilities of the Nomination Committee are to:

- Manage a process to identify suitable candidates for appointment to the Board and Board Committees;
- Make recommendations to the Board regarding succession planning for the Board;
- Annually review the skills, experience and attributes required of Directors to discharge the Board's duties and the extent to which they are represented in the composition of the Board and each Board Committee;
- Facilitate an independent three yearly assessment of the effectiveness and performance of the Board and its Committees (refer to section 22 of this corporate governance statement for further information); and
- Ensure that an effective Board induction process is in place (refer to section 24 of this corporate governance statement for more information).

Composition of the Nomination Committee

Chairman:	Michael Robinson
Members:	Paula Dwyer
	Anthony Hodgson
	Richard Warburton (retired on 27 November 2006)

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.4, 2.5, 8.1

13. Internal control framework

The Board reviews and approves the internal control structure of the Tabcorp Group. This includes the role performed by the Group's internal audit, risk management and compliance functions.

Also, the Group's strategic plan and a detailed budget are prepared annually and subject to the approval of the Directors.

Forecasts for the Tabcorp Group and each of the operating divisions are regularly updated and reported to the Board throughout the year to enable Directors to monitor performance against the annual budget.

The Tabcorp Group has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

Processes for the investment of surplus cash, management of debt and currency, and interest rate risk management have been approved by the Board and are the subject of ongoing reporting to the Board. Tabcorp enters into interest rate swaps and cross currency swaps to hedge interest rate and foreign exchange risk on debt. The Tabcorp Group Treasury department is responsible for managing the Tabcorp Group's finance facilities and interest rate, credit, liquidity and currency risks in line with policies set by the Board.

The Tabcorp Group's internal audit function is a co-sourced arrangement jointly resourced by Tabcorp and KPMG. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the Board. The Audit Committee approves the internal audit plan annually.

In March 2006, a new Australian Standard for Compliance Programs was published. A comprehensive internal review of the Tabcorp Group's compliance program was undertaken and a new Compliance Policy and Framework was developed and approved by the Board.

The Tabcorp Compliance Policy and Framework was developed to align with:

- Australian Standard 3806-2006 – Compliance Programs;
- Australian Standard 8000 – Good Governance Principles;
- Applicable legislation; and
- The Tabcorp Group's organisational structure and strategy.

The Tabcorp Group utilises an enterprise wide compliance computer system, which provides a consistent and uniform approach to collating and reporting relevant information from across all divisions. The system monitors whether practices and processes designed to ensure compliance have been operating effectively, increases the visibility of potential issues, and assists the processes for resolving issues.

The standards AS 3806 – Compliance Programs and AS 8000 – Good Governance Principles are available from SAI Global's website at www.saiglobal.com.

☑ ASX CGC's Best Practice Recommendations 1.1, 3.1, 3.3, 7.1, 7.3

14. Management of risk

The Tabcorp Group has in place a Risk Management Framework, policies and procedures, which set out the roles, responsibilities and guidelines for managing financial and operational risks associated with the Group's businesses.

During the financial year Tabcorp's Group Risk and Internal Audit department updated and monitored the risk profiles for each of the Group's key operating divisions, namely Casinos, Gaming and Wagering, and all major projects. These profiles identify the:

- Nature and likelihood of occurrence for specific material risks;
- Key controls that are in place to mitigate and manage the risk;
- Sources and levels of assurance provided on the effective operation of key controls; and
- Responsibilities for managing these risks.

The risk profiles for each key operating division are reported to the Board Risk and Compliance Committee and are considered as part of the annual internal audit planning process. Risks identified within each business are transferred to an on-line risk management system, which provides ongoing reporting and enhances the monitoring of the risk profiles throughout the year.

The Tabcorp Group's Risk Management Framework is based on concepts and principles identified in:

- The Australian/New Zealand Standard on Risk Management (AS/NZS 4360); and
- The Enterprise Risk Management – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The risk framework, policies and procedures will continue to be enhanced as the Tabcorp Group's existing operations develop and its range of activities expands. The implementation of these policies and procedures is monitored and reviewed at least annually by the Board Risk and Compliance Committee.

The terms of reference for the Risk and Compliance Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.saiglobal.com.

Corporate governance (continued)

The Enterprise Risk Management – Integrated Framework publication is available from COSO's website at www.coso.org.

☑ ASX CGC's Best Practice Recommendations 7.1, 7.3

15. Management assurance

At the Board meetings to approve the Tabcorp Group's annual and half yearly results, the Board received and considered statements in writing from the Managing Director and Chief Executive Officer and the Chief Financial Officer in relation to the Tabcorp Group's system of risk oversight and management and internal control in accordance with ASX CGC principles 4 and 7.

The certificate of assurance stated that the financial statements have been prepared in conformity with generally accepted accounting principles and that they gave a true and fair view of the state of affairs of Tabcorp and of the Tabcorp Group.

The certificate of assurance also stated that the risk management and internal compliance and control systems were operating effectively, in all material respects, based on the AS/NZS 4360 – Risk Management standard adopted by the Tabcorp Group. The certificate of assurance also includes statements that all information has been made available to the external auditor, and that there were not any irregularities or significant issues identified that would have a material impact on the Tabcorp Group.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.saiglobal.com.

☑ ASX CGC's Best Practice Recommendations 1.1, 4.1, 4.5, 7.2, 7.3

16. Code of Conduct

In May 2007, the Tabcorp Group released its group-wide Code of Conduct. Compliance with the Code of Conduct and associated policies, guidelines and procedures is a requirement for all employees, Directors and contractors of the Tabcorp Group. The Code is founded on the Tabcorp Group's values, and establishes the behaviour that is expected from all employees, including the maintenance of ethical standards, honesty, teamwork, fairness, courtesy and integrity.

The Code includes, among other things, references to specific Tabcorp Group policies regarding money laundering, corruption, bribery, bullying and harassment, equal opportunity in the workplace, insider trading, whistleblowing, conflicts of interest and restrictions on the use of the Group's gambling products.

The Code was developed following the integration of the businesses acquired by the Tabcorp Group in recent years. Additional codes exist in the Tabcorp Group's Casinos division that cover property-specific casino matters, and which support the Code of Conduct.

In addition to adhering to the high ethical standards set by the Code of Conduct, Tabcorp's Directors and key personnel are also required to undergo extensive probity investigation and clearance by the New South Wales Casino Control Authority, Queensland Office of Gaming Regulation, Tasmanian Gaming Commission, Victorian Commission for Gambling Regulation, and in overseas jurisdictions.

Tabcorp's Code of Conduct is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

17. Tabcorp Integrity Protection Service (TIPS)

TIPS is an independent, anonymous crime and misconduct reporting service delivered by Deloitte, an international consulting and forensic investigations specialist. It is one of Tabcorp's processes to prevent, detect, and respond to crime and misconduct.

TIPS is available 24 hours a day and 365 days a year to Tabcorp's people and stakeholders in Australia and overseas.

The program is managed by the Tabcorp Group's compliance team and has accountability at the highest levels with the Chairman of the Board Risk and Compliance Committee able to access reports relating to all employees and review the action taken. TIPS was introduced to achieve Australian and international best practice, reflecting Tabcorp's commitment to integrity and befitting the responsibilities of a publicly listed company.

Tabcorp's commitment to integrity and information regarding TIPS are available from the Integrity section of Tabcorp's website at www.tabcorp.com.au/about_integrity.aspx.

Further information on TIPS is available from its website at www.tips.deloitte.com.au.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

18. Responsible Gambling Code

The Tabcorp Group is committed to taking a leadership position in relation to the responsible delivery of its products and the support provided for customers.

The Tabcorp Responsible Gambling Code of Practice sets common standards for the responsible delivery of gambling products for all of the Group's gambling operations and venue facilities.

Following the release of the revised Tabcorp Responsible Gambling Code of Practice in early 2006, the Tabcorp Group engaged KPMG to conduct an independent review of compliance with the Code's requirements across the entire Tabcorp Group.

The review found that:

- The Tabcorp Group continues to demonstrate a strong commitment to upholding responsible gambling practices;
- There were improvements from the previous review; and
- There were no material new issues of concern.

The Tabcorp Group will continue to refine its responsible gambling practices to strengthen its commitment to this important industry issue.

Further details about the Tabcorp Group's commitment to Responsible Gambling are available on page 10 of this report and on Tabcorp's website.

The Tabcorp Responsible Gambling Code is available from the Responsible Gambling section of Tabcorp's website at www.tabcorp.com.au/responsible.aspx.

☑ ASX CGC's Best Practice Recommendations 3.1, 3.3, 10.1

19. Share trading policy

Tabcorp has a policy regarding trading in Tabcorp securities which applies to all Directors, employees and contractors. This policy also extends to any person or entity, which may in the circumstances be reasonably associated with the Tabcorp Group or any Director, employee or contractor (for example a spouse, children, family trust, family company or joint venture partner).

Directors, executives reporting directly to the Managing Director and Chief Executive Officer ("Executives"), all direct reports to those Executives ("Executive Direct Reports"), and their associates may only trade in Tabcorp's securities during Trading Windows, and subject to the requirements set out in the policy.

Trading Windows are the period of one month following Tabcorp's annual general meeting and the release of the Tabcorp Group's annual and half yearly results.

Even during a Trading Window, anyone possessing inside information may not trade, arrange for someone else to trade, or pass information to someone they know or ought reasonably to know may use the information to trade (or procure another person to trade) Tabcorp securities. The Board may specify other periods and circumstances which restrict the trading of Tabcorp securities, such as during a takeover bid.

Each Director is required to obtain written approval from the Chairman prior to the Director or an associate of a Director trading in Tabcorp securities, even during a Trading Window. In the case of a proposed trade by the Chairman or their associate, approval is required from the Deputy Chairman.

If any Executive or Executive Direct Report or any associate of an Executive or Executive Director Report wishes to trade in Tabcorp's securities at any time, even during a Trading Window, the Executive or Executive Direct Report must obtain the prior written approval of either the Company Secretary or the Managing Director and Chief Executive Officer.

The details of Tabcorp securities held by Directors are available in the Directors' Report on page 33.

Tabcorp's share trading policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 3.2, 3.3

20. Continuous disclosure

The Tabcorp Group has a disclosure policy and procedures are in place to ensure that information is reported to the Australian Securities Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews Tabcorp's compliance with its continuous disclosure obligations at each of its meetings.

The Tabcorp Group's Executive General Manager - Corporate and Legal, in her capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities and Investments Commission and shareholders. The Company Secretary is referred to as the Disclosure Officer in this policy.

The Disclosure Officer must be kept informed by management of disclosure related issues, and each Executive Committee

Corporate governance (continued)

member must notify the Disclosure Officer immediately of any information that may require disclosure.

In addition to the Disclosure Officer, there are a limited number of authorised Tabcorp spokespersons. Only authorised Tabcorp spokespersons may speak on the Group's behalf to people such as analysts, brokers, journalists and shareholders, and comments must be limited to their expertise. If an employee of the Tabcorp Group is not an authorised Tabcorp spokesperson, and receives an inquiry about the Group from a journalist, analyst or other external party, they must refer the inquiry to an authorised Tabcorp spokesperson.

Authorised Tabcorp spokespersons liaise closely with the Disclosure Officer to ensure all proposed public comments are within the bounds of information that is already in the public domain, and/or is not material.

☑ ASX CGC's Best Practice Recommendations 5.1, 5.2

21. Independent professional advice

An individual Director may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the expense of the Tabcorp Group. Such advice is to be made available to all other Directors.

Board Committees and members of the Audit Committee and Risk and Compliance Committee may also obtain independent professional advice, subject to the Terms of Reference for the applicable Committee.

The terms of reference for each Board Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.5, 8.1

22. Board assessment

Each year the Nomination Committee reviews the skills, experience and attributes required to discharge the Board's duties and the extent to which they are represented in the composition of the Board as well as each Board Committee.

The Nomination Committee is also responsible for facilitating an independent review of the performance and effectiveness of the Board and its Committees every three years.

In March 2006 Cameron Ralph completed a formal independent assessment of the performance of the Tabcorp Board, its Committees and individual Directors. The assessment process included a review of publicly available information, questionnaires and interviews with current and former Directors, the Chief Financial Officer and the Company Secretary, and a review of Board policies, Board Committee terms of reference, the Board Manual (subsequently replaced with Tabcorp's online Directors' Knowledge Centre), papers distributed to Directors for Board meetings, and other documents available to Directors.

After each meeting of the Board and Board Committees, Directors assess the effectiveness of each meeting.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 8.1

23. Succession planning

The Tabcorp Group has a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

The Nomination Committee is responsible for making recommendations to the Board to facilitate the orderly succession of Board membership and to manage a process to identify suitable candidates for appointment to the Board and for the optimal composition of Board Committees.

Directors regularly discuss succession planning at meetings of the Board and the Nomination Committee.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 2.4

24. Director induction program

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment, each new Director undertakes an induction program and is provided with access to Tabcorp's online Directors' Knowledge Centre, the Tabcorp Group's strategic plan and other materials to assist them to participate fully and actively in all Board decision-making at the earliest opportunity.

This induction program aims to provide any new Director with the relevant knowledge regarding the processes of the Tabcorp Board, Board culture, the role and responsibilities of a Tabcorp Director, the Tabcorp Group's strategic direction, the nature of the Group's businesses, industry matters, the Group's financial position, key senior management, operational and risk management practices and the major issues facing the Tabcorp Group.

The Board Nomination Committee is responsible for ensuring that an effective induction process is in place, and regularly reviews its effectiveness. In August 2006, the Director induction program was improved and expanded following a review of industry best practice and to incorporate feedback from newly appointed Directors.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 8.1

25. Directors' continuing education

All Directors have access to continuing education to update and enhance their skills and knowledge to enable them to continue to carry out their duties as Directors in an efficient and knowledgeable manner.

The continuing education program includes education concerning key developments in the Tabcorp Group and the industry and environments within which it operates, including site visits to the Group's properties, updates to relevant policies, discussion of relevant legislative changes and other matters of interest for Directors.

☑ ASX CGC's Best Practice Recommendation 8.1

26. Group strategic planning

Tabcorp has a formal strategic planning process whereby a strategic plan is approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value.

☑ ASX CGC's Best Practice Recommendation 1.1

27. Sustainability

Tabcorp is committed to the long term sustainability of its operations and aims to optimise the social, environmental, workplace and economic impact of its operations for the benefit of all stakeholders.

Tabcorp's commitment to responsible gambling, its employees and community well-being is discussed on pages 10 to 11 of this report.

Although the operations of the Tabcorp Group are considered to have minor impact on the environment, Tabcorp is committed to protecting the environment and minimising the impact wherever appropriate. Tabcorp's environmental performance is set out on page 11 and in the Directors' Report on page 32.

Tabcorp's commitment to long term sustainability is recognised by its inclusion in several investment indices:

- Dow Jones Sustainability Index.
- FTSE4Good Index.
- Reputex Socially Responsible Investment (SRI) Index.

☑ ASX CGC's Best Practice Recommendation 10.1

28. Engaging shareholders

It is the Board's intention that shareholders are informed of major developments affecting the Tabcorp Group. This information is communicated to shareholders through Tabcorp's website, annual report, dividend mailouts, the Australian Securities Exchange, and other means where appropriate.

The Tabcorp Group's website provides stakeholders with a range of information about the Group, including its operations, history, strategies, values, brands, community involvement, share price performance and shareholder reports. There is also a facility for any interested person to receive email notifications of all major Tabcorp news releases published on the website.

Tabcorp provides a service for its shareholders to receive all shareholder related communications electronically, including dividend statements, notices of meeting, and the annual report. This email service provides a quick and convenient means for receiving this information while reducing costs and being environmentally friendly. Shareholders can also use the website to lodge their proxy votes prior to the annual general meeting.

Dedicated shareholder relations personnel are available to assist in responding promptly to all shareholder enquiries. Contact details are available on page 71 of this report. Tabcorp has a Shareholder Enquiries and Complaints Policy that sets out the way in which Tabcorp addresses concerns and feedback from shareholders.

Corporate governance (continued)

Tabcorp encourages its shareholders to participate fully at its annual general meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the notice of annual general meeting in respect of items to be voted on at the meeting.

Other shareholder related information is available at the back of this report, on pages 70 to 72.

- Tabcorp's website is available at www.tabcorp.com.au.
- Sign up to receive email notification of major Tabcorp news releases through the News section of Tabcorp's website at www.tabcorp.com.au/news_enews.aspx.
- Shareholders can elect to receive all communications electronically by following the instructions on Tabcorp's website at www.tabcorp.com.au/investor_holder_eshare.aspx.
- Tabcorp's Shareholder Enquiries and Complaints Policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 6.1

Directors' report

The Directors of Tabcorp Holdings Limited ("the Company") submit their report for the consolidated entity comprising the Company and its controlled entities (collectively referred to as "the Tabcorp Group") in respect of the financial year ended 30 June 2007.

1. Directors

The names and details of the Company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out on pages 12 to 13 and below.

Name	Qualifications, experience and special responsibilities
Current	
Refer to pages 12 to 13 for current Directors.	
Former	
Matthew Slatter	*Managing Director and Chief Executive Officer from October 2002 to March 2007* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002 and ceased employment on 14 March 2007. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific Holdings Limited and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne Limited, responsible for its integration with Westpac Limited, and held general management positions at Westpac Limited, Lloyds TSB and the National Bank of New Zealand Limited. Mr Slatter was also Chairman of the Australian Gaming Council.
Richard Warburton AO	*Non Executive Director from June 2000 to November 2006* Richard Warburton was formerly Chairman of Star City Holdings Limited. At the time of his retirement at Tabcorp's 2006 Annual General Meeting, he was Chairman of Caltex Australia Limited, Tandou Limited and the Board of Taxation; a Director of Nufarm Limited and Citibank Pty Ltd; International Chairman of the Commonwealth Study Conference; a Director of the Garvan Research Foundation; and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). Mr Warburton was Chairman of the Tabcorp Remuneration Committee during the financial year until November 2006. He was also a member of the Tabcorp Audit Committee, Tabcorp Nomination Committee and the Tabcorp Risk and Compliance Committee during the financial year until November 2006.
Lawrence Willett AO	*Non Executive Director from January 2004 to November 2006* Lawrence Willett was previously Chairman of Jupiters Limited. At the time of his retirement at Tabcorp's 2006 Annual General Meeting, he was a past National President of the Property Council of Australia; a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited; and Chancellor of Charles Sturt University. Mr Willett was a member of the Tabcorp Remuneration Committee, Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee during the financial year until November 2006.

2. Changes to the Board's composition

Elmer Funke Kupper

On 13 July 2007, the Tabcorp Group announced the appointment of Mr Funke Kupper as Managing Director and Chief Executive Officer. Mr Funke Kupper's appointment as an Executive Director is subject to receiving all necessary regulatory approvals.

Directors' report (continued)

John O'Neill

On 5 April 2007, the Tabcorp Group announced the appointment of Mr O'Neill as an additional Non Executive Director. Mr O'Neill's appointment is subject to receiving all necessary regulatory approvals.

Zygmunt Switkowski

Dr Switkowski commenced as a Non Executive Director on 2 October 2006 following the receipt of all necessary regulatory approvals.

Matthew Slatter

Mr Slatter ceased as Managing Director and Chief Executive Officer on 14 March 2007.

Richard Warburton

Mr Warburton retired as a Non Executive Director on 27 November 2006 at the conclusion of the Company's Annual General Meeting.

Lawrence Willett

Mr Willett retired as a Non Executive Director on 27 November 2006 at the conclusion of the Company's Annual General Meeting.

3. Directorships of other listed companies

The following table shows, for each person who served as a Director during the financial year and up to the date of this report, all directorships of companies that were listed on the ASX or other financial markets operating in Australia, other than Tabcorp, since 1 July 2004, and the period for which each directorship has been held.

Name	Listed company	Period directorship held
Current		
Michael Robinson	Clough Limited Tab Limited (v)	January 2002 to present July 2004 to September 2004
Elmer Funke Kupper (i)	Nil	
Anthony Hodgson	Coles Group Limited Tab Limited (v)	July 2003 to present July 2004 to October 2004
Paula Dwyer	Babcock & Brown Japan Property Trust (vi) David Jones Limited Promina Group Limited (vii) Suncorp-Metway Limited (vii)	February 2005 to present November 2003 to December 2006 February 2003 to June 2007 April 2007 to present
John O'Neill (i)	Amalgamated Holdings Limited STW Communications Group Limited	December 2006 to present February 2007 to June 2007
Philip Satre	Nil	
John Story	Advanced Magnesium Limited CSR Limited Suncorp-Metway Limited	November 2001 to May 2005 April 2003 to present January 1995 to present
Zygmunt Switkowski (ii)	Healthscope Limited Suncorp-Metway Limited Telstra Corporation Limited	January 2006 to present September 2005 to present March 1999 to June 2005
Former		
Matthew Slatter (iii)	Tab Limited (v)	July 2004 to March 2007
Richard Warburton (iv)	Caltex Australia Limited Nufarm Limited Tandou Limited	July 1999 to present October 1993 to present April 2004 to present
Lawrence Willett (iv)	Nil	

(i) Appointment as a Director is subject to receiving all necessary regulatory approvals. Mr Funke Kupper is a Director of Tab Limited, however he was not a Director of Tab Limited while Tab Limited was listed on the ASX – also refer to note (v) below.

(ii) Commenced as a Director of Tabcorp Holdings Limited on 2 October 2006, following the receipt of all necessary regulatory approvals.

(iii) Ceased as Managing Director and Chief Executive Officer of Tabcorp Holdings Limited on 14 March 2007. The directorships disclosed above were applicable at that time.

(iv) Retired as a Director of Tabcorp Holdings Limited on 27 November 2006. The directorships disclosed above were applicable at that time.

(v) Tabcorp gained management control of Tab Limited in July 2004 pursuant to a takeover offer. Tab Limited was removed from the official list of the ASX in August 2004 following Tabcorp's acquisition of all its shares.

(vi) Ms Dwyer is a Director of Babcock & Brown Japan Property Management Limited, which is the company responsible for managing the Babcock & Brown Japan Property Trust.

(vii) Ms Dwyer was a Director of Promina Limited, which was listed on the ASX until 29 June 2007, when it was removed following Suncorp-Metway Limited's acquisition of all its shares.

4. Company Secretary

Kerry Willcock joined Tabcorp in February 2005. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. She has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

5. Principal activities

The principal activities of the Tabcorp Group during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Tabcorp Group's principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

6. Financial results

Consolidated profit after income tax of the Tabcorp Group for the financial year was $450.4 million, which was 17.1% below the previous financial year.

Earnings before interest and tax (EBIT) was $803.3 million, which was 5.7% below the previous financial year.

Net operating revenue was $3,835.0 million, which was 1.5% above the previous financial year.

7. Earnings per share

Basic earnings per share for the period were 85.8 cents, down 17.1% on the previous financial year.

Diluted earnings per share for the period were 85.6 cents, down 17.1% on the previous financial year.

Earnings per share is disclosed in note 6 to the financial statements.

8. Dividends

A final dividend of 47 cents per ordinary share has been declared, an increase of two cents on the previous final dividend and the same as the previous interim dividend. The final dividend will be fully franked and payable on 8 October 2007 to shareholders registered at 3 September 2007. The ex-dividend date is 28 August 2007.

The following dividends (including any special dividends) have been paid, declared or recommended by the Company since the end of the preceding financial year:

Dividend	$m
Final 2007	
Final fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 23 August 2007 with a record date of 3 September 2007 and payable on 8 October 2007.	246.7
Interim 2007	
Interim fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 21 February 2007 with a record date of 5 March 2007 and paid on 11 April 2007.	246.8
Final 2006	
Final fully franked dividend for 2006 of 45 cents per share on ordinary shares as declared by the Directors on 24 August 2006 with a record date of 4 September 2006 and paid on 9 October 2006.	236.2

Further information regarding dividends may be found in note 5 to the financial statements.

9. Review of operations

The divisional structure of the Tabcorp Group was revised from 1 June 2007 to enable greater focus on the Wagering and Gaming operations, which resulted in the removal of the Australian Business layer.

The Tabcorp Group divisional structure comprises the following four divisions:

- Casinos;
- Wagering;
- Gaming; and
- International.

The activities and results for these four divisions are discussed below.

Further details about the corporate restructure are contained in section 10.8 of this report.

9.1. Casinos division

The Tabcorp Group operates four hotel and casino properties: Star City in Sydney; Conrad Jupiters on the Gold Coast; Conrad Treasury in Brisbane; and Jupiters Townsville. In addition, the Tabcorp Group manages the Gold Coast Convention and Exhibition Centre, and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved EBIT of $333.9 million, which was 21.3% below the previous financial year. The division's operating revenue decreased by 2.9% to $1,286.6 million.

9.2. Wagering division

The Tabcorp Group conducts wagering activities throughout Victoria and New South Wales in a network of agencies, hotels and clubs, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings.

In addition, totalizator and fixed odds betting is offered on sporting events.

The Tabcorp Group also has specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international broadcasting services.

The Wagering division achieved EBIT of $225.7 million, which was 5.8% below the previous financial year. Operating revenue for the Wagering division increased by 4.3% to $1,464.1 million.

9.3. Gaming division

In Victoria, the Tabcorp Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Tabcorp Group operates Keno in New South Wales and Queensland.

The Gaming division achieved EBIT of $251.1 million, which was 2.4% below the previous financial year. Operating revenue for the Gaming division increased by 3.4% to $1,081.8 million.

9.4. International division

The Tabcorp Group has a 67% interest in a joint venture to provide systems and support services to the lottery market in the People's Republic of China (PRC). The rollout of the commercial pilot for the Keno lottery system in the PRC continues.

The division incurred a loss before interest and income tax expense of $6.5 million (loss of $16.1 million in the prior financial year).

10. Significant changes in the state of affairs

The following events, which may be considered to be significant changes in the state of affairs of the Tabcorp Group, have occurred since the start of the financial year.

10.1. Sky Channel and TVN

On 16 August 2006 the Australian Competition and Consumer Commission (ACCC) informed Tabcorp and thoroughbred racing broadcaster ThoroughVisioN Pty Ltd (TVN) that, in its view, proposed long term arrangements between Sky Channel Pty Ltd (a wholly owned subsidiary of Tabcorp) and TVN would be likely to raise competition law concerns in the market for the acquisition of thoroughbred racing broadcasting rights. The ACCC noted that, if the parties wished to put in place the proposed long term arrangements, they may wish to consider seeking a formal authorisation from the ACCC for those arrangements on the grounds that they provide public benefit.

On 1 February 2007 Tabcorp/Sky and TVN announced that they had agreed to revised long term arrangements for the broadcasting of thoroughbred racing on Sky Channel and TVN. Tabcorp/Sky and TVN sought formal authorisation for the revised arrangements from the ACCC. Authorisation was received from the ACCC in July 2007.

Tabcorp/Sky and TVN have agreed that the revised long term broadcasting arrangements will come into effect on 1 September 2007. These arrangements, which are in force to 31 December 2012, cover a range of matters including media rights, Tabcorp's distribution of TVN on non-exclusive basis and production outsource arrangements under which Sky will produce TVN.

10.2. Conrad Jupiters refurbishments

During the financial year, a $53 million refurbishment was completed at the Conrad Jupiters hotel and casino property on the Gold Coast. The refurbishment resulted in an expanded gaming floor and new facilities, including balconies, a restaurant, an entertainment precinct and two bars.

A further $16 million will be spent on refurbishing hotel rooms, which is scheduled for completion by the end of December 2007.

These refurbishments will deliver a new level of comfort for Conrad Jupiters' customers and ensure the property remains one of the best hotel and casino destinations in Australia.

10.3. Victorian gaming levy

The Victorian Government announced in March 2007 that the annual levy on Victorian EGMs will be increased from $3,033 to $4,333 per EGM, commencing 1 July 2007. This will increase the taxes paid by Tabcorp on its 13,750 EGMs, which is worth an additional $17.9 million a year to the Victorian Government.

10.4. Changes to the Board of Directors

John Story will become Chairman of the Tabcorp Group following Michael Robinson's retirement at Tabcorp's Annual General Meeting in November 2007.

A number of other changes have occurred to the composition of the Board since 1 July 2006, which are disclosed in section 2 of this report.

10.5. Change of Managing Director and Chief Executive Officer

Elmer Funke Kupper was appointed as Managing Director and Chief Executive Officer on 13 July 2007, subject to receiving all necessary regulatory approvals. His appointment follows Matthew Slatter's cessation as Managing Director and Chief Executive Officer of the Tabcorp Group on 14 March 2007.

10.6. Revitalising the New South Wales TAB retail network

On 19 December 2006, the Tabcorp Group announced a plan to revitalise the New South Wales TAB retail network. The program aims to enhance the customer experience, grow the wagering business and strengthen financial returns in New South Wales. A total of $50 million will be invested in the New South Wales retail network over five years to deliver better customer facilities with more space, more information for customers, greater comfort, new self-service terminals and big screen televisions for racing vision.

10.7. Takeover offer for UNiTAB Limited (UNiTAB)

At the start of the financial year, the Tabcorp Group was progressing with its takeover offer for UNiTAB, the Brisbane based wagering and gaming company. On 16 August 2006, the ACCC announced that it would oppose the proposed takeover and, as a consequence, Tabcorp decided not to proceed with its takeover offer for UNiTAB.

10.8. Corporate restructure

As part of a strategic review of its operations, the Tabcorp Group adopted a new divisional structure at the start of the financial year, which grouped operations into the Australian Business division, Casinos division and the International division. This is referred to in section 9 of this report.

From 1 July 2007, the Australian Business layer was removed from the Group's organisational structure. This change recognises the importance of the Wagering and Gaming operations as stand alone divisions, and will provide greater focus on optimising the operations, cost control and performance of these divisions.

The Tabcorp Group also announced that a shared services centre would be located in Melbourne, providing finance and human resources functions across the Tabcorp Group, the devolution of technical services responsibilities to the business divisions and streamlining of corporate functions. This will be completed within the 07/08 financial year.

This restructure aims to accelerate growth opportunities and create greater efficiencies across the Tabcorp Group.

10.9. Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Tabcorp Group that occurred during the financial year other than as set out in this Directors' report.

11. Business strategies

Tabcorp is Australia's premier gambling and entertainment group and aspires to be one of the best performing gambling and entertainment groups in the world. To achieve this aspiration, Tabcorp's priorities are:

- Improve customer service, particularly in Wagering;
- Focus on organic growth and market share gains in each business;
- Drive continued productivity and efficiency gains across the Group;
- Make the investments that support medium term growth, particularly in New South Wales; and
- Secure the renewal of the Victorian gaming, wagering and Keno licences.

Directors' report (continued)

12. Significant events after the end of the financial year

No matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the financial statements, that have significantly affected or may significantly affect the operations of the Tabcorp Group, the results of those operations or the state of affairs of the Tabcorp Group in subsequent financial years. Refer also to note 31 to the financial statements.

13. Likely developments and expected results

The Tabcorp Group will continue with its strategies, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the Tabcorp Group and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the Tabcorp Group.

14. Auditor

The Tabcorp Group's external auditor is Ernst & Young. A co-sourced internal audit function has been developed and implemented which is resourced jointly between the Tabcorp Group and KPMG. More information relating to the audit functions can be found in the corporate governance statement of the concise annual report when published.

15. Directors' interests in contracts

Some Directors of the Company, or related entities of the Directors, conduct transactions with entities within the Tabcorp Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity on normal commercial terms and conditions.

16. Environmental regulation and performance

The Tabcorp Group's environmental obligations and waste discharge quotas are regulated under both state and federal law. The Tabcorp Group has a record of complying with, and in most cases exceeding, its environment performance obligations.

No environmental breaches have been notified to the Tabcorp Group by any government agency.

In March 2007, the Tabcorp Group registered for the Federal Government's Energy Efficiency Opportunities initiative. The new Energy Efficiency Opportunities legislation, which was introduced in 2006, will require companies that use over 0.5 petajoules of energy per annum to assess and report on their energy use and practices. The Tabcorp Group is required to report publicly for the first time by 31 December 2008. The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

17. Risk management

The Tabcorp Group has a structured and proactive approach to understanding and managing risk. The key focus of the risk management approach is to align strategy, processes, people, technology and knowledge with evaluating and managing the uncertainties and opportunities faced by the Tabcorp Group. Overviews of the Tabcorp Group's risk management processes and internal control framework are disclosed in the corporate governance statement of the concise annual report when published.

18. Directors' interests in Tabcorp securities

At the date of this report (except as otherwise stated), the Directors had the following relevant interests in the securities of the Company, as notified to the ASX in accordance with Section 205G(1) of the Corporations Act 2001:

Name	Ordinary Shares	Options	Performance Options	Share Rights	Deferred Shares
Current					
Michael Robinson	45,565	-	-	-	-
Elmer Funke Kupper (i)	38,800	-	236,126	15,000	58,200
Anthony Hodgson	100,170	-	-	-	-
Paula Dwyer	20,000	-	-	-	-
Philip Satre	8,000	-	-	-	-
John Story	13,149	-	-	-	-
Zygmunt Switkowski	33,800	-	-	-	-
Former					
Matthew Slatter (ii)	2,000,000 (iii)	1,000,000 (iv)	660,042 (v)	29,943 (v)	71,130 (vi)
Richard Warburton (vii)	23,456	-	-	-	-
Laurence Willett (vii)	2,990	-	-	-	-

(i) Appointed as Managing Director and Chief Executive Officer on 13 July 2007, subject to receiving all necessary regulatory approvals. The Tabcorp securities disclosed above were issued to Mr Funke Kupper while he was a Tabcorp executive, before he was appointed as Managing Director and Chief Executive Officer.

(ii) Ceased as Managing Director and Chief Executive Officer on 14 March 2007. The number of Tabcorp securities disclosed above was applicable at the time of his cessation as Managing Director and Chief Executive Officer, and excluding those Performance Options and Share Rights which lapsed. Refer to section F9.2 of the Remuneration report for further information about these Options, Performance Options and Share Rights.

(iii) Upon commencement of employment Mr Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan. In addition, Mr Slatter was provided with 1,500,000 Options upon commencement of employment as recognition for forfeiting option entitlements from a previous employer. Mr Slatter has exercised all of these Options.

(iv) Upon commencement of employment Mr Slatter was issued one million Options, which vest only if certain annual and cumulative benchmarks are achieved. Refer to section F9.2 of the Remuneration report for further information about these Options.

(v) Performance Options and Share Rights were issued pursuant to the Company's long term incentive scheme. Refer to section F5.3 of the Remuneration report for further information about the long term incentive scheme. Also refer to section F9.2 of the Remuneration report for further information about these Performance Options and Share Rights.

(vi) Deferred Shares were issued pursuant to the Company's short term incentive scheme. Refer to section F5.1 of the Remuneration report for further information about the short term incentive scheme. Upon cessation of employment, these securities became ordinary shares.

(vii) Retired as Non Executive Directors on 27 November 2006 at the conclusion of the Company's Annual General Meeting. The number of Tabcorp securities disclosed above was applicable at the time of their retirement.

John O'Neill will be appointed as a Non Executive Director following the receipt of all necessary regulatory approvals. His relevant interests in Tabcorp securities will be disclosed to the ASX following his appointment as a Director.

Directors' report (continued)

19. Board and Committee meeting attendance

During the financial year ended 30 June 2007 the Company held 14 meetings of the Board of Directors, of which ten were standard Board meetings, and four Board meetings were held to discuss special business, including the Tabcorp Group's proposed takeover offer for UNiTAB.

The attendance of the Directors at meetings of the Board and its Committees during the year in review were:

	Board of Directors		Audit Committee		Risk and Compliance Committee		Nomination Committee		Remuneration Committee	
Name	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Current										
Michael Robinson	14	14	5	5	4	4	2	2	6	6
Anthony Hodgson	13	14	5	5	4	4	2	2	-	-
Paula Dwyer	14	14	5	5	4	4	2	2	2	2
Philip Satre	13	14	4	5	3	4	-	-	-	-
John Story	14	14	5	5	4	4	-	-	-	-
Zygmunt Switkowski (i)	10	10	3	3	3	3	-	-	3	3
Former										
Matthew Slatter (ii)	11	11	4	4	2	2	2	2	5	5
Richard Warburton (iii)	5	6	3	3	2	2	1	1	4	4
Lawrence Willett (iii)	6	6	3	3	2	2	-	-	4	4

A – Number of meetings attended
B – Maximum number of possible meetings available for attendance
(i) Commenced as a Non Executive Director on 2 October 2006 following the receipt of all necessary regulatory approvals. In addition to the meetings above, during the financial year Dr Switkowski attended three Board meetings, two Audit Committee meetings and one Risk and Compliance Committee meeting as an observer whilst awaiting regulatory approval. He was not required to attend these additional meetings and could not vote on any matter at these meetings.
(ii) Ceased as Managing Director and Chief Executive Officer on 14 March 2007. He attended meetings of Committees as stated above, although he was not a member of the Committees and therefore was not required to attend these meetings.
(iii) Retired as a Non Executive Director on 27 November 2006 at the conclusion of the Company's Annual General Meeting.

John O'Neill will be appointed as a Non Executive Director following the receipt of all necessary regulatory approvals. During the financial year Mr O'Neill attended one Board meeting, one Audit Committee meeting and one Risk and Compliance Committee meeting as an observer. He was not required to attend these meetings and could not vote on any matter at these meetings.

Elmer Funke Kupper's appointment as Managing Director and Chief Executive Officer occurred after the conclusion of the financial year ended 30 June 2007.

The details of the functions and memberships of the Committees of the Board are set out in the corporate governance statement of the Company's Concise Annual Report when published. The terms of reference for each Board Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

20. Indemnification and insurance of Directors and Officers

The Tabcorp Group has entered into insurance contracts, which indemnify Directors and Officers of the Tabcorp Group against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

21. Non-statutory audit services

Ernst & Young, the external auditor to the Company and the Tabcorp Group, provided non-statutory audit related services to the Company during the financial year ended 30 June 2007. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the

Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the Company's Board Audit Committee.

The Company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditor (if any). Further details relating to the Audit Committee and the engagement of auditor's are available in the Corporate Governance statement contained in the Concise Annual Report when published.

Ernst & Young, acting as the Company's external auditor, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the Company:

Description of services	$'000
Other audit services	89
Other regulatory audit services	97
Other assurance	15
Total of all non-statutory audit services	**201**

Amounts paid or payable by the Company for audit and non-statutory audit related services are disclosed in note 3 to the financial statements.

22. Corporate governance

The Directors of the Company support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the Company's corporate governance practices was undertaken during the year. As a result, new practices were adopted and existing practices optimised to reflect best practice. The Company's corporate governance statement is contained in the Company's Concise Annual Report when published, which is also available under the corporate governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

23. Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

24. Auditor's independence declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the financial year ended 30 June 2007. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Tim Wallace
Partner

23 August 2007

Liability limited by a scheme approved under Professional Standards Legislation

This report has been signed in accordance with a resolution of Directors.

Michael Robinson AO
Chairman

Melbourne
23 August 2007

Remuneration report

Introduction

This Remuneration report outlines the remuneration policy and arrangements for Tabcorp's Directors, executives and senior management in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also includes the audited remuneration disclosures required by Australian Accounting Standard AASB124 *'Related Party Disclosures'* in accordance with Corporations Regulation 2M.6.04.

The Remuneration report relates to the Group's key management personnel (KMP) and the five executives that received the highest remuneration during the year in the Company and the Group. KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Tabcorp Group, directly or indirectly, and comprises all the Directors of Tabcorp and members of the Executive Committee. The same group of individuals is regarded as KMP for both the Company and the Group.

This report forms part of the Directors' report and is set out under the following headings:

Section	Heading
A	**Significant changes since 30 June 2006**
A1	Key management personnel
A2	Remuneration strategy – Executives and senior management
B	**Governance**
C	**Remuneration philosophy (audited)**
D	**Key management personnel (KMP) (audited)**
E	**Non Executive Director remuneration (audited)**
E1	Remuneration framework
E2	Structure
E3	Current annual fees
F	**Executive remuneration (including Executive Director) (audited)**
F1	Remuneration framework
F2	Reward structure
F3	Reward mix
F4	Fixed remuneration
F5	Variable (at risk) remuneration
F6	Relationship between remuneration and Tabcorp's performance
F7	Performance of Tabcorp and shareholder wealth
F8	Executive contracts – KMP
F9	Executive director contract – former Managing Director and Chief Executive Officer
G	**Remuneration tables (audited)**
G1	Remuneration of KMP (including five highest paid executives)
G2	Other remuneration tables

A Significant changes since 30 June 2006

A1 Key management personnel

A1.1 Directors

Zygmunt Switkowski was appointed to the Board on 2 October 2006, following receipt of regulatory approvals.

John O'Neill will join the Board once all necessary regulatory approvals have been received. These are expected to be obtained after 30 June 2007.

Richard Warburton and Lawrence Willett retired as Directors at the Annual General Meeting on 27 November 2006.

A1.2 Managing Director and Chief Executive Officer – Former

Matthew Slatter ceased employment and resigned as a Director on 14 March 2007. Details of the terms of separation and payments made are set out in section F9.

A1.3 Acting Chief Executive Officer

Elmer Funke Kupper was appointed Acting Chief Executive Officer on 14 March 2007. Mr Funke Kupper was subsequently appointed Managing Director and Chief Executive Officer on 13 July 2007, subject to regulatory approval.

A1.4 Executives

Following the appointment of Mr Funke Kupper to the Acting Chief Executive Officer role, Mohan Jesudason (Managing Director, Gaming) and Robert Nason (Managing Director, Wagering) were appointed to the Executive Committee on 14 March 2007.

George Mackey (Executive General Manager, Technical Services) and Julia Nenke (Executive General Manager, Human Resources) ceased employment on 11 December 2006 and 30 April 2007 respectively, following an organisational re-structure.

Peter Caillard transferred from the role of Chief Executive, Media to Executive General Manager, Strategy & Development effective 1 July 2006.

A2 Remuneration strategy – Executives and senior management

Tabcorp's remuneration strategy for executives and senior management was reviewed at the end of the 2006 financial year. The objective of the review was to determine market best practice to ensure Tabcorp has a remuneration strategy that will best enable delivery of the Group's strategy.

As a consequence of the review, the remuneration strategy was updated at the commencement of the 2007 financial year. Refer to section F1.2 for an overview of the changes implemented.

B Governance

The main responsibilities of the Board Remuneration Committee are:

- Establishing and maintaining fair and reasonable remuneration policies and practices that apply to the Group;
- Reviewing and recommending to the Board the remuneration of:
  - the Chairman, Deputy Chairman and Non Executive Directors;
  - the Managing Director and Chief Executive Officer;
  - the terms and conditions of any incentive plans and approving which executives and senior management may participate in these plans;
- Reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer; and
- Agreeing benchmarks against which annual salary reviews are evaluated.

In exercising its responsibilities, the Board Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of Directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality, high performing Board and executive team.

The Board Remuneration Committee is governed by its Terms of Reference, which are available on Tabcorp's website at www.tabcorp.com.au under the About Us – Corporate Governance section.

To assist in exercising its responsibilities, the Board Remuneration Committee receives independent advice on such matters as remuneration strategies and reward framework, mix and structure.

At the start of the financial year, the Board Remuneration Committee implemented a new reward framework to enhance the remuneration practices applicable to Tabcorp executives and senior management. This new reward framework is explained in section F.

Remuneration report (continued)

C Remuneration philosophy (audited)

The key objective of Tabcorp's remuneration philosophy is to enable Tabcorp to attract, motivate and retain high calibre individuals at both Board and senior management level. To achieve this, Tabcorp's remuneration framework is based upon the following key principles:

- Creation of shareholder value;
- Maintaining market competitiveness; and
- Measuring and rewarding individual and Group performance.

For executive and senior management remuneration, this involves aligning the reward components with the individual's ability to influence results and to increase the focus on variable reward that is leveraged for superior performance.

D Key management personnel (KMP) (audited)

Name	Position	Period of KMP responsibility if less than full year
Directors		
Current		
Michael Robinson	Chairman	
Anthony Hodgson	Deputy Chairman	
Paula Dwyer	Director (Non Executive)	
Philip Satre	Director (Non Executive)	
John Story	Director (Non Executive)	
Zygmunt Switkowski	Director (Non Executive)	From 2 October 2006
Pending regulatory approval		
John O'Neill	Director (Non Executive)	
Former		
Matthew Slatter	Managing Director and Chief Executive Officer	To 14 March 2007
Richard Warburton	Director (Non Executive)	To 27 November 2006
Lawrence Willett	Director (Non Executive)	To 27 November 2006
Executives		
Current		
Elmer Funke Kupper	Acting Chief Executive Officer [(i)]	From 14 March 2007
	Chief Executive, Australian Business	To 13 March 2007
Matt Bekier	Chief Financial Officer	
Walter Bugno	Chief Executive, Casinos	
Peter Caillard	Executive General Manager, Strategy and Development	
Mohan Jesudason	Managing Director, Gaming	From 14 March 2007
Robert Nason	Managing Director, Wagering	From 14 March 2007
Kerry Willcock	Executive General Manager, Corporate and Legal	
Former		
George Mackey	Executive General Manager, Technical Services	To 11 December 2006
Julia Nenke	Executive General Manager, Human Resources	To 30 April 2007

(i) Appointed Managing Director and Chief Executive Officer on 13 July 2007, subject to regulatory approval.

E Non Executive Director remuneration (audited)

E1 Remuneration framework

The Board Remuneration Committee has responsibility for reviewing and recommending to the Board appropriate remuneration arrangements for Non Executive Directors. Factors taken into consideration by the Board Remuneration Committee include:

- The Group's remuneration philosophy;
- The level of fees paid to Board members of other publicly listed Australian companies;
- Operational and regulatory complexity;
- The responsibilities and workload requirements of each Board member; and
- Advice from independent remuneration consultants.

Non Executive Directors' fees are reviewed annually on a calendar year basis by the Remuneration Committee and are approved by the Board of Directors.

The aggregate limit for Non Executive Directors' fees (including superannuation contributions where applicable) is approved by shareholders and was set at $2 million at the Annual General Meeting on 28 November 2005.

Non Executive Directors do not receive any performance or incentive payments and are not eligible to participate in any of Tabcorp's incentive plans. This policy aligns with the principle that Non Executive Directors should act independently.

E2 Structure

Non Executive Directors' remuneration comprises the following components:

- Board fee;
- Board Committee fees; and
- Superannuation (where applicable).

E2.1 Board fee

The Board fee is structured to recognise the responsibility of each Non Executive Director and the additional responsibilities of both the Chairman and Deputy Chairman.

Board fees are not paid to the Managing Director and Chief Executive Officer as Board responsibilities are considered to form part of the responsibilities for this position. Additionally, Board fees are not paid to executives (including the Managing Director and Chief Executive Officer) for directorships of any subsidiaries.

E2.2 Board Committee fees

Board Committee fees are structured to recognise the differing responsibilities and workload associated with each Committee, and the additional responsibilities of each Committee Chairman.

Any new Non Executive Director is paid observer fees for attending Board and Committee meetings whilst awaiting regulatory approval.

E2.3 Superannuation

Australian resident Directors are paid superannuation contributions (9% of total fees). Any non Australian resident Director receives a payment in cash which is equivalent to the amount that would otherwise be paid as superannuation. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative limits.

E3 Current annual fees

The fees for Non Executive Directors and Board Committee membership are applicable for the period 1 January to 31 December. Figure 1 details the current annual fees applicable from 1 January 2007.

The Board fees reflect an increase of approximately 3% on prior year fees, in line with CPI. This increase was considered appropriate to maintain competitiveness with fees paid to Non Executive Directors of comparable ASX listed companies.

There has been no change in the Board Committee fees during the year.

Remuneration report (continued)

Figure 1: Non Executive Director and Board Committee fixed annual fees effective from 1 January 2007

Position	Board fee [i] $	Board Committee fees [i] Audit $	Risk & Compliance $	Remuneration $	Nomination $
Chairman	363,000	-	-	-	-
Deputy Chairman	165,000	-	-	-	-
Director	134,000	-	-	-	-
Committee Chair	-	50,000	25,000	25,000	7,500
Committee Member	-	15,000	15,000	10,000	7,500

(i) Fees exclude superannuation contributions.

F Executive remuneration (including Executive Director) (audited)

F1 Remuneration framework

F1.1 Overview

The remuneration framework comprises a mix of both fixed and variable remuneration components, with the latter being at risk as the actual payment is dependent upon the achievement of individual and Group performance targets. Variable remuneration may be delivered in the form of cash (or shares) for achievement of short term performance targets, and Restricted Shares and Performance Options for achievement of medium and long term performance targets respectively.

The objective of structuring a remuneration framework comprising both fixed and variable components is to ensure remuneration is market competitive and aligned to:

- Shareholders interests through:
  - The use of financial measures, being net profit after tax (pre some non-recurring items) and earnings per share as the primary reward measures for short and medium term performance outcomes.
  - Rewarding long term performance outcomes of superior and sustainable shareholder returns, measured by reference to a comparable group of companies in the S&P/ASX200 index.
  - Aligning Group, divisional and individual performance targets to the performance objectives in Tabcorp's annual and long term strategic plans.
  - Attracting, motivating and retaining individuals of the highest calibre.
  - Fostering a culture of high performance in a team based environment.
- Executive interests through:
  - Differentiating reward outcomes based upon individual performance and capability.
  - Ensuring the form of reward delivery is closely aligned with the ability to influence results.
  - Providing upside opportunity for superior Group performance and increased shareholder value.

F1.2 Changes since 30 June 2006

Tabcorp's remuneration strategy was revised at the end of the 2006 financial year to facilitate best delivery of the Group's strategy by:

- Ensuring the remuneration framework:
  - Appropriately recognises employees' capabilities to impact the achievement of strategic objectives.
  - Remains effective in attracting and retaining individuals of the highest calibre.
- Continuing to enhance reward for performance in line with market trends.

The key changes implemented since 30 June 2006 are:

- Introduction of a medium term incentive (refer section F5.2), which is delivered in the form of Restricted Shares that are subject to a two year service condition;
- Share Rights no longer being offered as a form of variable remuneration under the long term incentive scheme; and
- Changing the weighting of the components of variable remuneration as a result of the above.

F2 Reward structure

Metrics within incentive plans are set to ensure that the achievement of short, medium and long term strategic objectives are commensurate with shareholder value creation. The reward structure is outlined in Figure 2 below.

Figure 2: Executive reward structure



Component
Delivery
Performance alignment
Strategic objective
Fixed
Cash
Superannuation
Market median
Variable (at risk)
Short term incentive
Cash (i)
Group Performance
Business unit performance
Individual performance
Short term targets (12 month period)
Medium term incentive
Restricted Shares (ii)
EPS growth (iv)
Individual performance and capability (v)
Sustained performance (2 year period)
Long term incentive
Performance Options (iii)
Total shareholder return
Shareholder value creation (3-4 year period)
Total Annual Reward (TAR)

(i) May also be taken in the form of shares issued under the Tabcorp Employee Deferred Share Plan or additional voluntary superannuation contributions.
(ii) Issued under the Tabcorp Employee Deferred Share Plan and are subject to a two year service condition.
(iii) May vest over a three to four year period, subject to meeting relevant performance based hurdle.
(iv) Earnings per share. Measured against performance over two years, however only one year will be used in the first year of operation of the Medium term incentive.
(v) Only applicable in second year of plan operation, being the year commencing 1 July 2007.

F3 Reward mix

F3.1 Target reward mix by band

The target reward mix aims to position Total Annual Reward (TAR) at the market median. It is reflective of benchmarking performed against a wide range of organisations to ensure that the incentive opportunity, as well as the TAR opportunity, is competitive when compared to the market.

An outcome of the remuneration strategy review was to update the target reward mix for executives and senior managers, which was implemented from the commencement of the 2007 financial year. Tabcorp will transition all affected employees to the new target reward mix over a two year period, with any new employees or internal promotions being based upon the new target reward mix.

Remuneration report (continued)

Figure 3 outlines the target reward mix for the three senior employee job bands within Tabcorp.

The Board Remuneration Committee reviews the target reward mix percentages from time to time to ensure they remain appropriate for participants. In particular, the Board Remuneration Committee has the discretion to:

- Vary the target reward mix for current employees; and
- Use a transitional reward mix for participants moving between job bands.

The Board Remuneration Committee can exercise its discretion to invite employees in other job bands to participate in the Short term incentive.

Figure 3: Target reward mix by band


Total Annual Reward
Band A
40.0%
30.0%
15.0%
15.0%
Band B
50.0%
25.0%
12.50%
12.50%
Band C
55.0%
22.5%
11.25%
11.25%
0%
20%
40%
60%
80%
100%
Fixed
Short term incentive
Medium term incentive
Long term incentive

F3.2 KMP reward mix

The reward mix for KMP outlined in Figure 4 reflects the target reward mix detailed in Figure 3 above. This target reward mix excludes appointment incentives for Matthew Slatter, Elmer Funke Kupper, Walter Bugno and Robert Nason and a retention incentive for Peter Caillard (refer sections F8 and F9).

Figure 4: KMP reward mix

		Target reward mix				
			Variable (at risk) incentives			
			Cash	Equity		
Band	KMP	Fixed	Short term	Medium term	Long term	Total Annual Reward
A	Matthew Slatter	40%	30%	15%	15%	100%
B	Matt Bekier	50%	25%	12.5%	12.5%	100%
	Walter Bugno	50%	25%	12.5%	12.5%	100%
	Elmer Funke Kupper (i)	50%	25%	12.5%	12.5%	100%
	Mohan Jesudason	50%	25%	12.5%	12.5%	100%
	George Mackey	50%	25%	12.5%	12.5%	100%
	Robert Nason	50%	25%	12.5%	12.5%	100%
	Julia Nenke	50%	25%	12.5%	12.5%	100%
C	Peter Caillard	55%	22.5%	11.25%	11.25%	100%
	Kerry Willcock	55%	22.5%	11.25%	11.25%	100%

(i) Reflects target reward mix prior to appointment as Managing Director and Chief Executive Officer in July 2007 (subject to regulatory approval). Target reward mix excludes payments received whilst Acting Chief Executive Officer (refer section F8.2.2).

F4 Fixed remuneration

Fixed remuneration comprises salary and superannuation. Executives may elect to salary sacrifice for additional superannuation contributions, novated car leases and laptop computers.

The level of fixed remuneration reflects the scope and responsibilities of the role and the level of knowledge, skills and experience of the individual.

F5 Variable (at risk) remuneration

F5.1 Short term incentive (STI)

F5.1.1 Overview

The STI is designed to reward employees for the achievement of individual, business unit and Group performance over the 12 month annual performance period, which are aligned to and are supportive of the Group's annual objectives.

F5.1.2 Determining factors

The incentive is based upon three key factors:

Figure 5: STI calculation


Target STI
X
Funding Multiplier (between 0.8 & 1.4)
X
Individual Performance Multiplier
=
Short Term Incentive

- Target STI

  This is set as a percentage of the individual's Total Annual Reward.

- Funding Multiplier (FM)

  The FM increases or decreases the STI by reference to the Group's financial performance, which is measured using the budgeted versus actual annual net profit after tax pre some non recurring items as determined by the Board.

  The FM ranges from 0.8 to 1.4, representing actual Group financial performance against budget. In the event the FM is below the threshold level of 0.8, individual awards may be funded at a reduced level, subject to management recommendation and Board Remuneration Committee approval.

- Individual Performance Multiplier (IPM)

  Individual performance is assessed using a balanced scorecard of individual measures that align to and are supportive of the Group's annual objectives. The balanced scorecard assesses four performance areas – people and leadership, organisation, customer and financial. Specific key performance objectives (KPOs) are agreed upon for each performance area at the start of the financial year against which the individual is assessed.

To be eligible to receive a STI, participants need to demonstrate required levels of behaviours and values in achieving the KPOs, in addition to financial performance being above a certain minimum.

F5.1.3 Delivery

The STI is delivered in cash, with the opportunity for the recipient to voluntarily sacrifice all or part of the incentive into shares (issued under Tabcorp's Employee Deferred Share Plan) or additional superannuation contributions.

F5.1.4 Accounting treatment

The financial impact of the STI is expensed in the relevant financial year and is reflected in the remuneration disclosures for KMP.

F5.2 Medium term incentive (MTI)

F5.2.1 Overview

The MTI is a new component of remuneration under the revised framework, designed to reward executives and senior management for the achievement of sustained performance over a two year period whilst encouraging the retention of key talent.

F5.2.2 Determining factors

The incentive is based upon three key factors:

Figure 6: MTI calculation


Target MTI
X
Performance Multiplier (between 0.8 & 1.4)
X
Individual Capability & Performance Multiplier
=
Medium Term Incentive

- Target MTI

  This is set as a percentage of the individual's Total Annual Reward.

- Performance Multiplier (PM)

  The PM increases or decreases the MTI by reference to the Group's financial performance, which is measured against the achievement of EPS growth targets that are aligned with the long term strategic plan. Performance is evaluated over a two year period, however only a one year period will be used in the first year of operation of the MTI.

- Individual Capability and Performance Multiplier (ICPM)

  The ICPM assesses the individual against a capability and performance matrix.

  This measure will only be introduced from the second year of the plan commencing 1 July 2007, allowing completion of the capability framework and assessment process. For year one, the ICPM is deemed to be 1.

Remuneration report (continued)

F5.2.3 Delivery
The MTI is delivered in the form of Restricted Shares, which are subject to a two year service condition during which time the shares may not be traded, but have full entitlement to both dividends and voting rights.

F5.2.4 Allocation
Restricted Shares will be allocated under the MTI annually, following the release of the annual results. The number allocated will be determined based upon the five day volume weighted average price of Tabcorp shares prior to grant date.

The first allocation of Restricted Shares under the MTI will occur following the financial year ended 30 June 2007.

F5.2.5 Accounting treatment
The MTI is expensed over a two year period, commencing from the time the Restricted Shares are granted to the participant, which occurs after year end.

As this is the first year of the plan's operation, the current year remuneration table (Figure 13B) does not disclose any amounts in respect of the MTI, which will be disclosed for the first time in the 2008 financial year and beyond.

F5.3 Long term incentive (LTI)
F5.3.1 Overview
The LTI is principally designed to reward the most senior levels of management where 'line of sight' to long-term shareholder value creation is greatest over a three to four year period.

LTI is delivered through Performance Options which provides the holder with the opportunity to acquire shares at a specified price, subject to meeting market based performance hurdles and service conditions. Performance Options are considered an effective instrument for delivering incentives to senior management for growth in shareholder value over the medium to long term.

Performance Options issued under the revised LTI plan have the following features:

- Tested against the relevant performance hurdle at the third anniversary of the date of grant and at two subsequent six monthly intervals;
- Vest over a three to four year period, with any unvested Performance Options lapsing at the fourth anniversary of the date of grant;
- Participants have until the seventh anniversary of the date of grant to exercise vested Performance Options, otherwise they lapse;
- Upon exercise and payment of the exercise price, the Company will issue or transfer ordinary shares to the holder;
- The first allocation of Performance Options under the revised LTI structure occurred during the financial year ended 30 June 2007; and
- The fair value will be expensed over a four year period from the grant date.

F5.3.2 Allocation
Performance Options under the LTI are allocated annually at or around the time of the annual salary review. The number of Performance Options allocated is calculated as outlined in Figure 7.

Figure 7: Allocation calculation



Target LTI ($)
÷
Fair Market Value of Performance Option
=
Number of Performance Options Allocated

F5.3.3 Valuation
Fair Market Value (FMV) is the valuation method used to allocate LTI equity in order to align remuneration values with disclosed accounting expense for share based payments and emerging market practice.

Tabcorp engages external consultants to calculate the FMV for each allocation of Performance Options under the LTI using the following option pricing models:

- Monte Carlo simulation to estimate the proportion of Performance Options which might vest at each test date after the application of the performance hurdles; and
- A binomial tree to reflect the American call option value of the Performance Options at each test date, discounted to present value at the grant date.

These models take the following factors into consideration:

- Current share price of the underlying share;
- Exercise price (refer section F5.3.4);
- Life of instrument;
- Expected volatility of Tabcorp's share price;
- Risk free interest rate; and
- Expected dividend yield.

F5.3.4 Exercise price
The exercise price of the Performance Options is the five day volume weighted average price of Tabcorp shares prior to grant date.

F5.3.5 Vesting conditions

The vesting of Performance Options issued under the LTI is dependent on two conditions, as discussed below.

Time based

Performance Options may vest over a three to four year period (Test Period), subject to meeting the relevant performance based hurdle (refer Figure 8). The Test Period aligns with the timeframe for Tabcorp's long term business strategy.

Figure 8: Time based vesting conditions (subject to meeting performance hurdle)



Performance Period
Test Period
Exercise Period
Year 0
Grant Date
Year 1
Year 2
Year 3
Year 4
Years 5 to 7
Test dates
First
Second
(+6 months)
Third
(+12 months)

As illustrated in Figure 8, the Performance Options are tested against the performance hurdle at six monthly intervals during the Test Period, as follows:

Test Date	Timing
First	Commencement of Test Period □ Third anniversary after grant date
Second	Six months after First Test Date
Third	Conclusion of Test Period □ Fourth anniversary after grant date □ 12 months after First Test Date

Performance based

The performance hurdle for Performance Options issued under the LTI is relative Total Shareholder Return (TSR).

TSR measures the return received by shareholders over a specific period relative to a peer group of companies. It is calculated by taking into account growth in the share price between the grant date and the test date, and dividends received by shareholders during that period. If there is any change in the dividend payment timetable of a company in the peer group (including Tabcorp), the TSR performance of that company is adjusted to remove any artificial distortion in the outcome. Tabcorp engages an external consultant to calculate Tabcorp's TSR relative to the peer group of companies.

The peer group used for assessing Tabcorp's relative TSR is based upon the following companies.

Basis	Exclusions
100 largest companies by market capitalisation in S&P/ASX 200 index (after exclusions)	□ Property trusts; □ Infrastructure groups; and □ Mining companies Represented by the S&P Global Industry Classification Standards of Oil & Gas, Metals & Mining, Transportation Infrastructure and Real Estate.

The composition of the peer group may change as a result of specific external events, such as mergers and acquisitions, capital returns, delistings and capital reconstruction. The Board Remuneration Committee has agreed guidelines for adjusting the peer group following such events, and has a discretion to determine any adjustment to the peer group of companies.

The table below sets out the percentage of Performance Options that will vest depending on Tabcorp's TSR ranking as at the applicable test dates:

Tabcorp's relative TSR ranking	Percentage of Performance Options that will vest
Below 50th percentile	0%
At 50th percentile	50%
Above 50th and below 75th percentile	Pro-rata between 50% (at 50th percentile) and 100% (at 75th percentile)
At or above 75th percentile	100%

If Tabcorp's relative TSR ranking on a test date is higher than that measured on a previous test date(s), a further number of Performance Options may vest to participants in addition to those that may have already vested. Alternatively, if Tabcorp's relative TSR ranking is lower than as measured on a previous test date(s), no further Performance Options will vest. The maximum number of Performance Options that will have vested to participants will accord with the highest measure of Tabcorp's relative TSR ranking on test dates during the test period.

Upon exercise of Performance Options, participants will acquire fully paid ordinary shares in the Company, and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares.

F5.3.6 Lapsing conditions
Performance Options that have not vested at the end of the Test Period will lapse.

Performance Options which have vested will be exercisable by the participant until the seventh anniversary after the grant date. Following the seventh anniversary, any vested Performance Options which have not been exercised will lapse.

F5.3.7 Cessation of employment
All Performance Options will immediately lapse upon cessation of employment. However the Board Remuneration Committee has discretion in special circumstances to determine the number of Performance Options (and Share Rights, where applicable) retained and terms. Special circumstances include events such as retirement, redundancy, and death or permanent disability.

Vested Performance Options are exercisable by the individual for a period of 90 days after termination of employment, following which they will lapse.

F5.3.8 Accounting treatment
Performance Options issued under the revised LTI are expensed evenly over a four year period, commencing from the grant date. Under accounting standards, Tabcorp is required to recognise an expense irrespective of whether the Performance Option vests to the holder. A reversal of the expense is only recognised in the event the instruments lapse due to cessation of employment within the four year period.

The 'Remuneration of KMP' tables at section G1 (Figures 13A – 13D) reflect the accounting expense recognised in the relevant financial year, not the total value of Performance Options allocated to the executive during the year, which is disclosed in Figure 14E.

F5.3.9 LTI – Key changes from previous year structure

Changes to the LTI structure from 30 June 2006 are highlighted in the table below.

Key Features	LTI – pre 30 June 2006	LTI – post 30 June 2006
Delivery vehicle	Performance Options Share Rights	Performance Options only
Exercise price	Performance Options – 5 day VWAP prior to grant date Share Rights - Nil	No change (Performance Options)
Valuation	Fair Market Value per accounting standards	No change
Vesting period	5 years from grant date	4 years from grant date
Vesting criteria	Relative TSR	No change
Test Period	2 years between third and fifth anniversary of grant date	1 year between third and fourth anniversary of grant date
Test Dates – Number	3	No change
Test Dates – Frequency	Annually (on grant date anniversary)	6 monthly
Exercise period	Maximum seven years from grant date	No change
Accounting - expense and remuneration disclosures	3 years (2003, 2004 and 2005 tranches) 4 years (2006 tranche)	4 years

F5.4 Appointment/retention incentives

F5.4.1 Criteria for issue

Restricted Shares may be issued to executives as an incentive upon appointment (either externally or to a new position internally) or for retention. These are ordinary shares in the Company which are subject to time based restrictions on transfer only, in order to act as a retention mechanism.

Additionally, executives may also be issued Performance Options (and Share Rights prior to 30 June 2006) upon appointment. These instruments are issued under the LTI and are subject to the same performance hurdles and vesting conditions (refer section 5.3).

F5.4.2 Accounting treatment

The fair value of Restricted Shares is expensed as remuneration over the relevant restriction period.

Performance Options (and Share Rights pre 30 June 2006) are expensed in accordance with issues under the LTI (refer section 5.3.8).

F5.5 Policy prohibiting hedging

Participants in the MTI or LTI are restricted from hedging the value of Restricted Shares and unvested Performance Options and Share Rights, and must not enter into a derivative arrangement in respect of these securities granted under these plans. Breaches of the restriction will result in securities being forfeited.

These prohibitions are included in Tabcorp's Share Trading Policy, available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au and in the terms and conditions of the MTI and LTI plans.

Equity instruments granted under the MTI and LTI can only be registered in the name of the participant, are not registered on the main share register, and cannot be traded or transferred to another party.

The Board at its discretion can request an executive to provide a statutory declaration that the executive has complied with this policy.

F6 Relationship between remuneration and Tabcorp's performance

The remuneration strategy has been aligned to Tabcorp's performance cycle in order to ensure a connection between reward and the achievement of short, medium and long term strategic objectives. A significant proportion of the TAR for executives and other senior management is dependent on the achievement of:

- Short term measures – Achievement of Group's performance targets against business plan;
- Medium term measures – Earnings per share growth (two year period); and
- Long term measures – Relative TSR ranking against peer group of companies.

This relationship has been reinforced in the current financial year with KMP not being awarded either short or medium term variable remuneration as a result of the Group not achieving the required performance targets and EPS growth rates, as illustrated in section F7.

F6.1 STI

The STI is directly correlated to the achievement of Group's profit after tax (pre some non recurring items as determined by the Board) in comparison to the annual budget. Under the terms of the STI, the funding multiplier is the primary factor used to determine the amount of the award payable, with individual performance factors only being considered in the event the primary test is satisfied.

As the performance hurdle for the 30 June 2007 year was not achieved, STI has not been awarded to any KMP.

F6.2 MTI

The MTI is directly correlated to the achievement of EPS against growth targets over a two year period (one year for first year of operation).

As the performance hurdle for the 30 June 2007 year was not achieved, MTI has not been awarded to any KMP.

F6.3 LTI

The payment of a LTI is dependent upon Tabcorp's relative TSR ranking, which incorporates dividends, other capital returns and share price performance since the grant date. If the required level of TSR performance is not met, the equity instruments do not vest.

The first allocation under the LTI was made on 1 December 2003, with the first test date occurring on 1 December 2006. As the performance based criteria for vesting was not achieved, no Performance Options or Share Rights were vested at the first test date.

The 2008 financial year will have three test dates for allocations under the LTI, as follows:

Tranche	Test Dates in year ended 30 June 2008
7 September 2007	First test date for the 7 September 2004 allocation
1 December 2007	Second test date for the 1 December 2003 allocation
3 March 2008	First test date for the 3 March 2005 allocation

F7 Performance of Tabcorp and shareholder wealth

Tabcorp's annual financial performance over the five year period since 30 June 2003 is highlighted in the graphs below.

Shareholder wealth has increased during the period, as illustrated by:

- Increase in fully franked dividends paid to shareholders (42% increase); and
- Growth in Tabcorp's share price (59% increase).

As explained in section F6, the downturn in performance in the current financial year has been reflected in KMP's variable (at risk) remuneration, reflecting the relationship to the creation of shareholder wealth.

Figure 9: Net profit after tax (i)


Net profit after tax ($m)
600
500
400
300
200
100
0
252.6
311.0
433.4
543.4
450.4
02/03 03/04 04/05 05/06 06/07

Figure 10: EPS (basic) (i)


Earnings per share (cents)
120
100
80
60
40
20
0
68.7
77.6
83.9
103.6
85.8
02/03 03/04 04/05 05/06 06/07

Figure 11: Full year dividend in respect of each financial year (includes interim and final dividends)


Cents per share fully franked
100
90
80
70
60
50
40
30
20
10
0
67.0
71.0
81.0
89.0
94.0
02/03 03/04 04/05 05/06 06/07

Figure 12: Company share price at the end of each financial year


Share price ($)
20
18
16
14
12
10
8
6
4
2
0
10.77
14.24
16.40
15.20
17.15
02/03 03/04 04/05 05/06 06/07

(i) The 04/05 and subsequent years are presented under the Australian equivalents of International Financial Reporting Standards, whereas the 02/03 and 03/04 years are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP). Refer to the 30 June 2006 financial report for further details of the AIFRS transition.

F8 Executive contracts - KMP

F8.1 Contract terms

The details of the contracts of the executives (KMP) of Tabcorp are detailed below. The contracts do not require any termination payments, other than payment in lieu of notice (if applicable).

Name	Position	Contract term	Minimum notice period (months)	
			Executive	Tabcorp
Current				
Elmer Funke Kupper	Acting Chief Executive Officer (i)	Open ended	3	9
Matt Bekier	Chief Financial Officer	Open ended	3	9
Walter Bugno	Chief Executive, Casinos	Open ended	3	9
Peter Caillard	Executive General Manager, Strategy and Development	Open ended	3	12
Mohan Jesudason	Managing Director, Gaming	Open ended	3	6
Robert Nason	Managing Director, Wagering	Open ended	3	6
Kerry Willcock	Executive General Manager, Corporate and Legal	Open ended	3	9
Former				
George Mackey (ii)	Executive General Manager, Technical Services	Open ended	3	9
Julia Nenke (iii)	Executive General Manager, Human Resources	Open ended	3	9

(i) Appointed Managing Director and Chief Executive Officer on 13 July 2007.
(ii) Ceased employment and as a KMP on 11 December 2006.
(iii) Ceased employment and as a KMP on 30 April 2007.

F8.2 Specific contract terms

F8.2.1 Appointment and retention incentives

The Board Remuneration Committee approved appointment incentives for Elmer Funke Kupper, Walter Bugno, and Robert Nason in the year ended 30 June 2006. Peter Caillard was awarded a retention incentive upon his appointment as Executive General Manager, Strategy and Development in July 2006.

Acting Chief Executive Officer

Mr Funke Kupper was provided an appointment incentive upon commencement as Chief Executive, Australian Business of $1.9 million comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	97,000	Subject to trading restrictions lifting in 3 tranches on 31 December 2006, 2007 and 2008.
Performance Options	112,500	Vesting subject to the performance hurdles under the previous LTI structure.
Share Rights	15,000	

Chief Executive, Casinos

Mr Bugno was provided an appointment incentive of $900,000 comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	30,000	Subject to trading restrictions lifting in 3 tranches on 31 December 2006, 2007 and 2008.
Performance Options	112,500	Vesting subject to the performance hurdles under the previous LTI structure.
Share Rights	15,000	

Managing Director, Wagering

Mr Nason was provided an appointment incentive of approximately $150,000 comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	10,000	Subject to trading restrictions lifting in 2 tranches on 26 June 2007 and 2008.

Executive General Manager, Strategy and Development

Mr Caillard was provided a retention incentive of approximately $225,000 upon appointment to his current role comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	15,000	Subject to trading restrictions lifting in 3 tranches on 1 July 2007, 2008 and 2009.

F8.2.2 Acting Chief Executive Officer

Mr Funke Kupper received a cash payment of $100,000 gross per month for the additional duties and responsibilities whilst Acting Chief Executive Officer. This payment is in addition to the Total Annual Reward received by Mr Funke Kupper in his previous role as Chief Executive, Australian Business and is not included in Total Annual Reward for determining allocations under the STI, MTI or LTI plans.

F9 Executive director contract - former Managing Director and Chief Executive Officer

Matthew Slatter ceased employment with the Company on 14 March 2007, and as a Director of the Company and its subsidiaries.

F9.1 Termination payment

Under the terms of his employment agreement, Mr Slatter received a payment of $3,306,011 on termination, comprising:

	$
Pay in lieu of notice (12 months)	2,556,164
Pro rata 2006 LTI equivalent	653,425
Accrued annual leave entitlements	96,422
Total	**3,306,011**

F9.2 Equity instruments issued under incentive schemes prior to termination

F9.2.1 Equity instruments retained

As a condition of his termination, the Board exercised its discretion to permit Mr Slatter to retain full entitlement to all currently issued Options, Performance Options and Share Rights, other than those allocated on 7 September 2005. The Options, Performance Options and Share Rights retained by him remain subject to the same vesting conditions as existed at the relevant grant date.

Grant date	Instrument type	Exercise price	Allocation Number	Vested to date Number	Lapsed Number	Balance Number	Future test dates Next	Future test dates Last
7 Oct 2002 (i)	Options	$12.61	1,000,000	85,165	Nil	914,835	7 Oct 2007	7 Oct 2007
1 Dec 2003 (ii)	Performance Options	$11.23	352,349	Nil	Nil	352,349	1 Dec 2007	1 Dec 2008
	Share Rights	$nil	15,996	Nil	Nil	15,996		
7 Sep 2004 (ii)	Performance Options	$14.54	307,693	Nil	Nil	307,693	7 Sep 2007	7 Sep 2009
	Share Rights	$nil	13,947	Nil	Nil	13,947		
7 Sep 2005 (ii)	Performance Options	$16.51	318,080	Nil	(318,080)	Nil	N/A	N/A
	Share Rights	$nil	14,420	Nil	(14,420)	Nil		

(i) Issued under an Employment Agreement upon appointment.

(ii) Issued under LTI (pre 30 June 2006 structure).

F9.2.2 Vesting criteria

- Employment Agreement

Mr Slatter was allocated one million Options upon commencement of employment as an appointment incentive, of which 85,165 had vested at the date of termination. The remaining balance will be tested against the relevant performance benchmark on the final test date occurring on 7 October 2007, when they will either vest (in part or in whole) or lapse.

The performance benchmark is based on the Company's TSR ranking compared to a peer group of companies as detailed in the table below:

Basis	Exclusions
100 largest companies by market capitalisation in S&P/ASX200 index (after exclusions)	- Listed property trusts; and - Mining companies

The percentage of Options that may vest depending on Tabcorp's TSR ranking as at 7 October 2007 is detailed in the table below.

Tabcorp's relative TSR ranking	Percentage of Options that will vest
Below 40th percentile	0%
At 40th percentile	20%
Above 40th and below 75th percentile	Pro-rata between 20% (at 40th percentile) and 100% (at 75th percentile)
At or above 75th percentile	100%

- LTI – pre 30 June 2006 structure

As outlined in section F6.3, the Performance Options and Share Rights issued under the LTI are either yet to meet the required performance hurdles or reach the first test date. Mr Slatter cannot derive any value from these instruments at this time.

As these instruments did not lapse on termination, they will be tested for the achievement of the applicable performance conditions for each tranche at the relevant test dates, as outlined in section F5.3.

F9.3 Outstanding loan

Prior to the commencement of the LTI in 2003, senior executives were provided with a loan for the purpose of acquiring shares in Tabcorp (known as the Senior Executives Long Term Incentive Plan (SELTIP)), which was only repayable upon termination. Following his termination, Mr Slatter repaid the loan under the SELTIP in the amount of $5,904,059.

G Remuneration tables (audited)

G1 Remuneration of KMP (including five highest paid executives)

Figure 13A: KMP remuneration for the year ended 30 June 2007 - Directors

	Short term			Long term		Post employment	Share based payments (iii)				
KMP	Salary & fees (i) $	Bonus $	Non-monetary benefits (ii) $	Other $	Long service leave $	Super-annuation $	Performance Options & Share Rights $	Restricted shares $	Total $	Performance related (iv) %	Termination payments $
Current:											
Non Executive											
Michael Robinson	405,250	-	1,211	-	-	36,473	-	-	442,934	n/a	-
Paula Dwyer	175,447	-	-	-	-	15,790	-	-	191,237	n/a	-
Anthony Hodgson	235,000	-	-	-	-	21,150	-	-	256,150	n/a	-
Philip Satre (v)	163,956	-	-	-	-	-	-	-	163,956	n/a	-
John Story	172,000	-	-	-	-	15,480	-	-	187,480	n/a	-
Zygmunt Switkowski (vi)	179,187	-	1,581	-	-	16,127	-	-	196,895	n/a	-
Former:											
Executive											
Matthew Slatter (vii)	1,026,917	-	229,006	-	(57,366)	9,515	518,466	-	1,726,538	30%	3,209,589
Non Executive											
Richard Warburton (viii)	80,208	-	605	-	-	6,309	-	-	87,122	n/a	-
Lawrence Willett (viii)	70,833	-	1,581	-	-	6,375	-	-	78,789	n/a	-
Total	**2,508,798**	**-**	**233,984**	**-**	**(57,366)**	**127,219**	**518,466**	**-**	**3,331,101**		**3,209,589**

(i) Comprises salary and fees, salary sacrificed benefits and annual leave expense, where applicable.

(ii) Comprises the cost to the Company for providing a low interest loan to acquire shares in the Company pursuant to an issue made under a previous employee share plan, car parking and entertainment.

(iii) Represents:

- The fair value of share based payments expensed by the Company; and
- The fair value of the allocation of one million Options granted on 7 October 2002 upon commencement of employment, which are not recognised as an expense by the Company as the grant date was prior to the commencement of the applicable date for AASB 2 'Share–based Payment'. The amount disclosed as remuneration for these Options is $382,365.

(iv) Represents the sum of bonus, Options, Performance Options and Share Rights as a percentage of total remuneration, excluding termination payments.

(v) Received cash in lieu of superannuation, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

(vi) Appointed as a director on 2 October 2006 following the receipt of all necessary regulatory approvals. Salary and fees include observer fees of $44,436 paid for the period 1 July 2006 to 1 October 2006, whilst awaiting regulatory approval.

(vii) Ceased employment and as a KMP on 14 March 2007. In addition to the amounts disclosed above, payment of annual leave on cessation amounted to $96,422.

(viii) Retired at the Company's Annual General Meeting on 27 November 2006.

Remuneration report (continued)

Figure 13B: KMP remuneration for the year ended 30 June 2007 – Executives (including five highest paid executives)

	Short term				Long term	Post employment	Share based payments (iv)				
KMP	Salary & fees (i) $	Bonus $	Non-monetary benefits (ii) $	Other (iii) $	Long service leave $	Super-annuation $	Performance Options & Share Rights $	Restricted shares $	Total $	Performance related (v) %	Termination payments $
Current:											
Elmer Funke Kupper (vi)	1,268,258	-	605	-	3,076	12,686	158,109	769,470	2,212,204	7%	-
Matt Bekier	708,852	-	-	57,768	2,422	12,686	36,699	-	818,427	4%	-
Walter Bugno (vi)	897,699	-	4,673	-	3,029	12,686	171,309	252,833	1,342,229	13%	-
Peter Caillard (vi)	552,487	-	27,005	34,333	34,463	12,686	105,622	136,463	903,059	12%	-
Mohan Jesudason (vii)	541,852	-	37,841	-	9,646	12,686	151,048	-	753,073	20%	-
Robert Nason (vi)(viii)	722,501	308,182	-	443,919	2,129	12,686	27,024	112,941	1,629,382	2%	-
Kerry Willcock	420,374	-	1,581	-	4,540	12,686	65,416	-	504,597	13%	-
Former:											
George Mackey (ix)	184,023	-	-	-	(20,892)	6,295	65,590	-	235,016	28%	533,460
Julia Nenke (x)	329,856	-	-	22,500	(3,049)	10,572	85,298	-	445,177	19%	670,083
Total	**5,625,902**	**308,182**	**71,705**	**558,520**	**35,364**	**105,669**	**866,115**	**1,271,707**	**8,843,164**		**1,203,543**

(i) Comprises salary, salary sacrificed benefits (including superannuation, motor vehicle novated leases and self-funded study) and annual leave expense.

(ii) Comprises the cost to the Company for providing low interest loans to acquire shares in the Company pursuant to issues made under a previous employee share plan, car parking, and entertainment, where applicable.

(iii) Comprised relocation expenses and mortgage interest subsidy payments, where applicable.

(iv) Represents the fair value of share based payments expensed by the Company, which includes amounts expensed subsequent to cessation of employment where equity instruments are retained.

(v) Represents the sum of bonus (excluding non-performance related bonus), Performance Options, Share Rights and Restricted Shares (excluding appointment or retention incentives) as a percentage of total remuneration, excluding termination payments.

(vi) Share based payments include Restricted Shares that were granted as appointment or retention incentives.

(vii) KMP from 14 March 2007, following appointment to the Executive Committee. Total remuneration for the period whilst a KMP was $209,343.

(viii) KMP from 14 March 2007, following appointment to the Executive Committee. Total remuneration for the period whilst a KMP was $476,446. Bonus for the year was non-performance related.

(ix) Ceased employment and as a KMP on 11 December 2006. In addition to the amounts disclosed above, payment of annual leave entitlements on cessation amounted to $35,860.

(x) Ceased employment and as a KMP on 30 April 2007. In addition to the amounts disclosed above, payment of annual leave entitlements on cessation amounted to $16,862.

Figure 13C: KMP remuneration for the year ended 30 June 2006 - Directors

KMP	Short term				Long term	Post employment	Share based payments (iii)				
	Salary & fees (i) $	Bonus $	Non-monetary benefits (ii) $	Other $	Long service leave $	Super-annuation $	Performance Options & Share Rights $	Restricted shares $	Total $	Performance related (iv) %	Termination payments $
Current:											
Executive											
Matthew Slatter	1,426,157	856,235	122,395	-	26,972	12,139	917,517	-	3,361,415	53%	-
Non Executive											
Michael Robinson	388,075	-	-	-	-	34,927	-	-	423,002	n/a	-
Paula Dwyer (v)	185,000	-	-	-	-	16,650	-	-	201,650	n/a	-
Anthony Hodgson	225,000	-	-	-	-	20,251	-	-	245,251	n/a	-
Philip Satre (vi)	167,397	-	-	-	-	-	-	-	167,397	n/a	-
John Story	165,001	-	-	-	-	14,850	-	-	179,851	n/a	-
Richard Warburton	182,593	-	-	-	-	14,517	-	-	197,110	n/a	-
Lawrence Willett	157,500	-	-	-	-	15,951	-	-	173,451	n/a	-
Former:											
Non Executive											
Warren Wilson (vii)	65,628	-	-	-	-	5,707	-	-	71,335	n/a	-
Total	**2,962,351**	**856,235**	**122,395**	-	**26,972**	**134,992**	**917,517**	-	**5,020,462**		-

(i) Comprises salary and fees, salary sacrificed benefits and annual leave expense, where applicable.

(ii) Comprises the cost to the Company for providing a low interest loan to acquire shares in the Company pursuant to an issue made under a previous employee share plan and the provision of car parking.

(iii) Represents:

- The fair value of share based payments expensed by the Company; and
- The fair value of the allocation of one million Options granted on 7 October 2002 upon commencement of employment, which are not recognised as an expense by the Company as the grant date was prior to the commencement of the applicable date for AASB 2 'Share –based Payment'. The amount disclosed as remuneration for these Options is $302,914.

(iv) Represents the sum of bonus, Options, Performance Options and Share Rights as a percentage of total remuneration, excluding termination payments.

(v) Appointed as a director on 30 August 2005, following receipt of all necessary regulatory approvals. Salary and fees include observer fees of $42,919 paid for the period 1 July 2005 to 29 August 2005, whilst awaiting regulatory approval.

(vi) Received cash in lieu of superannuation, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

(vii) Retired at the Company's Annual General Meeting on 28 November 2005.

Figure 13D: KMP remuneration for the year ended 30 June 2006 – Executives (including five highest paid executives)

	Short term				Long term	Post employment	Share based payments [iv]				
KMP	Salary & fees [i] $	Bonus $	Non-monetary benefits [ii] $	Other [iii] $	Long service leave $	Super-annuation $	Performance Options & Share Rights $	Restricted shares $	Total $	Performance related [v] %	Termination payments $
Current:											
Matt Bekier [vi]	314,279	110,349	-	225,207	777	5,150	-	-	655,762	17%	-
Walter Bugno [vii]	239,273	103,841	898	-	588	3,035	31,031	89,516	468,182	29%	-
Peter Caillard [viii]	408,380	160,882	45,980	-	45,722	48,000	92,593	-	801,557	32%	-
Elmer Funke Kupper [ix]	309,844	143,510	-	-	816	4,712	36,975	372,907	868,764	21%	-
Mohan Jesudason [x]	504,274	194,681	31,438	-	5,976	38,702	141,389	-	916,460	37%	-
George Mackey [xi]	405,853	145,560	10,040	83,088	11,279	12,139	104,929	-	772,888	32%	-
Julia Nenke	413,995	132,491	-	91,569	2,109	12,829	42,411	-	695,404	25%	-
Kerry Willcock	362,725	125,867	-	-	2,067	13,539	38,982	-	543,180	30%	-
Former:											
David Banks [xii]	561,429	-	111,534	-	43,209	85,838	349,779	-	1,151,789	30%	1,322,270
David Elmslie [xiii]	301,058	-	43,082	-	10,145	53,668	252,535	-	660,488	38%	801,600
Paul Gulbenkian [xiv]	404,745	-	25,298	-	21,830	12,139	84,111	-	548,123	15%	546,400
Michael Piggott [xv]	687,268	-	35,637	45,202	19,866	76,378	187,909	-	1,052,260	18%	1,020,240
Anne Tasker [xvi]	420,069	132,491	-	-	1,506	12,139	-	-	566,205	23%	-
Total	**5,333,192**	**1,249,672**	**303,907**	**445,066**	**165,890**	**378,268**	**1,362,644**	**462,423**	**9,701,062**		**3,690,510**

(i) Comprises salary, salary sacrificed benefits (including superannuation and motor vehicle novated leases) and annual leave expense.
(ii) Comprises the cost to the Company for providing low interest loans to acquire shares in the Company pursuant to issues made under a previous employee share plan, car parking, and the provision of motor vehicles, where applicable.
(iii) Comprises relocation expenses, where applicable.
(iv) Represents the fair value of share based payments expensed by the Company, which includes amounts expensed subsequent to cessation of employment where equity instruments are retained.
(v) Represents the sum of bonus, Performance Options, Share Rights and Restricted Shares (excluding appointment or retention incentives) as a percentage of total remuneration, excluding termination payments.
(vi) Commenced employment and as a KMP on 30 January 2006. Elected to receive $27,587 of bonus as shares.
(vii) Commenced employment and as a KMP on 3 April 2006. Share based payments include Restricted Shares granted as an appointment incentive.
(viii) Ceased as a KMP on 27 February 2006, but remained with the Company and recommenced as a KMP on 1 July 2006. Total remuneration for the period while a KMP was $537,011.
(ix) Commenced employment and as a KMP on 27 February 2006. Share based payments include Restricted Shares granted as an appointment incentive.
(x) Ceased as a KMP on 27 February 2006. Total remuneration for the period while a KMP was $600,101.
(xi) Elected to receive $53,131 of bonus as shares.
(xii) Ceased employment and as a KMP on 31 March 2006. Total remuneration including termination payments was $2,474,059. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $281,930. Total remuneration for the period while a KMP was $1,106,477, excluding termination payments.
(xiii) Ceased employment and as a KMP on 31 January 2006. Total remuneration including termination payments was $1,462,088. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $255,100. Total remuneration for the period while a KMP was $616,398, excluding termination payments.
(xiv) Ceased as a KMP on 30 June 2006 and ceased employment on 1 July 2006. Total remuneration including termination payments was $1,094,523. The termination payment was accrued at 30 June 2006.
(xv) Ceased as a KMP on 27 February 2006, but remained with the Company until 7 July 2006. Total remuneration including termination payments was $2,072,500. The termination payment was accrued at 30 June 2006. Total remuneration for the period while a KMP was $691,399 excluding termination payments.
(xvi) Ceased employment and as a KMP on 30 June 2006.

G2 Other remuneration tables

Figure 14A: Short term incentive (STI) achieved

For the year ended 30 June 2007

Robert Nason was paid a non performance related short term incentive during the year of $308,182, which was calculated as 100% of target and 60% of maximum STI potential.

For all other KMP, no STI was awarded:

- Actual STI payment as a % of maximum STI 0%
- Actual STI payment as a % of target STI 0%
- STI not achieved as a % of target STI 100%

Figure 14B: Terms and conditions of Performance Options and Share Rights granted during the year

	Fair value at grant date		Exercise price			
Grant date	Options $	Rights $	Options $	Rights $	First exercise date	Last exercise/ expiry date
For the year ended 30 June 2007:						
17 November 2006	2.29	n/a	15.22	n/a	17 November 2009	17 November 2013
For the year ended 30 June 2006:						
7 September 2005	1.86	10.01	16.51	-	7 September 2008	7 September 2012
3 March 2006	1.73	9.21	15.08	-	3 March 2009	3 March 2013
3 April 2006	2.01	9.75	15.42	-	3 April 2009	3 April 2013

Figure 14C: Performance Options and Share Rights granted during the year

For the year ended 30 June 2007

	Granted 17 November 2006	
KMP	Options Number	Rights Number
Current:		
Elmer Funke Kupper	123,626	-
Matt Bekier	96,154	-
Walter Bugno	123,626	-
Peter Caillard	59,003	-
Mohan Jesudason	74,176	-
Robert Nason	70,804	-
Kerry Willcock	48,832	-
Former:		
George Mackey	60,440	-
Julia Nenke	58,379	-
Matthew Slatter	-	-
Total	**715,040**	-

For the year ended 30 June 2006

	Granted 7 September 2005		Granted 3 March 2006		Granted 3 April 2006	
KMP	Options Number	Rights Number	Options Number	Rights Number	Options Number	Rights Number
Current:						
Matthew Slatter	318,080	14,420	-	-	-	-
Walter Bugno	-	-	-	-	112,500	15,000
Peter Caillard	37,946	5,161	-	-	-	-
Elmer Funke Kupper	-	-	112,500	15,000	-	-
Mohan Jesudason	48,214	6,557	-	-	-	-
George Mackey	37,946	5,161	-	-	-	-
Julia Nenke	47,395	6,446	-	-	-	-
Kerry Willcock	43,562	5,925	-	-	-	-
Former:						
David Banks	71,551	9,731	-	-	-	-
David Elmslie	58,036	7,893	-	-	-	-
Paul Gulbenkian	35,714	4,857	-	-	-	-
Michael Piggott	66,964	9,107	-	-	-	-
Anne Tasker	-	-	36,029	4,874	-	-
Total	**765,408**	**75,258**	**148,529**	**19,874**	**112,500**	**15,000**

Figure 14D: Performance Options and Share Rights vested and exercised during the year

For the year ended 30 June 2007

No Performance Options and Share Rights were vested or exercised during the year.

For the year ended 30 June 2006

	Vested		Shares Issued	Paid per	Unpaid per
KMP	Options Number	Share Rights Number	on Exercise Number	Share $	Share $
Current:					
Matthew Slatter (i)	-	-	1,000,000	12.61	-
Former:					
David Banks (ii)	161,142	21,932		-	-
David Elmslie (ii)	102,276	13,921		-	-
Total	**263,418**	**35,853**	**1,000,000**		

(i) Relate to Options issued under an employment agreement on 7 October 2002, which vested at grant date.

(ii) Relate to Performance Options and Share Rights issued under the LTPP, which were vested at the executives' termination date.

Figure 14E: Fair value of Options, Performance Options and Share Rights granted as part of remuneration (i)

	During the year ended 30 June 2007				
KMP	**Granted $**	**Exercised $**	**Lapsed $**	**Total Value $**	**As a % of remuneration(ii) %**
Current:					
Elmer Funke Kupper	283,104	-	-	283,104	7%
Matt Bekier	220,193	-	-	220,193	4%
Walter Bugno	283,104	-	-	283,104	13%
Peter Caillard	135,117	-	-	135,117	12%
Mohan Jesudason	169,863	-	-	169,863	20%
Robert Nason	162,141	-	-	162,141	2%
Kerry Willcock	111,825	-	-	111,825	13%
Former:					
George Mackey	138,408	-	219,481	357,889	28%
Julia Nenke	133,688	-	158,657	292,345	19%
Matthew Slatter	-	-	735,973	735,973	30%
Total	**1,637,443**	**-**	**1,114,111**	**2,751,554**	

(i) For details on the valuation of the Performance Options and Share Rights, including models and assumptions used, refer to Note 25 of the Financial Report.

(ii) Represents the fair value of Options, Performance Options and Share Rights expensed during the year as a percentage of total remuneration, excluding termination payments.

Income statement

for the year ended 30 June 2007

	Consolidated	
	2007 $m	2006 $m
Total operating revenues	**3,835.0**	3,776.9
Other revenues	**48.7**	57.9
Revenue	**3,883.7**	3,834.8
Other income	**(1.5)**	11.8
Government taxes and levies	**(1,044.3)**	(1,018.7)
Commissions and fees	**(825.5)**	(796.0)
Employment costs	**(587.3)**	(536.2)
Depreciation and amortisation	**(142.3)**	(139.1)
Impairment	**(2.2)**	(68.5)
Property costs	**(78.7)**	(76.0)
Computer costs	**(28.9)**	(27.1)
Advertising and promotions	**(80.9)**	(82.2)
Professional and contract services	**(33.3)**	(33.4)
Finance costs	**(172.3)**	(165.9)
Other expenses	**(246.9)**	(208.5)
Profit before income tax expense	**639.6**	695.0
Income tax expense	**(190.1)**	(152.4)
Net profit after tax	**449.5**	542.6
Net loss attributable to minority interest	**0.9**	0.8
Net profit attributable to members of the parent entity	**450.4**	543.4
Earnings per share for profit attributable to members of the parent entity:		
Basic earnings per share (cents per share)	**85.8**	103.6
Diluted earnings per share (cents per share)	**85.6**	103.4

Balance sheet

as at 30 June 2007

	Consolidated	
	2007 $m	2006 $m
Current assets		
Cash and cash equivalents	**202.2**	206.6
Receivables	**31.6**	34.7
Inventories	**15.1**	15.0
Derivative financial instruments	**-**	1.8
Other	**18.7**	20.5
Assets held for sale	**15.1**	-
Total current assets	**282.7**	278.6
Non current assets		
Property, plant and equipment	**1,461.8**	1,442.3
Licences	**1,220.8**	1,230.1
Other intangible assets	**3,680.7**	3,676.5
Derivative financial instruments	**66.8**	29.7
Other	**13.7**	14.8
Total non current assets	**6,443.8**	6,393.4
TOTAL ASSETS	**6,726.5**	6,672.0
Current liabilities		
Payables	**379.8**	345.4
Interest bearing liabilities	**390.0**	390.0
Current tax liabilities	**13.2**	33.3
Provisions	**114.7**	122.3
Other	**2.6**	5.2
Liabilities held for sale	**4.6**	-
Total current liabilities	**904.9**	896.2
Non current liabilities		
Interest bearing liabilities	**1,950.6**	2,029.6
Deferred tax liabilities	**271.7**	246.1
Provisions	**45.3**	63.8
Derivative financial instruments	**167.3**	73.4
Other	**2.5**	-
Total non current liabilities	**2,437.4**	2,412.9
TOTAL LIABILITIES	**3,342.3**	3,309.1
NET ASSETS	**3,384.2**	3,362.9
Equity		
Issued capital	**3,192.3**	3,176.3
Retained earnings	**168.6**	201.7
Reserves	**15.2**	(19.2)
Parent interests	**3,376.1**	3,358.8
Minority interests	**8.1**	4.1
TOTAL EQUITY	**3,384.2**	3,362.9

Cash flow statement

for the year ended 30 June 2007

	Consolidated	
	2007 $m	2006 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	**4,009.0**	3,969.1
Payments to suppliers, service providers and employees	**(2,057.1)**	(1,893.6)
Payments of government levies, betting taxes and GST	**(993.1)**	(998.7)
Interest received	**8.7**	9.5
Finance costs paid	**(161.4)**	(162.7)
Income tax paid	**(198.2)**	(218.4)
Net cash flows from operating activities	**607.9**	705.2
Cash flows from investing activities		
Proceeds from sale of businesses	**-**	6.3
Payments for property, plant and equipment and intangibles	**(166.8)**	(236.1)
Proceeds from sale of property, plant and equipment and intangibles	**5.8**	38.0
Net cash flows from investing activities	**(161.0)**	(191.8)
Cash flows from financing activities		
Net proceeds/(repayments) from borrowings	**22.0**	(98.0)
Dividends paid	**(348.4)**	(299.5)
On-market share purchases for dividend reinvestment plan	**(134.6)**	(146.7)
Payments for on-market share buy back	**(1.2)**	(1.6)
Proceeds from issue of shares and exercise of options	**-**	13.9
Proceeds from issue of shares to minority interests	**-**	4.9
Proceeds from sale of treasury shares	**-**	1.5
Repayments of employee share loans	**16.0**	9.3
Net cash flows from financing activities	**(446.2)**	(516.2)
Net increase/(decrease) in cash held	**0.7**	(2.8)
Cash at the beginning of the financial year	**206.6**	209.4
Cash at the end of the financial year	**207.3**	206.6

Statement of recognised income and expense

for the year ended 30 June 2007

	Consolidated	
	2007 $m	2006 $m
Change in fair value of cash flow hedges	**45.9**	(30.1)
Actuarial gain/(loss) on defined benefit plan	**(0.8)**	3.7
Income tax (expense)/benefit on items taken directly to equity	**(13.6)**	8.0
Net income/(expense) recognised directly in equity	31.5	(18.4)
Net profit after tax	**449.5**	542.6
Total recognised income and expense for the period	**481.0**	524.2
Attributable to:		
Members of the parent entity	**481.9**	525.0
Minority interest	**(0.9)**	(0.8)
	481.0	524.2
Effects of changes in accounting policy on members of the parent entity:		
Retained earnings	-	0.7
Net unrealised gain/(loss) reserve	-	(3.2)
	-	(2.5)

Notes to the concise financial statements

for the year ended 30 June 2007

1. Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act (2001) and Accounting Standard AASB 1039 Concise Financial Reports. The financial statements and specific disclosures required by AASB 1039 are an extract of, and have been derived from the Group's full financial report for the financial year. Other information included in the concise financial report is consistent with the Group's full financial report.

All amounts are presented in Australian Dollars.

A full description of the accounting policies adopted by the Group is provided in the 2007 financial statements which form part of the full financial report.

	Consolidated	
	2007 $m	2006 $m
2. Dividends		
Dividends declared and paid during the year on ordinary shares:		
(a) Final dividend for 2006 of 45.0 cents paid on 9 October 2006 (2005: 41.0 cents paid on 13 October 2005)	**236.2**	215.2
(b) Interim dividend for 2007 of 47.0 cents paid on 11 April 2007 (2006: 44.0 cents paid on 10 April 2006)	**246.8**	231.0
	483.0	446.2
Dividends declared after balance date		
Since the end of the financial year, the directors declared the following dividend:		
Final - 47.0 cents per share (2006: 45.0 cents per share)	**246.7**	236.2

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 4).

Dividends on ordinary shares are fully franked at a tax rate of 30%.

3. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has four main business segments:

Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.

Wagering — Comprises:

- Totalizator and fixed odds betting activities; and
- National and international broadcasting of racing and sporting events.

Gaming — Gaming machine and Keno operations in licensed clubs and hotels.

International — Technology and product sales and development of opportunities outside of Australia.

Effective 1 July 2006, the following changes were made to the Group's segments, reflecting operational changes, and the 2006 comparatives have been adjusted accordingly:

- Media operations were integrated into the Wagering segment;
- International Keno operations were transferred to the Gaming segment from the International segment; and
- International Trackside operations were transferred to the Wagering segment from the International segment.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. International's operations outside of Australia were not material in the reporting periods.

Inter segment pricing is determined on commercial terms and conditions.

	Casinos $m	Wagering $m	Gaming $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated							
Total operating revenues - external	1,286.6	1,464.1	1,081.8	2.5	-	-	3,835.0
Other revenues - external	7.1	13.0	19.8	-	8.8	-	48.7
Intersegment revenue	4.8	-	-	-	-	(4.8)	-
Revenues	1,298.5	1,477.1	1,101.6	2.5	8.8	(4.8)	3,883.7
Segment Result	**333.9**	**225.7**	**251.1**	**(6.5)**			**804.2**
Unallocated interest revenue							8.6
Unallocated other revenue							0.2
Unallocated expenses							(1.1)
Unallocated finance costs							(172.3)
Profit before income tax							639.6
Income tax expense							(190.1)
Profit for the period							**449.5**
Depreciation and amortisation	67.9	49.5	23.8	1.1	-	-	142.3
Impairment losses recognised in the income statement	2.2	-	-	-	-	-	2.2
Non cash expenses other than depreciation and amortisation	(1.1)	1.7	0.3	-	-	-	0.9
Segment assets	3,139.2	2,714.2	782.4	23.6	67.1	-	6,726.5
Segment liabilities	254.8	209.1	50.7	12.1	2,815.6	-	3,342.3
Capital expenditure	89.0	43.0	44.8	5.9	-	-	182.7

3. Segment information (continued)

	Casinos $m	Wagering $m	Gaming $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
2006 - Consolidated							
Total operating revenues - external	1,324.5	1,403.3	1,046.6	2.5	-	-	3,776.9
Other revenues - external	7.2	10.8	20.4	-	19.5	-	57.9
Intersegment revenue	5.6	-	-	-	-	(5.6)	-
Revenues	1,337.3	1,414.1	1,067.0	2.5	19.5	(5.6)	3,834.8
Segment result (pre impairment of goodwill)	424.1	239.5	257.3	(16.1)			904.8
Segment Result	**424.1**	**179.8**	**257.3**	**(16.1)**			**845.1**
Unallocated interest revenue							9.4
Unallocated other revenue							10.1
Unallocated expenses							(3.7)
Unallocated finance costs							(165.9)
Profit before income tax							695.0
Income tax expense							(152.4)
Profit for the period							**542.6**
Depreciation and amortisation	72.3	43.1	22.4	0.6	0.7	-	139.1
Impairment losses recognised in the income statement	2.1	66.4	-	-	-	-	68.5
Non cash expenses other than depreciation and amortisation	1.8	0.4	0.7	-	-	-	2.9
Segment assets	3,205.6	2,719.4	687.2	27.7	32.1	-	6,672.0
Segment liabilities	249.1	214.1	36.7	12.8	2,796.4	-	3,309.1
Capital expenditure	98.2	84.2	41.0	0.3	-	-	223.7

4. Events subsequent to reporting date

Dividends

Since 30 June 2007, the directors have declared a dividend of 47 cents per ordinary share. The total amount of the dividend is $246.7 million. This has not been provided for in the 30 June 2007 financial statements (refer to note 2).

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited the accompanying concise financial report of the consolidated entity, comprising Tabcorp Holdings Limited and its controlled entities for the year ended 30 June 2007:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

Made in accordance with a resolution of directors.

Michael B. Robinson AO
Chairman

Melbourne
23 August 2007

Independent audit report

EY ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Tabcorp Holdings Limited

Report on the Concise Financial Report

The accompanying concise financial report of Tabcorp Holdings Limited comprises the balance sheet as at 30 June 2007, the income statement, statement of recognised income and expense and cash flow statement for the year then ended and related notes, derived from the audited financial report of Tabcorp Holdings Limited for the year ended 30 June 2007. The concise financial report does not contain all the disclosures required by the Australian Accounting Standards.

Directors' Responsibility for the Concise Financial Report

The Directors are responsible for the preparation and presentation of the concise financial report in accordance with Accounting Standard AASB 1039 *Concise Financial Reports*, and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit, in accordance with Australian Auditing Standards, of the financial report of Tabcorp Holdings Limited for the year ended 30 June 2007. Our audit report on the financial report for the year was signed on 23 August 2007 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free from material misstatement.

Our procedures in respect of the concise financial report included testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's Opinion

In our opinion, the concise financial report of Tabcorp Holdings Limited for the year ended 30 June 2007 complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Ernst & Young

Tim Wallace
Partner
Melbourne
23 August 2007

Liability limited by a scheme approved under
Professional Standards Legislation

Five year review

For financial year ended 30 June	2007 $m	2006 $m	2005 $m	2004 $m	2003 $m
Total revenue	3,883.7	3,834.8	3,817.1	2,500.0	1,937.1
EBITDA - pre impairment/goodwill (i)	947.8	1,059.1	1,046.2	739.0	525.9
Profit before interest and tax	803.3	851.5	806.6	570.0	420.7
Profit after income tax	450.4	543.4	433.4	311.0	252.6
Profit after income tax - pre impairment/goodwill (ii)	452.6	611.9	526.6	370.7	270.6
Dividend (iii)	493.5	467.2	423.4	330.3	245.4
Cash and deposits	202.2	206.6	209.4	197.0	118.8
Other current assets	80.5	72.0	120.4	158.4	39.6
Licences and other intangibles	1,516.9	1,522.0	1,440.0	1,118.6	1,081.8
Goodwill	3,384.6	3,384.6	3,444.3	1,280.6	292.9
Other non current assets	1,542.3	1,486.8	1,558.9	1,591.3	866.4
Total assets	6,726.5	6,672.0	6,773.0	4,345.9	2,399.5
Current interest bearing liabilities	390.0	390.0	390.0	742.0	450.9
Other current liabilities	514.9	506.2	483.9	307.1	238.2
Non current interest bearing liabilities	1,950.6	2,029.6	2,143.6	1,130.0	315.0
Other non current liabilities	486.8	383.3	496.9	190.8	75.5
Total liabilities	3,342.3	3,309.1	3,514.4	2,369.9	1,079.6
Shareholders' funds	3,384.2	3,362.9	3,258.6	1,975.9	1,319.9
Capital expenditure - payments	166.8	236.1	119.5	101.2	58.0
	cents	cents	cents	cents	cents
Earnings per share - pre impairment/goodwill (ii)	86.2	116.6	101.9	92.5	73.5
Earnings per share - post impairment/goodwill (ii)	85.8	103.6	83.9	77.6	68.7
Dividends per share (iii)	94.0	89.0	81.0	71.0	67.0
Operating cash flow per share (iv)	84.0	89.4	104.9	84.7	87.1
Return on shareholders' funds - pre impairment/goodwill (ii)(v)	13.4%	18.1%	15.6%	21.5%	20.1%
Return on shareholders' funds - post impairment/goodwill (ii)(v)	13.3%	16.1%	12.9%	18.1%	18.8%
Net assets per share	$6.45	$6.41	$6.25	$4.67	$3.61
Operating revenue	$m	$m	$m	$m	$m
Casinos	1,291.4	1,330.1	1,274.9	1,065.3	631.2
Wagering	1,464.1	1,403.3	1,413.2	446.2	426.8
Gaming	1,081.8	1,046.6	1,032.2	933.5	848.1
International	2.5	2.5	-	-	-
Unallocated	(4.8)	(5.6)	40.3	17.8	-
Total	3,835.0	3,776.9	3,760.6	2,462.8	1,906.1

(i) Earnings before interest, tax, depreciation and amortisation. Basis of preparation:
- From 2005 - AIFRS
- Pre 2005 - AGAAP

(ii) After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP).

(iii) Dividends attributable to the financial year, but which may be payable after the end of the period.

(iv) Cash flows from operating activities per the cash flow statement does not include payments for property, plant and equipment, and intangibles. These items are included in the calculation for the operating cash flow per share ratio.

(v) Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 were increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7% and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Shareholder information

as at 31 August 2007

Share capital

Tabcorp has on issue 524,927,016 fully paid ordinary shares. The issued capital is the same as it was on 31 August 2006.

The Company conducted a share buy-back during the year, whereby 51,595 ordinary shares issued under the Tabcorp Short Term Performance Plan were bought back and cancelled to prevent dilution.

Substantial shareholders

The following substantial shareholder notices have been lodged with the Australian Securities Exchange (ASX) in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares(i)	% of issued capital(ii)
Perpetual Limited	22 January 2007	42,882,946	8.17
Maple-Brown Abbott Limited	29 March 2006	31,624,940	6.02

(i) As disclosed in the last notice lodged by the substantial shareholder.
(ii) The percentage set out in the notice lodged with the ASX is based on the total issued share capital of Tabcorp at the date of interest.

Shareholding restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling Tabcorp's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

Voting rights

All ordinary shares issued by Tabcorp Holdings Limited carry one vote per share. Options and share rights do not carry any voting rights. Section 4.3.20 of the Victorian Gambling Regulation Act and Rules 131 to 139 of the Company's Constitution contain certain restrictions in relation to shareholding interests. Similar restrictions are contained in agreements entered into with the New South Wales Casino Control Authority and the Queensland Office of Gaming Regulation. Failure to comply with certain provisions of the Victorian Gambling Regulation Act or the Constitution may result in suspension of voting rights.

Twenty largest registered shareholders*

Investor Group Name	Total Units	% I/C
HSBC Custody Nominees (Australia) Limited	73,975,325	14.09%
National Nominees Limited	53,984,435	10.28%
J P Morgan Nominees Australia Limited	41,643,369	7.93%
RBC Dexia Investor Services Australia Nominees Pty Limited	39,810,198	7.58%
Citicorp Nominees Pty Limited	31,435,945	5.99%
ANZ Nominees Limited	25,142,272	4.79%
UBS Nominees Pty Ltd	9,064,030	1.73%
Cogent Nominees Pty Limited	8,238,758	1.57%
UBS Wealth Management Australia Nominees Pty Ltd	2,975,365	0.57%
Australian Reward Investment Alliance	2,878,266	0.55%
AMP Life Limited	2,306,246	0.44%
Questor Financial Services Limited	2,226,078	0.42%
Queensland Investment Corporation	2,196,433	0.42%
Argo Investments Limited	1,784,810	0.34%
Invia Custodian Pty Limited	1,752,815	0.33%
Perpetual Trustee Co Ltd (Hunter)	1,732,464	0.33%
Australian United Investment Co Limited	1,600,000	0.30%
Sandhurst Trustees Limited	1,341,475	0.26%
Seymour Group Pty Ltd	1,193,081	0.23%
Bond Street Custodians Limited	1,117,851	0.21%
Total of top 20 registered shareholders	**306,399,216**	**58.36%**

* On a grouped basis.

Marketable parcel

There were 4,316 shareholders holding less than a marketable parcel ($500) based on a market price of $15.29 at the close of trading on 31 August 2007.

Distribution of securities held

	Ordinary shares				Performance options		Share rights	
Number of securities held	Number of holders	%	Number of securities	%	Number of holders	Number of securities	Number of holders	Number of securities
1 - 1,000	172,561	77.7	46,900,636	8.9	-	-	3	1,522
1,001 - 5,000	44,249	19.9	92,933,145	17.7	3	9,640	16	50,112
5,001 - 10,000	3,693	1.7	26,223,729	5.0	4	30,048	22	156,946
10,001 - 100,000	1,595	0.7	35,629,872	6.8	41	1,723,925	12	189,763
100,001 and Over	121	0.1	323,239,634	61.6	9	2,003,412	-	-
Total	**222,219**	**100.0**	**524,927,016**	**100.0**	**57**	**3,767,025**	**53**	**398,343**

In addition to the securities shown above, one million options were allocated to Matthew Slatter, Tabcorp's former Managing Director and Chief Executive Officer, upon commencement of his employment on 8 October 2002. Mr Slatter retains these options, which continue to be subject to the same vesting conditions as existed at grant date. Refer to page 51 for more information.
(i) Performance Options are issued to senior managers pursuant to the Company's long term incentive scheme. Refer to page 44 for more information.
(ii) Share Rights were issued to senior managers pursuant to the Company's long term incentive scheme. Share Rights ceased being offered as a form of variable remuneration from 30 June 2006.

Investor information

Shareholder enquiries

Investors seeking information about their shareholding should contact Tabcorp's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) available to assist in responding to their enquiries.

Tabcorp's Share Registry
Link Market Services Limited
Locked Bag A14
Sydney NSW 1235
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 02 8280 7418
Facsimile: 02 9287 0303
Facsimile: 02 9287 0309 (proxy forms only)
E-mail: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Shareholder Benefits Scheme

A benefits scheme was introduced in April 2004 and is available to all current shareholders who were registered as at 5 March 2007. The scheme includes free entry into nominated thoroughbred racing events and special offers on accommodation, merchandise, food and beverages at the Company's hotel and casino complexes. Shareholder benefits cards are sent to eligible shareholders once a year with their interim dividend. Details of the scheme are available on Tabcorp's website.

General enquiries about Tabcorp

If you would like more information about the Company, you are invited to contact:

Tabcorp's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
E-mail: investor@tabcorp.com.au

Tabcorp on the web at www.tabcorp.com.au
Investor information is available on Tabcorp's website, including key announcements, annual reports, dividend history and general Company information.

American Depositary Receipts (ADR)

The Company's shares are traded in sponsored ADR form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents ten Tabcorp shares. Enquiries about ADRs should be made to:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY 10286-1258 USA
Telephone: 1-888-269-2377 (Domestic)
Telephone: +1-212-815-3700 (International)
E-mail: shareowner@bankofny.com
Website: www.adrbny.com

Major announcements

Tabcorp immediately informs the Australian Securities Exchange (ASX) of anything that may effect the Company's share price. All major Company announcements are available on the Company's website at www.tabcorp.com.au following their release to the ASX. The major Company announcements since the previous annual report are;

2007

23 Aug	Full year results – net profit after tax (normalised and before non-recurring items) down 3.8% to 515.6 million
13 Jul	Appointment of Elmer Funke Kupper as Managing Director and Chief Executive Officer
31 May	Tabcorp and New Zealand Racing Board announce pooling alliance
30 May	Appointment of John Story as Chaiman Elect and Capital Management Update
3 May	ACCC proposes to allow Tabcorp/Sky Channel and TVN to share racing content
1 May	$16 million refurbishment of the Conrad Jupiters Hotel and Casino
26 Apr	Tabcorp has not been approached or been involved in any discussions concerning a possible takeover
16 Apr	Victorian Government increases annual levy on electronic gaming machines
11 Apr	Letter to shareholders with information that Tabcorp will be ceasing cheque payments in future
5 Apr	Appointment of John O'Neill as a new Non Executive Director
14 Mar	Matthew Slatter leaves the company
7 Mar	TAB Sportsbet and NRL enter into exclusive sponsorship agreement
21 Feb	Half year results – net profit after tax (before non-recurring items) down 3.6% to $270.3 million
1 Feb	Tabcorp/Sky Channel and TVN agree to revised long term broadcasting arrangements

2006

19 Dec	Tabcorp outlines strategy to revitalise the New South Wales TAB retail network
5 Dec	Tabcorp announces next phase of its streamlining program to drive greater efficiencies
27 Nov	Spring success for Tabcorp and racing industry – turnover up 4.8% across Victoria and New South Wales
21 Nov	Tabcorp/Sky Channel and TVN update regarding revised broadcasting arrangements
8 Nov	Record TAB turnover across Victoria and New South Wales on Emirates Melbourne Cup day
2 Nov	Landmark agreement takes Australian racing to UK and Ireland
22 Sep	Extension of contract of Managing Director and Chief Executive Officer
28 Aug	Tabcorp and New Zealand Racing Board announce signing of a Memorandum of Understanding

Shareholder communications

Annual report

Shareholders can access Tabcorp's annual reports from the Company's website. In 2007, legislation was amended so that in the future, shareholders will not receive an annual report unless they have previously requested a copy.

To help the environment and reduce printing and mailing costs, shareholders may contact the share registry to request not to receive a copy of the annual report (refer to share registry contact details on page 71).

Mandatory direct credit / dividend reinvestment

Shareholders with a registered address in Australia must elect to receive their dividend payments either:

- By direct credit into a nominated bank account with an Australian financial institution; or
- Through reinvestment in the Company's Dividend Reinvestment Plan (DRP).

Direct credit and dividend reinvestment are quick, convenient and secure ways of receiving dividend entitlements, providing benefits such as:

- Payments are electronically credited and/or DRP shares allocated to shareholdings on payment date, without any mailing or handling delays;
- No misplaced or un-banked cheques;
- Reduces the likelihood of mail fraud; and
- For DRP participants, increases their Tabcorp share portfolio without any brokerage costs.

Shareholders can make their elections using the on-line share registry facility or by contacting the share registry.

Become an eShareholder

Shareholders are encouraged to receive their dividend statements and all shareholder communications electronically, which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend statements and other materials by mail. By becoming an eShareholder, you also avoid mailing delays as your documents are sent and received on payment date. Shareholders can make their selections using the on-line share registry facility.

www.tabcorp.com.au

The Company's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual reports to shareholders, interim and preliminary results, webcasts of results and Annual General Meeting presentations, major news releases and other Company statements are available on the website.

On-line share registry facility

The Company's website has an on-line share registry facility that enables shareholders to conduct standard shareholding enquiries and transactions, including:

- Elect to become an eShareholder
- Download historic dividend statements
- Check current shareholding balances
- Cast proxy votes for the Annual General Meeting
- Elect whether to receive an annual report
- Elect to receive dividend payments by direct credit
- Check participation in the Dividend Reinvestment Plan
- Notify Tax File Number / Australian Business Number
- Change registered address


Tabcorp
Australia's premier gambling and entertainment group.

Company directory

Registered office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock exchange listing

Tabcorp Holdings Limited shares are quoted on the Australian Securities Exchange under the code 'TAH'.

The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors
KPMG – Internal auditors

Divisional offices

Queensland divisional office
Level 3
159 William Street
Brisbane QLD 4000
Telephone: 07 3228 0000

Star City
80 Pyrmont Street
Pyrmont NSW 2009
Reservations: 1800 700 700
Telephone: 02 9777 9000
Website: www.starcity.com.au

Conrad Jupiters
Broadbeach Island
Gold Coast QLD 4218
Reservations: 1800 074 344
Telephone: 07 5592 8100
Website: www.conrad.com.au/jupiters

Conrad Treasury
George Street
Brisbane QLD 4000
Reservations: 1800 506 889
Telephone: 07 3306 8888
Website: www.conrad.com.au/treasury

Jupiters Townsville
Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations: 1800 079 210
Telephone: 07 4722 2373
Website: www.jupiterstownsville.com.au

New South Wales divisional office
495 Harris Street
Ultimo NSW 2007
Telephone: 02 9218 1000

Sky Channel / 2KY Radio
79 French's Forest Road
French's Forest NSW 2086
Telephone: 02 9451 0888
Website: www.skychannel.com.au
Website: www.2ky.com.au

Key dates

2007

Annual General Meeting (Star City, Sydney)	26 Novemb

2008*

Half-year results announcement	21 Februa
Ex-dividend for interim dividend	26 Februa
Record date for interim dividend	3 Marc
Interim dividend payment	9 Apr
End of financial year	30 Jun
Full-year results announcement	21 Augus
Ex-dividend for final dividend	26 Augus
Record date for final dividend	1 Septembe
Final dividend payment	7 Octobe
Annual General Meeting	24 Novembe

* *These dates may change. See the Company's website for updates.*

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements. A copy of Tabcorp's full financial statements is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the Company's website at www.tabcorp.com.au.

Tabcorp

END